

LEGG MASON
GLOBAL ASSET MANAGEMENT

FORWARD — TOGETHER

2013 Annual Report

"We can't change the direction of the wind, but we can adjust the sails."

— INDIAN PROVERB

Western Asset Management is one of the world's leading fixed income managers. With a focus on long-term fundamental value investing, the firm has nine offices around the globe and deep experience across the range of fixed income sectors. Founded in 1971, Western Asset's approach emphasizes team management, intensive proprietary research and robust risk management.

For more than 40 years, Royce & Associates has utilized a disciplined, value-oriented approach in managing smaller-company portfolios. Known primarily through its family of mutual funds, The Royce Funds, Royce is committed to the same investment principles that have served it well since 1972.

ClearBridge Investments is a well-established global equity manager focusing on proprietary research and fundamental investing. With over 45 years of experience building portfolios for clients seeking income solutions, high active share or managed volatility, long-tenured portfolio managers provide strong leadership in a centralized investment structure.

Permal Group is a pioneer in multi-manager, multi-strategy alternative investing. Established in 1973, the firm has offices in 10 international financial centers and extensive networks of experienced managers and relationships around the globe. Permal is recognized for investments in new and established hedge fund managers across strategies, asset classes and regions.



WESTERN ASSET

Royce&Associates

ClearBridge Investments

PERMAL

LEGG MASON
GLOBAL ASSET MANAGEMENT

As a global asset management firm with over $664 billion in managed assets, Legg Mason unites some of the industry's leading investment managers under a single banner. Our diverse family of specialized managers is dedicated to creating sustainable value for their clients through active strategies, unique investment processes and an independent approach to research and analysis. Our managers leverage the Legg Mason-led retail global distribution network to further deliver their investment solutions across geographies and channels, guided by client priorities.

Montreal
Toronto
San Francisco
Boston
Stamford
Cincinnati
New York
Pasadena
Philadelphia
Naples
Wilmington
Miami
Baltimore
Nassau
São Paulo
Santiago

Investment Driven Client Centered

Founded in 1986, Brandywine Global is committed to pursuing value investing in equity and fixed income markets, in the U.S. and around the globe. Historically an institutionally-focused firm, with offices in the U.S., Europe and Asia, Brandywine Global combines the agility of a boutique asset manager with the stability and resources of an industry leader.

Batterymarch Financial Management is a global quantitative equity specialist whose core and solutions-based strategies are characterized by rigorous bottom-up stock selection, integrated risk control and cost-efficient trading. Batterymarch is known for pioneering the use of fundamentally-based, quantitative techniques and its early entrance into international and emerging market investing.

Legg Mason Global Equities Group is a collection of three specialty firms dedicated to the global equities asset class, including Esemplia Emerging Markets, Legg Mason Australian Equities and Legg Mason Poland. As with all of our managers, each affiliate operates with investment autonomy pursuing its own unique investment style and process.

Legg Mason Investment Counsel provides highly tailored investment and trust strategies for affluent individuals, families and institutions through an iterative and collaborative approach with its clients. In addition to its core investment capabilities, the firm has specializations in socially responsive investing, philanthropy and trust and family office services.

Legg Mason Global Asset Allocation draws on global expertise and deep intellectual curiosity to build innovative portfolios of diversified assets aimed at achieving a variety of investment goals. The firm offers a broad range of asset allocation capabilities to meet the needs of institutional and retail investors, combining asset allocation expertise with dynamic risk management solutions.


Brandywine GLOBAL


BATTERYMARCH
FINANCIAL MANAGEMENT, INC.


LEGG MASON
Global Equities Group


LEGG MASON
INVESTMENT
COUNSEL


LMGAA
Global Asset Allocation

London
Luxembourg
Warsaw
Paris
Frankfurt
Geneva
Milan
Madrid
Dubai
Tokyo
Shanghai
Taipei
Hong Kong
Singapore
Melbourne

Investment Centers (17)

Distribution Locations (23)

Letter from Joseph A. Sullivan, President and Chief Executive Officer



Joseph A. Sullivan, President and Chief Executive Officer

Dear Fellow Shareholders

I am honored to be writing to you for the first time since being elected Legg Mason's new President and CEO this past February and am grateful for the trust and confidence that our Board and you have placed in me. I am very proud to be leading a firm with a long and rich history and a future filled with opportunity.

At Legg Mason, our goal is straightforward: we strive to be the best asset management firm in the world...for our clients, our shareholders and our employees...and in that order.

By focusing first on clients, we will deliver investment performance that builds the loyalty of current clients and attracts new ones. In turn, the operating performance that results will reward our shareholders appropriately. In so doing, we will continue to make Legg Mason a firm of great opportunity for our employees and of which we can be justifiably proud.

As a company, we have chosen and are committed to active investment management through an independent, multi-affiliate model combined with world-class distribution. This model, well executed, is a unique value proposition for shareholders and will differentiate us favorably in the marketplace. We are a firm with demonstrated ability to manage assets, robust global distribution and the scale, diversity and determination to succeed.

The Board's Perspective

The past year has seen the culmination of a process of reassessment, restructure and renewal for Legg Mason.

Given the challenges of the post financial crisis environment, reassessment of the fundamental beliefs that support our business model was required. Our conclusion—the unique combination of investment focus and product flexibility provided by our multi-affiliate business model, when combined with our global distribution capability, presents significant opportunities for our clients and our shareholders that distinguish Legg Mason in the asset management industry.

However, the financial markets and investor requirements and expectations have changed significantly from the pre-crisis era. These changes require a leaner organization and more focused and strategic leadership. Our management processes have been restructured to improve their effectiveness and efficiency, and we have a new leadership team under CEO Joe Sullivan.

Your Board and the management team have reaffirmed the fundamental principles that have served Legg Mason clients and shareholders well in the past. As your representatives, we are committed to renewing the growth of our business and creating value for our shareholders.



W. Allen Reed
Chairman of the Board

Achieving this success going forward is wholly dependent on combining the many competitive strengths of our model to deliver, together, the results that clients and shareholders expect. We are never better as a company than when we come together to perform for our clients and it is that focus—moving forward, together, in serving our clients—that will drive Legg Mason to realize its potential and distinguish the company among many in an increasingly competitive marketplace.

In this letter, I will highlight the company's results for the 2013 fiscal year, discuss our ongoing operating priorities, review our progress against those priorities and look ahead to the future of Legg Mason, a future I'm confident you will agree is bright.

Our clients look to us for insight and ideas to address their need for both the security and growth of their investment portfolios in this low rate, low growth economic environment and beyond. This opportunity to serve and perform for our clients is also a responsibility that we take very seriously. And we recognize that we must earn this opportunity, this privilege, daily.

Fiscal Year Highlights

Our fiscal year results showed important signs of improvement and progress and while we are encouraged, we know that we must and can perform still better.

We finished our fiscal year with the lowest level of quarterly long-term outflows in over five years and our global retail distribution group achieved its best fiscal year of net flows since 2007. Our investment performance continues to be strong, with at least 80% of our strategy AUM, excluding liquidity assets, beating their respective benchmarks for the 1-, 3-, 5- and 10-year periods ended March 31, 2013. And, our strong cash generation enabled us to deleverage our balance sheet by $350 million, repurchase 16.2 million shares of Legg Mason stock and increase dividends by 38%, returning over $480 million to shareholders during the fiscal year, while finishing the year with a cash position of over $930 million.

Our Operating Priorities and Progress

As we move forward, we are focused on four operating priorities that we believe will best serve our clients and shareholders and will most competitively position our franchise for growth: Products, Investment Performance, Distribution and Productivity.

Our performance this past fiscal year, in the context of these priorities, is highlighted as follows:

First, offering products that meet the needs of investors: we must continually review and evolve our product lineup to meet the requirements and preferences of our clients.

We commissioned a Global Income Survey to gain a deeper understanding of the income needs and preferences of global retail investors. This survey yielded a number of interesting insights, including the fact that these investors are more

Financial Highlights

(dollars in thousands, except per share amounts)

Years Ended March 31,	2013	2012	2011	2010	2009
OPERATING RESULTS					
Operating revenues	$2,612,650	$2,662,574	$2,784,317	$2,634,879	$ 3,357,367
Operating income (loss)	(434,499)	338,753	386,808	321,183	(669,180)
Income (loss) from continuing operations before income tax provision (benefit)	(510,607)	303,083	365,197	329,656	(3,188,197)
Net income (loss) attributable to Legg Mason, Inc.[1]	(353,327)	220,817	253,923	204,357	(1,967,918)
Adjusted income (loss)[2]	347,169	397,030	439,248	381,258	(1,191,389)
PER COMMON SHARE					
Net income (loss), diluted[1]	$ (2.65)	$ 1.54	$ 1.63	$ 1.32	$ (13.99)
Adjusted income (loss)[2]	2.61	2.77	2.83	2.45	(8.47)
Dividends declared	0.44	0.32	0.20	0.12	0.96
Book Value	38.44	40.59	38.41	35.94	31.87
FINANCIAL CONDITION					
Total assets	$7,269,660	$8,555,747	$8,707,756	$8,622,632	$ 9,232,299
Total stockholders' equity	4,818,351	5,677,291	5,770,384	5,841,724	4,598,625

(1) Fiscal 2013 includes non-cash impairment charges related to intangible assets, net of income tax benefits, of $508,252 or $3.81 per share. Fiscal 2009 includes losses related to the elimination of exposure to Structured Investment Vehicles, net of income tax benefits and compensation related adjustments, of $1,376,579 or $9.79 per share and impairment charges related to goodwill and intangible assets, net of income tax benefits, of $863,352 or $6.14 per share.

(2) Adjusted income (loss) represents a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP"). For more information regarding this non-GAAP financial measure, see Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report.


LEGG MASON
GLOBAL
SUMMARY
REPORT


GLOBAL INCOME SURVEY

Legg Mason Global Income Survey

With many investors rethinking their approach to income and asset diversification, we conducted a special research study of affluent investors in 13 countries for our Global Income Survey: Bridging the gap in income investing. To read about our key findings, visit http://www.leggmason.com/globalthoughtleadership

willing than ever before to consider global and equity income solutions to meet their income needs.

This past year, we launched over 20 new products that raised over $2.6 billion in assets under management as of fiscal year end, and we continue to invest seed capital and other resources to develop and bring additional innovative products to market.

Examples of firm-wide product launches this year include a CLO product and mortgage REIT at Western Asset, income-related products and an energy MLP managed by ClearBridge Investments, global and sovereign fixed income products within Brandywine Global and a Permal multi-strategy fund of hedge funds product. Our recently completed acquisition of Fauchier Partners with Permal is another example of how we intend to seek new sources of product, asset diversification and revenue growth.

Fauchier is a leading European-based manager in the fund of hedge funds space, with an institutionally focused European and Asian Pacific client base and expertise in equity hedged and event driven strategies, all of which are highly complementary to Permal's capabilities. Combined, in a transaction we expect to be accretive in the first year, Permal and Fauchier further expand our product suite and client base as one of the largest fund of hedge funds managers in the world.

Second, delivering compelling investment performance: we must consistently deliver for our clients performance that differentiates itself in an increasingly competitive marketplace.

For the critical three-year time period ending March 31, 2013, 81% of strategy AUM, excluding liquidity, including all of Legg Mason's investment affiliates beat their respective benchmarks. Additionally, the percentage of our strategy AUM, excluding liquidity, beating benchmark was 80% for the 1-year, 84% for the 5-year and 87% for the 10-year periods ending March 31, 2013.

Western Asset, our largest affiliate, Permal and Brandywine Global continued to deliver strong investment results and were recognized for their strong performance track records:

- Western Asset was named manager of the year in the fixed income core category by *Institutional Investor;*
- a Permal diversified multi-manager fund was named the best performing specialist fund of hedge funds over ten years by *Hedge Fund Review;* and
- Brandywine Global received accolades from *Institutional Investor* and *Morningstar* for their global fixed income performance.

ClearBridge Investments, our largest equity affiliate, also delivered strong performance, resulting in their best net flow performance since 2005.

We remain focused with our affiliates on improving upon areas of investment underperformance and importantly, we are working aggressively to bring those products with strong investment performance to a broader set of clients.

Third, distributing our products effectively across channels and geographies: the standard for our institutional and retail distribution teams is nothing short of world class.

Our distribution and client service philosophy for both institutional and retail clients begins and ends with the needs and preferences of our clients. Our investment affiliates serve institutional clients, who prefer direct coverage and access to our portfolio teams, and have worked hard to enhance their capabilities and global reach, through investments and improvements in technology and infrastructure.

Our centralized global retail distribution group, which collaborates with our affiliates to serve retail client advisors, has refocused its strategy to place greater emphasis on improving sales productivity, expanding market share and increasing asset retention. These efforts contributed to the group's best year of net flows in over five years with gross sales increasing by 15% to $57 billion during fiscal year 2013 and strong improvement in the group's net contribution to Legg Mason's earnings.

Importantly, net flows increased year over year in nine out of the ten sales channels in which we offer products in the United States and five out of the six regions in which we operate outside of the United States. We continue to believe that, while significant opportunities for improvement remain, our distribution platform...through its broad global footprint... represents a unique competitive strength for Legg Mason.

And fourth, managing our business with a focus on operating productivity: quite simply, operating effectiveness and efficiency are competitive imperatives in our industry and for Legg Mason.

A significant component of our ability to deliver shareholder value is a disciplined and ongoing focus on expenses and efficiency, which this past year included the consolidation of certain corporate functions and real estate that will result in a long-term benefit to our shareholders. We have also commenced a bottom-up review of ways that we can further leverage our operating functions to continue to reallocate resources toward our critical priorities, including product innovation, enhanced client service and an expanded global footprint.

Capital Deployment and Investing for Future Growth

We are pleased that our capital strength and consistent cash generation enabled us to reduce shares outstanding by 12% and raise dividends by 38%, returning over $480 million to our shareholders since our prior fiscal year ended March 31, 2012.

Since 2010, we have reduced shares outstanding by 23% and returned $1.4 billion to shareholders in the form of repurchases and dividends. In May of 2012, we further enhanced our financial flexibility by refinancing $1.25 billion of convertible senior notes due in 2015 with longer maturity debt, reducing outstanding debt by $350 million.

Importantly, our cash position, which totaled over $930 million at the end of our fiscal year, provides resources to buffer market volatility, while also capturing opportunities to expand and strengthen our business.

Looking Ahead

The past several years have been a difficult period for Legg Mason. In responding to the multiple challenges we have faced, we have taken deliberate and aggressive actions to reduce our cost structure, divest and/or combine some of our smaller investment affiliates and modify leadership throughout the company, including at the highest levels.

As a result, Legg Mason's competitive position is strong and we are now poised for growth.

We have a unique combination of independent investment affiliates and a robust global distribution platform to leverage our affiliate investment capabilities. Our independent, multi-affiliate model supports investment autonomy, promotes creativity and innovation and, we believe, should lead to superior long-term investment performance over time. Our firm is diversified by asset class and investment style, geography and client type. We operate globally in 31 cities with over 435 investment professionals and more than 500 members of our global distribution team located throughout the world. We have a strong foundation for success...and now, we must deliver on the opportunities before us.

Change is constant and accelerating within our industry...and we embrace it. In fact, we view this change as an opportunity to further distinguish ourselves for current and future clients by anticipating, adapting and responding to business and market opportunities as they unfold.

We must add investment capabilities where we have product gaps, improve our revenue diversification and flows and broaden our capabilities outside the United States, with a focus on European equities and alternative investments.

While we're committed to our core business model, it can be improved. We are in discussions with our affiliates to create affiliate equity plans to help attract and retain investment talent and better align the long-term interests of our affiliates with those of our shareholders. We recently initiated just such a plan with Permal and we expect additional affiliate equity plans to follow.

We are focused on strengthening our global retail distribution capability through greater affiliate collaboration and by investing in more client-facing professionals and increased support for them. We seek to further develop targeted solutions in areas of growing demand, such as income-oriented product solutions, alternatives and specialized fixed income products, consistent with the appetite of retail investors globally.

During the past several years, our focused business model, disciplined investment processes and global scale have helped us maintain our fundamental strength as a firm. But moving ahead, to effectively compete, our focus must be on gaining market share and diversifying our revenue stream to provide consistent earnings, sustaining and improving our investment performance to increase flows, and maintaining an efficient cost structure to drive greater profitability.

Appreciation and Closing

Before closing, I would like to acknowledge with sincere gratitude the significant contributions made by Denny Beresford and Nick St. George, both of whom will be retiring from our Board of Directors this year, after a combined 41 years of service to our shareholders. We join all of our shareholders in thanking Denny and Nick for their guidance, leadership and dedication to our firm and wish them both continued future success.

Over the past year, we have taken thoughtful and meaningful steps to improve Legg Mason for long-term success but more work remains.

As we think about the future, we are both excited and optimistic about what lies ahead.

We know that the markets will be challenging and that the industry will continue to change and evolve. We also know that the challenges before our clients are significant and it is our primary goal to listen to them, understand their needs and work to develop solutions that meet their financial hopes and objectives.

I am very proud of our many talented and highly professional employees who have been so unwavering in their dedication to our clients during this past year of transition. We now enter a new year of challenge and opportunity, better positioned, with new momentum and a clear commitment to growth.

We are very grateful for your continued trust and confidence, as we work tirelessly to deliver performance for clients and results for shareholders and move Legg Mason forward, together!



Joseph A. Sullivan
President and Chief Executive Officer

"At Legg Mason, our goal is straightforward: we strive to be the best asset management firm in the world...for our clients, our shareholders and our employees...and in that order."

Executive Committee

Legg Mason's Executive Committee is composed of (left to right) Pete Nachtwey, Chief Financial Officer; Terry Johnson, Head of Global Distribution; Joe Sullivan, Chief Executive Officer; Jennifer Murphy, Chief Administrative Officer; and Tom Merchant, General Counsel.




WESTERN ASSET

"Our mission...To remain a leader in diversified fixed income investment management with integrated global operations, exercising uncompromising standards of excellence and ethics in all aspects of our business."

Established in 1971, Western Asset is one of the world's largest and leading managers of fixed income investments, with nearly $460 billion of assets under management. With a combined staff of 867 employees, Western Asset offers a broad range of fixed income investment services representing a global array of currencies, investment strategies and markets. Western Asset has 133 products, managed globally, in 17 currencies. Clients domiciled outside of the United States represented 27% of Western Asset's total assets under management at year-end.

Over the past 15 years, under the leadership of CEO Jim Hirschmann, Western Asset has successfully executed its strategic plan that has guided the company for many years and remains the model for growth today:

- Deliver superior risk adjusted investment performance results versus benchmark and peers;
- Continue to reinvest and allocate resources to develop and attract top talent and to support increasingly complex customized solutions;
- Strive to achieve industry best practices across all areas of the firm;
- Continue to provide virtually any fixed income solution in any currency; and,
- Continue to expand and develop globally while preserving its culture of teamwork.


Institutional Investor
2013
U.S. Fixed-Income Core Manager of the Year
U.S. Investment Management Awards
Western Asset Management

Western Asset was named **manager of the year in the fixed income core category** by *Institutional Investor*, which recognizes managers who "stood out in the eyes of the investor community for their exceptional performance, risk management and service."

Royce & Associates

Located in New York City and founded by President and Co-Chief Investment Officer, Chuck Royce, the company uses a bottom-up value approach, primarily seeking companies with strong balance sheets and above-average returns on invested capital that are trading at substantial discounts to their intrinsic value. Royce manages approximately $37 billion of assets through open-end mutual funds, variable annuity funds and closed-end funds, as well as institutional accounts and limited partnerships.

Wealth of Experience: Royce & Associates is committed to the same investment principles that have served it well for 40 years. Chuck Royce enjoys one of the longest tenures of any active mutual fund manager. Royce's investment staff also includes Co-Chief Investment Officer W. Whitney George, 18 portfolio managers, five assistant portfolio managers and analysts, and nine traders.

Multiple Funds, Common Focus: Royce's goal is to offer both individual and institutional investors the best available micro-cap, small-cap and mid-cap portfolios. They have chosen to concentrate on smaller-company investing by providing investors with a range of funds that take full advantage of this large and diverse sector.

Consistent Discipline: Royce's approach emphasizes paying close attention to risk and maintaining the same discipline, regardless of market movements and trends. The price they pay for a security must be significantly below their appraisal of its current worth. This requires a thorough analysis of the financial and business dynamics of an enterprise, as though they were purchasing the entire company.

Co-Ownership of Funds: It is important that Royce's employees and shareholders share a common financial goal. The officers, employees and their families currently have approximately $160 million invested in The Royce Funds and are often among the largest individual shareholders.


40 YEARS
Royce Pennsylvania Mutual Fund
TheRoyceFunds

This year, **Royce & Associates**, our small-cap manager, celebrated the **40th anniversary of its flagship portfolio Royce Pennsylvania Mutual Fund.** Manager Chuck Royce has successfully navigated the many changes in the small-cap marketplace by adhering to a disciplined, value-oriented approach.

Total Invested Assets by Geography

- U.S. Equity—83%
- Rest of the World Equity—9%
- European Equity—3%
- Cash—5%



ClearBridge Investments

ClearBridge Investments is an active global equity manager with more than $65 billion in assets under management. With a legacy dating back over 45 years, ClearBridge's long-tenured portfolio managers and fundamental research team focus on building equity portfolios for clients that target three primary investment objectives: income solutions, high active share and managed volatility.

At ClearBridge Investments, all equity strategies start with the same fundamental principle: the key to long-term success is selecting high-quality companies through rigorous fundamental research and analysis. Driven by the insight and expertise of portfolio managers and analysts, ClearBridge's time-tested investment process has guided the firm throughout its history. Strengthened by advanced trading and risk management systems, ClearBridge's disciplined, methodical approach is designed to achieve consistent top-tier performance over the long term.

ClearBridge operates with investment independence from its headquarters in New York and offices in San Francisco and Wilmington. The firm has 177 employees, including 28 portfolio managers, 25 research analysts and 9 traders. ClearBridge portfolio managers are among the most seasoned in the industry, having an average of 25 years of investment experience and 19 years at the firm.



ClearBridge Investments and Legg Mason Japan collaborated earlier this year to promote the **launch of the LM U.S. High Dividend Equity Fund.** A conference was held in Tokyo for over 200 distributors and included a presentation on the U.S. energy MLP marketplace by ClearBridge.

Assets by Product Type

- High Active Share—43%
- Managed Volatility—32%
- Income Solutions—25%




PERMAL

With 40 years of experience and long track records across investment strategies and markets, Permal Group is a leading global alternative asset manager offering investment solutions through established funds and more customized investment portfolios.

Permal has developed extensive networks of experienced managers and relationships around the globe, and today there is a global investment team based in New York and London, with investment hubs in Singapore and Paris. There are additional offices in Dubai, Hong Kong, Nassau, Paris, Tokyo and Shanghai. Permal's clients include sovereign wealth funds, pension funds, endowments, foundations, insurance companies, family offices, private banks and high net worth individuals.

Alongside its long-term performance track record, Permal is widely regarded for its capabilities in fundamental analysis and highly sophisticated analytic and risk management tools, as well as its ability to structure and manage highly diversified portfolios of specialized managers. A core element of Permal's investment offering is its leading buyside managed account platform (Permal MAP), consisting of pari passu and product engineered vehicles, covering a wide variety of investment strategies and offering investors greater flexibility, control, transparency and often lower costs.


HEDGE FUNDS
REVIEW
Americas
Awards 2012
PERMAL ASSET MANAGEMENT

A **Permal diversified multi-manager fund** was named the **best specialist fund of hedge funds** over 10 years by *Hedge Fund Review*, which recognizes funds that "delivered outstanding risk-adjusted returns across a variety of individual strategies."

Multi-Manager Funds' Assets by Strategy

- Global Macro—33%
- Fixed Income—20%
- Global Long/Short—18%
- Event Driven—18%
- Equity Long—2%
- Relative Value Arbitrage—2%
- Natural Resources—2%
- Cash/Other—5%




MORNINGSTAR
Awards

Brandywine Global won a 2013 *Morningstar* **Hong Kong Fund Award in the Global Bond Category.** The awards recognize "retail funds that added the most value for investors within the context of their relevant peer group in 2012 and over the longer term."



In May 2013, **Brandywine Global** hosted a conference for over 100 clients and consultants with the theme: ***Where Some See Risk, Others See Opportunity.*** Francis Scotland, director of global macro research, discussed market trends and the global economic climate.


Brandywine GLOBAL

Since its founding in 1986, Brandywine Global has pursued a singular investment approach—value investing. Its assets under management today include an array of fixed income, equity and multi-asset class portfolios that invest in U.S., international, and global markets on behalf of over 400 institutional clients.

With over $46 billion in assets under management, Brandywine Global's growth has been fueled primarily by an increasing presence in international markets, with 43% of assets managed on behalf of non-U.S. domiciled clients. Its institutional client base includes public funds, corporations, educational institutions, Taft-Hartley plans and health care organizations.

Brandywine Global has 183 employees, including 44 investment professionals, located in Philadelphia, San Francisco, London and Singapore.

Brandywine Global works consistently to strengthen its fundamental and quantitative research capabilities and broaden their application to new securities and new markets. The company's mission is to deliver superior investment solutions and performance by listening to its clients; hiring, supporting and retaining the industry's best people; encouraging independent thinking by sponsoring an open marketplace for ideas; promoting a culture of integrity and partnership; and finding value, throughout the world, that others have not yet recognized.

Assets by Strategy

- Fixed Income—79%
- Diversified Equity—9%
- Large Cap Equity—9%
- Small/Mid Cap Equity—3%



BATTERYMARCH
FINANCIAL MANAGEMENT, INC.



Batterymarch, a pioneer in quantitative equity management, was one of the first U.S.-based managers to invest in international and emerging markets. Established in 1969, the Boston-based firm utilizes an adaptive, bottom-up process that combines the wisdom and experience of fundamental investors with the power and efficiency of quantitative tools.

As a global equity manager of both institutional separate accounts and subadvised funds, Batterymarch invests in approximately 50 countries, with products that span the full range of equity asset classes. The company customizes its investment strategies to capture the intricacies of individual regions, countries and sectors and to provide investment solutions to address client identified concerns.

All of Batterymarch's investment strategies are collaborative and team driven, and incorporate rigorous stock selection, effective risk control and cost-efficient trading. Batterymarch has 84 employees, including 25 investment professionals. Its clients represent a broad spectrum of investors, including corporate pension plans, public funds, foundations and endowments, Taft-Hartley plans, investment companies and sovereign wealth funds. More than half of Batterymarch's over $12 billion in assets under management represent global, international or emerging markets accounts, and 31% is managed for clients domiciled outside the United States.

"Batterymarch's mission is to provide consistent long-term value by exceeding client expectations in both performance and service. We are committed to fostering a culture that rewards creative, collaborative thinking and leverages new technology to maximize the effectiveness of our entire organization."

A Range of Products to Meet Client Objectives



Core
- Global
- International
- US Large Cap
- US Large Cap Enhanced Index
- US MidCap
- Canada

Higher Alpha
- Global Unconstrained
- International Small Cap
- US Small Cap
- Global Emerging Markets
- GEM Smaller Companies
- Asia ex-Japan

Solutions-Based
- Global TAA
- Global Market Neutral
- Global Yield Hunter
- Managed Volatility
- Inflation Sensitive
- ESG
- Asia ex-Japan Absolute Return

LEGG MASON
Global Equities Group

The Legg Mason Global Equities Group is a collection of three specialty firms dedicated to the global equities asset class. As with all our managers, each affiliate operates with investment autonomy, pursuing its own unique investment philosophy and process.

Esemplia Emerging Markets is a dedicated global emerging markets asset management firm. It has a core active fundamental-based approach to investing and manages a range of long only and alternative investment strategies. Esemplia has offices and manages money for clients out of London and Hong Kong. The company has a unique boutique-like culture reflective of the diversity of its people, a number of whom were either born and/or have lived and worked in the emerging markets for a considerable period of their lives.

Legg Mason Australian Equities is a specialist Australian equities fund manager with an extensive range of investment strategies, including core, value, property securities, small companies, equity and real income, tactical asset allocation and multi-sector funds. With a 39-year history, Legg Mason Australian Equities has an experienced and stable investment team that combines fundamental research and quantitative analysis with market expertise. Its clients include government agencies, institutional funds and retail investors.

Legg Mason Poland is one of the longest established asset managers in Poland, investing in Polish and Central European securities, including bonds, equities and money markets. Legg Mason Poland utilizes a fundamental bottom-up approach to investing with an emphasis on efficient risk control. The firm's clients are mostly affluent and institutional investors, including pension funds, insurance companies, foundations and local governments.


Warsaw
London
Hong Kong
Melbourne


Esemplia
Emerging Markets

LEGG MASON
Australian Equities

LEGG MASON
Poland



MONEY MANAGEMENT | LONSEC
FUND MANAGER OF THE YEAR 2013
Winner: Asset Allocator of the Year

Legg Mason Australian Equities was named **Asset Allocator of the Year** at the 2013 Money Management/Lonsec Fund Manager of the Year Awards. The firm was recognized for the "combination of a highly regarded investment team and a robust investment process."

Legg Mason Investment Counsel

Legg Mason Investment Counsel provides highly tailored investment and trust strategies for affluent individuals, families and institutions. Through an iterative and collaborative approach with its clients, the firm focuses on understanding goals and needs before building individualized strategies. Integral to its core investment capabilities and to help clients pursue their financial goals, the firm also has specializations in socially responsive investing, philanthropy, trust and family office services, as well as estate and tax planning. Legg Mason Investment Counsel's dedicated team of 21 portfolio managers and trust officers average over 27 years of experience. The firm also employs 14 analysts whose work is for the benefit of the firm's clients only. Legg Mason Investment Counsel operates from offices in Baltimore, Cincinnati, New York and Philadelphia.



Assets by Investment Type

- U.S./Global Balanced—48%
- U.S./Global Equity—29%
- Fixed Income—23%


LMGAA
Global Asset Allocation

Legg Mason Global Asset Allocation (LMGAA) provides strategic asset allocation, tactical asset allocation and custom risk management solutions, creating multi-manager/multi-asset class solutions aimed at achieving a variety of client investment goals. Based in New York, the firm draws on global expertise and deep intellectual curiosity to offer a broad range of asset allocation capabilities that meet the needs of institutional and retail investors, combining asset allocation expertise with dynamic risk management solutions and the depth of resources of one of the world's largest investment management firms. LMGAA's investment process combines conceptual creativity with quantitative discipline, with an emphasis on managing downside risk. LMGAA's products and strategies are deliverable across multiple vehicles, including mutual funds, variable insurance trusts, institutional separate accounts and cross-border mutual funds.

Investment Process Overview


Strategic Asset Allocation
Tactical Asset Allocation
Dynamic Risk Management
Manager Selection
Attribution and Measurement

Board of Directors



Standing left to right

John E. Koerner III
Managing Member, Koerner Capital, LLC

W. Allen Reed
Private Investor; Retired CEO, GM Asset Management Corporation (Chairman of the Board, Lead Independent Director, Chairman of Finance Committee)

Dennis M. Kass
Private Investor; Retired CEO, Jennison Associates

Cheryl Gordon Krongard
Private Investor; Former CEO, Rothschild Asset Management

Joseph A. Sullivan
President and CEO, Legg Mason, Inc.

Dennis R. Beresford
Professor, University of Georgia; Former Chairman of Financial Accounting Standards Board

Kurt L. Schmoke
Vice President and General Counsel, Howard University; Former Mayor of Baltimore

Nelson Peltz
Chief Executive Officer and Founding Partner, Trian Fund Management, L.P. (Chairman of Nominating & Corporate Governance Committee)

Barry W. Huff
Retired Vice Chairman, Deloitte (Chairman of Audit Committee)

Seated left to right

Nicholas J. St. George
Private Investor

John T. Cahill
Executive Chairman, Kraft Foods Group, Inc. (Chairman of Compensation Committee)

Margaret Milner Richardson
Private Consultant and Investor; Former U.S. Commissioner of Internal Revenue

Harold L. Adams
Chairman Emeritus, RTKL Associates, Inc.

Robert E. Angelica
Private Investor; Former Chairman and CEO, AT&T Investment Management Corporation (Chairman of Risk Committee)

Not pictured

John V. Murphy
Former CEO, OppenheimerFunds Inc.

John H. Myers
Senior Advisor, Angelo, Gordon & Co.; Former CEO, GE Asset Management

Our New Directors

Dennis Kass joined the Legg Mason Board in April 2013. Mr. Kass's previous positions have included serving as Chairman and CEO of Jennison Associates from 2003 to 2012 and more than a decade with J.P. Morgan's Investment Management unit, including as Vice Chairman of J.P. Morgan Fleming Asset Management.

John Murphy joined the Legg Mason Board in June 2013. Mr. Murphy's previous positions include serving as Chairman and Chief Executive Officer of OppenheimerFunds Inc. as part of more than 18 years with Oppenheimer and its corporate parent, MassMutual Financial Group, in a variety of senior roles.

John Myers joined the Legg Mason Board in June 2013. Mr. Myers is currently a senior advisor to Angelo, Gordon & Co. Mr. Myers' previous positions include almost 10 years as President and Chief Executive Officer of GE Asset Management as part of more than almost 40 years with General Electric Company and its subsidiaries.

Selected Financial Data

(Dollars in thousands, except per share amounts or unless otherwise noted)

	Years Ended March 31,				
	2013	2012	2011	2010	2009
OPERATING RESULTS					
Operating revenues	**$2,612,650**	$2,662,574	$2,784,317	$2,634,879	$ 3,357,367
Operating expenses, excluding impairment	**2,313,149**	2,323,821	2,397,509	2,313,696	2,718,577
Impairment of intangible assets and goodwill	**734,000**	—	—	—	1,307,970
Operating income (loss)	**(434,499)**	338,753	386,808	321,183	(669,180)
Other non-operating expense	**(73,287)**	(54,006)	(23,315)	(32,027)	(243,577)
Other non-operating income (expense) of consolidated investment vehicles, net	**(2,821)**	18,336	1,704	17,329	7,796
Fund support	**—**	—	—	23,171	(2,283,236)
Income (loss) before income tax provision (benefit)	**(510,607)**	303,083	365,197	329,656	(3,188,197)
Income tax provision (benefit)	**(150,859)**	72,052	119,434	118,676	(1,223,203)
Net income (loss)	**(359,748)**	231,031	245,763	210,980	(1,964,994)
Less: Net income (loss) attributable to noncontrolling interests	**(6,421)**	10,214	(8,160)	6,623	2,924
Net income (loss) attributable to Legg Mason, Inc.	**$ (353,327)**	$ 220,817	$ 253,923	$ 204,357	$(1,967,918)
PER SHARE					
Net income (loss) per share attributable to Legg Mason, Inc. common shareholders:					
Basic	**$ (2.65)**	$ 1.54	$ 1.63	$ 1.33	$ (13.99)
Diluted	**$ (2.65)**	$ 1.54	$ 1.63	$ 1.32	$ (13.99)
Weighted-average shares outstanding:					
Basic	**133,226**	143,292	155,321	153,715	140,669
Diluted[1]	**133,226**	143,349	155,484	155,362	140,669
Dividends declared	**$ 0.44**	$ 0.32	$ 0.20	$ 0.12	$ 0.96
BALANCE SHEET					
Total assets	**$7,269,660**	$8,555,747	$8,707,756	$8,622,632	$ 9,232,299
Long-term debt	**1,144,954**	1,136,892	1,201,868	1,170,334	2,740,190
Total stockholders' equity	**4,818,351**	5,677,291	5,770,384	5,841,724	4,598,625
FINANCIAL RATIOS AND OTHER DATA					
Adjusted income (loss)[2]	**$ 347,169**	$ 397,030	$ 439,248	$ 381,258	$(1,191,389)
Adjusted income (loss) per diluted share[2]	**$ 2.61**	$ 2.77	$ 2.83	$ 2.45	$ (8.47)
Operating margin	**(16.6)%**	12.7%	13.9%	12.2%	(19.9)%
Operating margin, as adjusted[3]	**16.8%**	21.3%	23.2%	20.7%	23.9%
Total debt to total capital[4]	**19.2%**	19.6%	20.1%	19.6%	39.4%
Assets under management *(in millions)*	**$ 664,609**	$ 643,318	$ 677,646	$ 684,549	$ 632,404
Full-time employees	**2,975**	2,979	3,395	3,550	3,890

(1) Basic shares and diluted shares are the same for periods with a net loss.

(2) Adjusted income (loss) is a non-GAAP performance measure. We define Adjusted income (loss) as Net income (loss) attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for non-core items, such as intangible asset impairments, the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets, and loss on extinguishment of contingent convertible debt. See Supplemental Non-GAAP Information in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(3) Operating margin, as adjusted, is a non-GAAP performance measure we calculate by dividing (i) Operating income (loss), adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, transition-related costs of streamlining our business model, income (loss) of consolidated investment vehicles, and impairment charges by (ii) our Operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "Operating revenues, as adjusted." See Supplemental Non-GAAP Information in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(4) Calculated based on total debt as a percentage of total capital (total stockholders' equity plus total debt) as of March 31.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

Legg Mason, Inc., a holding company, with its subsidiaries (which collectively comprise "Legg Mason") is a global asset management firm. Acting through our subsidiaries, we provide investment management and related services to institutional and individual clients, company-sponsored mutual funds and other investment vehicles. We offer these products and services directly and through various financial intermediaries. We have operations principally in the United States of America ("U.S.") and the United Kingdom ("U.K.") and also have offices in Australia, Bahamas, Brazil, Canada, Chile, China, Dubai, France, Germany, Italy, Japan, Luxembourg, Poland, Singapore, Spain, Switzerland and Taiwan. All references to fiscal 2013, 2012 or 2011, refer to our fiscal year ended March 31 of that year. Terms such as "we," "us," "our," and "Company" refer to Legg Mason.

In connection with a realignment of our executive management team during fiscal 2011, we no longer manage our business in two divisions and, during fiscal 2012, eliminated the previous separation of the Americas and International divisions and combined them into one operating segment, Global Asset Management. We believe this structure allows us to function as a global organization with a single purpose. As a result of this change, we no longer present assets under management ("AUM") or revenues by division.

Our operating revenues primarily consist of investment advisory fees, from separate accounts and funds, and distribution and service fees. Investment advisory fees are generally calculated as a percentage of the assets of the investment portfolios that we manage. In addition, performance fees may be earned under certain investment advisory contracts for exceeding performance benchmarks. The largest portion of our performance fees is earned based on 12-month performance periods that end in differing quarters during the year, with a portion based on quarterly performance periods. Distribution and service fees are received for distributing investment products and services, or for providing other support services to investment portfolios, and are generally calculated as a percentage of the assets in an investment portfolio or as a percentage of new assets added to an investment portfolio. Our revenues, therefore, are dependent upon the level of our AUM and fee rates, and thus are affected by factors such as securities market conditions, our ability to attract and maintain AUM and key investment personnel, and investment performance. Our AUM primarily vary from period to period due to inflows and outflows of client assets as well as market performance. Client decisions to increase or decrease their assets under our management, and decisions by potential clients to utilize our services, may be based on one or more of a number of factors. These factors include our reputation in the marketplace, the investment performance (both absolute and relative to benchmarks or competitive products) of our products and services, the fees we charge for our investment services, the client or potential client's situation, including investment objectives, liquidity needs, investment horizon and amount of assets managed, our relationships with distributors and the external economic environment, including market conditions.

The fees that we charge for our investment services vary based upon factors such as the type of underlying investment product, the amount of assets under management, the asset management affiliate that provides the services, and the type of services (and investment objectives) that are provided. Fees charged for equity asset management services are generally higher than fees charged for fixed income and liquidity asset management services. Accordingly, our revenues and average AUM advisory revenue yields will be affected by the composition of our AUM, with changes in the relative level of equity assets more significantly impacting our revenues and average AUM advisory revenue yields. Average AUM advisory revenue yields are calculated as the ratio of annualized investment advisory fees, excluding performance fees, to average AUM. In addition, in the ordinary course of our business, we may reduce or waive investment management fees, or limit total expenses, on certain products or services for particular time periods to manage fund expenses, or for other reasons, and to help retain or increase managed assets. We have in place revenue sharing agreements with most of our asset management affiliates, under which specified percentages of the affiliates' revenues are required to be distributed to us and the balance of the revenues is retained to pay operating expenses, including compensation expenses, but excluding certain expenses and income taxes. Under these agreements, our asset management affiliates retain different percentages of revenues to cover their costs. As such, our Net Income (Loss) Attributable to Legg Mason, Inc., operating margin and compensation as a percentage of operating revenues are impacted based on which affiliates generate our revenues, and a change in AUM at one affiliate can have a dramatically different effect on our revenues and earnings than an equal change at another affiliate. In addition, from time to time we may agree to changes in revenue sharing agreements and other arrangements with our asset management personnel, which may impact our compensation expenses and profitability.

The most significant component of our cost structure is employee compensation and benefits, of which a majority is variable in nature and includes incentive compensation that is primarily based upon revenue levels, non-compensation related operating expense levels at revenue share-based affiliates, and profits. The next largest component of our cost structure is distribution and servicing expense, which are primarily fees paid to third-party distributors for selling our asset management products and services and are largely variable in nature. Certain other operating costs are quasi-fixed in nature, such as occupancy, depreciation and amortization, and fixed contract commitments for market data, communication and technology services, and usually do not decline with reduced levels of business activity or, conversely, usually do not rise proportionately with increased business activity.

Our financial position and results of operations are materially affected by the overall trends and conditions of the financial markets, particularly in the United States, but also in the other countries in which we operate. Results of any individual period should not be considered representative of future results. Our profitability is sensitive to a variety of factors, including the amount and composition of our AUM, and the volatility and general level of securities prices and interest rates, among other things. Periods of unfavorable market conditions are likely to adversely affect our profitability. In addition, the diversification of services and products offered, investment performance, access to distribution channels, reputation in the market, attracting and retaining key employees and client relations are significant factors in determining whether we are successful in attracting and retaining clients. In the last few years, the industry has seen flows into products for which we do not currently garner significant market share. In addition, the economic downturn of fiscal 2008 and 2009 contributed to a significant contraction in our business and we have not recovered to pre-downturn levels.

The financial services business in which we are engaged is extremely competitive. Our competition includes numerous global, national, regional and local asset management firms, broker-dealers and commercial banks. The industry has been impacted by continued economic uncertainty, and in prior years, by the consolidation of financial services firms through mergers and acquisitions.

The industry in which we operate is also subject to extensive regulation under federal, state, and foreign laws. Like most firms, we have been impacted by regulatory and legislative changes. Responding to these changes has required, and will continue to require, us to incur costs that continue to impact our profitability.

Our strategy is focused on four primary areas listed below. Management keeps these strategic priorities in mind when it evaluates our operating performance and financial condition. Consistent with this approach, we have also presented in the table below the most important matters on which management currently focuses in evaluating our performance and financial condition.

Strategic Priorities	**Recent Initiatives**
Product expansion	• Promote revenue growth through new product development, leveraging the capabilities of our affiliates • Identify and execute strategic acquisitions to increase product offerings and fill gaps in products and services
Investment performance	• Deliver compelling and consistent performance against both relevant benchmarks and the products and services of our competitors for 1-year, 3-year, 5-year, and 10-year periods
Distribution focus	• Evaluation and reallocation of resources within and to our distribution platform to continue to build a top distribution function with the capability to offer solutions to relevant investment challenges
Operating efficiency	• Management of expenses • Restructuring of affiliate arrangements

Net Loss Attributable to Legg Mason, Inc. for fiscal 2013 was $353.3 million, or $2.65 per diluted share, as compared to Net Income Attributable to Legg Mason, Inc. of $220.8 million, or $1.54 per diluted share, for fiscal 2012. The current year loss is primarily attributable to $734.0 million, or $3.81 per diluted share, of non-cash impairment charges related to intangible assets and a $69.0 million, or $0.34 per diluted share, non-operating charge from the extinguishment of debt.

Average AUM, and total revenues, remained relatively flat in fiscal year 2013, as compared to fiscal year 2012. Strong overall performance and the improvement of our global distribution function contributed to a continued reduction in outflows. The modest outflows were mostly offset by increases in AUM due to market performance, an acquisition, and new product launches in fiscal 2013.

The following discussion and analysis provides additional information regarding our financial condition and results of operations.

BUSINESS ENVIRONMENT AND RESULTS OF OPERATIONS

The business environment in fiscal 2013 was marked by uneven growth and a continued heightened sensitivity to economic news. Major economic events and news of the year included uneven domestic growth, periodic developments in the ongoing European sovereign debt crisis, the fiscal cliff, sequestration, and the actions of the Federal Reserve to maintain low interest rates, including beginning a third round of quantitative easing and the continued support of the secondary mortgage market. These events led to a challenging financial environment, both globally and in the United States. However, during fiscal 2013 most U.S. indices produced positive returns, with record highs in the equity markets in March 2013. While the economic outlook has remained more positive than in recent years, the financial environment in which we operate still reflects a heightened level of sensitivity as we move into fiscal 2014.

All three major U.S. equity market indices, as well as the Barclays Capital U.S. Aggregate Bond Index and Barclays Capital Global Aggregate Bond Index, increased over the past two fiscal years, as illustrated in the table below:

	% Change for the Year Ended March 31,	
Indices[1]	**2013**	2012
Dow Jones Industrial Average	**10.34%**	7.24%
S&P 500	**11.41%**	6.23%
NASDAQ Composite Index	**5.69%**	11.16%
Barclays Capital U.S. Aggregate Bond Index	**3.77%**	7.71%
Barclays Capital Global Aggregate Bond Index	**1.26%**	5.26%

(1) Indices are trademarks of Dow Jones & Company, McGraw-Hill Companies, Inc., NASDAQ Stock Market, Inc., and Barclays Capital, respectively, which are not affiliated with Legg Mason.

The following table sets forth, for the periods indicated, amounts in the Consolidated Statements of Income (Loss) as a percentage of operating revenues and the increase (decrease) by item as a percentage of the amount for the previous period:

	Percentage of Operating Revenues			Period to Period Change[1]	
	Years Ended March 31,			**2013 Compared to 2012**	2012 Compared to 2011
	2013	2012	2011		
Operating Revenues					
Investment advisory fees					
Separate accounts	**28.0%**	29.1%	29.3%	**(5.8)%**	(4.9)%
Funds	**55.3**	56.0	53.4	**(3.0)**	0.3
Performance fees	**3.8**	1.9	3.5	**99.1**	(48.8)
Distribution and service fees	**12.6**	12.8	13.6	**(3.1)**	(10.1)
Other	**0.3**	0.2	0.2	**37.3**	(16.0)
Total operating revenues	**100.0**	100.0	100.0	**(1.9)**	(4.4)
Operating Expenses					
Compensation and benefits	**45.5**	41.7	41.0	**7.1**	(2.7)
Transition-related compensation	**—**	1.3	1.6	**n/m**	(23.1)
Total compensation and benefits	**45.5**	43.0	42.6	**3.9**	(3.5)
Distribution and servicing	**23.0**	24.4	25.6	**(7.6)**	(8.9)
Communications and technology	**5.7**	6.2	5.8	**(9.1)**	1.7
Occupancy	**6.6**	5.8	5.0	**11.1**	12.3
Amortization of intangible assets	**0.5**	0.7	0.8	**(28.4)**	(14.6)
Impairment of intangible assets	**28.1**	—	—	**n/m**	n/m
Other	**7.2**	7.2	6.3	**(1.2)**	8.0
Total operating expenses	**116.6**	87.3	86.1	**31.1**	(3.1)
Operating Income (Loss)	**(16.6)**	12.7	13.9	**n/m**	(12.4)
Other Income (Expense)					
Interest income	**0.3**	0.4	0.3	**(33.9)**	24.2
Interest expense	**(2.4)**	(3.3)	(3.3)	**(28.2)**	(5.0)
Other	**(0.7)**	0.8	2.1	**n/m**	(62.9)
Other non-operating income (expense) of consolidated investment vehicles	**(0.1)**	0.8	0.1	**n/m**	n/m
Total other income (expense)	**(2.9)**	(1.3)	(0.8)	**n/m**	n/m
Income (Loss) before Income Tax Provision (Benefit)	**(19.5)**	11.4	13.1	**n/m**	(17.0)
Income tax provision (benefit)	**(5.7)**	2.7	4.3	**n/m**	(39.7)
Net Income (Loss)	**(13.8)**	8.7	8.8	**n/m**	(6.0)
Less: Net income (loss) attributable to noncontrolling interests	**(0.3)**	0.4	(0.3)	**n/m**	n/m
Net Income (Loss) Attributable to Legg Mason, Inc.	**(13.5)%**	8.3%	9.1%	**n/m**	(13.0)%

n/m—not meaningful

(1) Calculated based on the change in actual amounts between fiscal years as a percentage of the prior year amount.

FISCAL 2013 COMPARED WITH FISCAL 2012

Assets Under Management

Our AUM is primarily managed across the following asset classes:

Equity	Fixed Income	Liquidity
• Large Cap Growth	• U.S. Intermediate Investment Grade	• U.S. Managed Cash
• Small Cap Core	• Global Government	• U.S. Municipal Cash
• Large Cap Value	• U.S. Municipal	
• Equity Income	• U.S. Long Duration	
• Mid Cap Core	• Global Opportunistic Fixed Income	
• Global Emerging Market Equity	• U.S. Credit Aggregate	
• Global Equity	• U.S. Limited Duration	
• International Equity	• Global Fixed Income	
	• U.S. Government Intermediate	
	• Government/Credit	

The components of the changes in our AUM (in billions) for the years ended March 31, were as follows:

	2013	2012
Beginning of period	**$643.3**	$677.6
Investment funds, excluding liquidity funds[1]		
Subscriptions	**44.9**	46.9
Redemptions	**(49.0)**	(51.1)
Separate account flows, net	**(27.4)**	(35.9)
Liquidity fund flows, net	**19.8**	12.6
Net client cash flows	**(11.7)**	(27.5)
Market performance and other[2]	**34.2**	17.1
Acquisitions (dispositions), net	**(1.2)**	(23.9)
End of period	**$664.6**	$643.3

(1) Subscriptions and redemptions reflect the gross activity in the funds and include assets transferred between funds and between share classes.
(2) Includes impact of foreign exchange, reinvestment of dividends, and other.

AUM at March 31, 2013, was $664.6 billion, an increase of $21.3 billion, or 3%, from March 31, 2012. The increase in AUM was attributable to market performance and other of $34.2 billion, including the negative impact of foreign currency exchange fluctuations of $8.3 billion, and $5.4 billion related to the acquisition of Fauchier Partners Management Limited ("Fauchier"). These increases were offset in part by net client outflows of $11.7 billion and dispositions of $6.6 billion. The dispositions were in liquidity assets which resulted from the amendment of historical Smith Barney brokerage programs providing for investment in liquidity funds that our asset managers manage. Long-term asset classes accounted for the net client outflows, with $20.4 billion and $11.0 billion in equity and fixed income outflows, respectively, partially offset by liquidity inflows of $19.7 billion. Equity outflows were primarily experienced by products managed at Batterymarch Financial Management, Inc. ("Batterymarch"), Royce & Associates ("Royce"), The Permal Group, Ltd. ("Permal"), and Legg Mason Capital Management LLC ("LMCM"). Due in part to investment performance issues, we have experienced net annual outflows in our equity asset class since fiscal 2007. The majority of fixed income outflows were in products managed by Western Asset Management Company ("Western Asset"), including $6.4 billion in outflows from a single, low fee global sovereign mandate. We expect to continue to experience outflows from this mandate of approximately $500 million per month during fiscal 2014. Fixed income outflows were offset in part by inflows at Brandywine Global Investment Management, LLC ("Brandywine"). We have experienced outflows in our fixed income asset class in all but two quarters since the fourth quarter of fiscal 2008. We generally earn higher fees and profits on equity AUM, and outflows in the equity asset class will more negatively impact our revenues and Net Income (Loss) Attributable to Legg Mason, Inc. than would outflows in other asset classes. We experienced liquidity outflows of approximately $13 billion from a sovereign wealth client during the month ended April 30, 2013, however, we do not expect this outflow to have a material impact on our revenues or net income.

Our investment advisory and administrative contracts are generally terminable at will or upon relatively short notice, and investors in the mutual funds that we manage may redeem their investments in the funds at any time without prior notice. Institutional and individual clients can terminate their relationships with us, reduce the aggregate amount of assets under management, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, changes in our reputation in the marketplace, changes in management or control of clients or third-party distributors with whom we have relationships, loss of key investment management personnel or financial market performance.

AUM by Asset Class

AUM by asset class (in billions) for the years ended March 31 were as follows:

	2013	% of Total	2012	% of Total	% Change
Equity	**$161.8**	**24%**	$163.4	26%	(1)%
Fixed Income	**365.1**	**55**	356.1	55	3
Liquidity	**137.7**	**21**	123.8	19	11
Total	**$664.6**	**100%**	$643.3	100%	3%

The component changes in our AUM by asset class (in billions) for the fiscal year ended March 31, 2013, were as follows:

	Equity	Fixed Income	Liquidity	Total
March 31, 2012	$163.4	$356.1	$123.8	$643.3
Investment funds, excluding liquidity funds				
Subscriptions	18.9	26.0	—	44.9
Redemptions	(26.4)	(22.6)	—	(49.0)
Separate account flows, net	(12.9)	(14.4)	(0.1)	(27.4)
Liquidity fund flows, net	—	—	19.8	19.8
Net client cash flows	(20.4)	(11.0)	19.7	(11.7)
Market performance and other	13.4	20.0	0.8	34.2
Acquisitions (dispositions), net	5.4	—	(6.6)	(1.2)
March 31, 2013	**$161.8**	**$365.1**	**$137.7**	**$664.6**

Average AUM by asset class (in billions) for the years ended March 31 were as follows:

	2013	% of Total	2012	% of Total	% Change
Equity	**$152.1**	**24%**	$168.4	26%	(10)%
Fixed Income	**364.5**	**56**	359.8	56	1
Liquidity	**128.9**	**20**	116.6	18	11
Total	**$645.5**	**100%**	$644.8	100%	—%

AUM by Distribution Channel

We have two principal distribution channels, Global Distribution and Affiliate/Other, through which we sell a variety of investment products and services. Global Distribution, which consists of our centralized global distribution operations, principally sells U.S. and international mutual funds and other commingled vehicles, retail separately managed account programs, and sub-advisory accounts for insurance companies and similar clients. Affiliate/Other consists of the distribution operations within our asset managers and principally sells institutional separate accounts and liquidity (money market) funds.

The component changes in our AUM by distribution channel (in billions) for the year ended March 31, 2013, were as follows:

	Global Distribution	Affiliate/Other	Total
March 31, 2012	$220.6	$422.7	$643.3
Net client cash flows, excluding liquidity funds	2.2	(33.7)	(31.5)
Liquidity fund flows, net	—	19.8	19.8
Net client cash flows	2.2	(13.9)	(11.7)
Market performance and other	9.3	24.9	34.2
Acquisitions/(dispositions), net	—	(1.2)	(1.2)
March 31, 2013	**$232.1**	**$432.5**	**$664.6**

For the years ended March 31, 2013 and 2012, our overall effective fee rate across all asset classes and distribution channels was 34 and 35 basis points, respectively. Fees for managing equity assets are generally higher, averaging approximately 75 basis points for each of the years ended March 31, 2013 and 2012. This compares to fees for managing fixed income assets, which averaged approximately 25 basis points for each of the years ended March 31, 2013 and 2012, and liquidity assets, which averaged under 10 basis points (reflecting the impact of current advisory fee waivers due to the low interest rate environment) for each of the years ended March 31, 2013 and 2012. Equity assets are primarily managed by ClearBridge, Royce, Batterymarch, and Permal; fixed income assets are primarily managed by Western Asset and Brandywine; and liquidity assets are primarily managed by Western Asset. Fee rates for assets distributed through Legg Mason Global Distribution, which are predominately retail in nature, averaged approximately 50 basis points for each of the years ended March 31, 2013 and 2012, while fee rates for assets distributed through the Affiliate/Other channel averaged approximately 20 basis points for each of the years ended March 31, 2013 and 2012. The decline in higher yielding equity assets has impacted our revenues, as further discussed below.

Investment Performance

Overall investment performance of our assets under management in the year ended March 31, 2013, was generally positive compared to relevant benchmarks.

For the year ended March 31, 2013, most U.S. indices produced positive returns. The best performing was the S&P 400 Mid Cap Index, returning 17.8% for the year ended March 31, 2013. These returns were achieved in an economic environment characterized by uneven domestic growth and heightened sensitivity to economic news which included improving unemployment and housing figures, the anticipation and implementation of the sequestration, concerns surrounding the fiscal cliff, and periodic developments in the continuing European sovereign debt crisis.

In the fixed income markets, the Federal Reserve affirmed its commitment to hold the federal funds rate at historic lows, by beginning a third round of quantitative easing and continuing support of the secondary mortgage market. These actions were taken to keep interest rates low and stimulate economic growth, and resulted in a downward shift in the yield curve over the year.

The lowest yielding fixed income sector for the year was U.S. government bonds, as measured by the Barclays U.S. Government Bond Index returning 3.0%. The best performing fixed income sector for the year was high yield bonds as measured by the Barclays U.S. High Yield Bond Index returning 13.1% as of March 31, 2013.

The following table presents a summary of the percentages of our AUM by strategy[1] that outpaced their respective benchmarks as of March 31, 2013 and 2012, for the trailing 1-year, 3-year, 5-year, and 10-year periods:

	As of March 31, 2013				As of March 31, 2012			
	1-year	**3-year**	**5-year**	**10-year**	1-year	3-year	5-year	10-year
Total (includes liquidity)	**84%**	**85%**	**88%**	**91%**	62%	81%	70%	87%
Equity:								
Large cap	**65%**	**68%**	**88%**	**80%**	66%	43%	66%	78%
Small cap	**13%**	**15%**	**27%**	**62%**	49%	63%	88%	89%
Total equity (includes other equity)	**48%**	**50%**	**62%**	**71%**	53%	52%	66%	80%
Fixed income:								
U.S. taxable	**96%**	**94%**	**91%**	**90%**	66%	95%	61%	89%
U.S. tax-exempt	**100%**	**100%**	**100%**	**100%**	2%	2%	2%	1%
Global taxable	**89%**	**94%**	**95%**	**98%**	38%	93%	70%	97%
Total fixed income	**94%**	**94%**	**93%**	**94%**	51%	87%	60%	84%

The following table presents a summary of the percentages of our U.S. mutual fund assets[2] that outpaced their Lipper category averages as of March 31, 2013 and 2012, for the trailing 1-year, 3-year, 5-year, and 10-year periods:

	As of March 31, 2013				As of March 31, 2012			
	1-year	**3-year**	**5-year**	**10-year**	1-year	3-year	5-year	10-year
Total long-term (excludes liquidity)	**59%**	**57%**	**70%**	**64%**	67%	66%	78%	74%
Equity:								
Large cap	**90%**	**79%**	**77%**	**40%**	78%	51%	48%	45%
Small cap	**27%**	**16%**	**48%**	**68%**	44%	63%	93%	98%
Total equity (includes other equity)	**56%**	**44%**	**59%**	**53%**	57%	56%	73%	71%
Fixed income:								
U.S. taxable	**74%**	**92%**	**85%**	**90%**	76%	91%	82%	83%
U.S. tax-exempt	**50%**	**57%**	**86%**	**84%**	91%	70%	91%	82%
Global taxable	**71%**	**74%**	**95%**	**54%**	96%	81%	87%	83%
Total fixed income	**64%**	**76%**	**87%**	**85%**	84%	81%	87%	83%

(1) For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

As of March 31, 2013 and 2012, 90% and 91% of total AUM is included in strategy AUM, respectively, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds included in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds (including fund-of-hedge funds) which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ.

Certain prior year amounts have been updated to conform to the current year presentation.

(2) Source: Lipper Inc. includes open-end, closed-end, and variable annuity funds. As of March 31, 2013 and 2012, the U.S. long-term mutual fund assets represented in the data accounted for 19% and 18%, respectively, of our total AUM. The performance of our U.S. long-term mutual fund assets is included in the strategies.

The following table presents a summary of the absolute and relative performance compared to the applicable benchmark for a representative sample of funds within our AUM, net of management and other fees as of the end of the period presented, for the 1-year, 3-year, 5-year, and 10-year periods, and from each fund's inception. The table below includes a representative sample of funds from each significant subclass of our investment strategies (i.e., large cap equity, small cap equity, etc.). The funds within this group are representative of the performance of significant investment strategies we offer, that as of March 31, 2013, constituted an aggregate of approximately $393 billion, or approximately 59%, of our AUM. The only meaningful exclusions are our funds-of-hedge funds strategies, which involve privately placed hedge funds, and represent only 3% of our total assets under management as of March 31, 2013, for which investment performance is not made publicly available. Providing investment returns of funds provides a relevant representation of our performance while avoiding the many complexities relating to factors such as multiple fee structures, bundled pricing, and asset level break points, that would arise in reporting performance for strategies or other product aggregations.

			Annualized Absolute & Relative Total Return (%) vs. Benchmark				
Fund Name/*Index*	Inception Date	Performance Type[1]	1-year	3-year	5-year	10-year	Inception
Equity							
Large Cap							
ClearBridge Appreciation Fund	3/10/1970	Absolute	14.80%	11.78%	5.77%	8.45%	10.26%
S&P 500		Relative	0.83%	(0.89)%	(0.04)%	(0.08)%	0.02%
ClearBridge All Cap Value Fund	11/12/1981	Absolute	15.65%	9.15%	3.72%	7.96%	11.69%
Russell 3000 Value		Relative	(3.06)%	(3.55)%	(1.32)%	(1.37)%	0.04%
Legg Mason Capital Management Value Trust	4/16/1982	Absolute	12.55%	7.65%	0.67%	3.64%	6.68%
S&P 500		Relative	(1.42)%	(5.02)%	(5.14)%	(4.90)%	2.19%
ClearBridge Aggressive Growth Fund	10/24/1983	Absolute	20.02%	16.86%	8.25%	9.14%	12.05%
Russell 3000 Growth		Relative	9.60%	3.67%	0.81%	0.30%	2.51%
ClearBridge Large Cap Value Fund	12/31/1988	Absolute	15.94%	12.51%	5.84%	9.03%	9.48%
Russell 1000 Value		Relative	(2.83)%	(0.23)%	0.99%	(0.14)%	(0.65)%
ClearBridge Equity Income Fund	11/6/1992	Absolute	16.20%	13.86%	5.81%	8.46%	8.35%
Russell 3000 Value		Relative	(2.51)%	1.16%	0.76%	(0.87)%	(1.38)%
ClearBridge Large Cap Growth Fund	8/29/1997	Absolute	16.52%	11.22%	7.07%	7.79%	10.20%
Russell 1000 Growth		Relative	6.44%	(1.84)%	(0.24)%	(0.83)%	(1.68)%
Legg Mason Brandywine Diversified Large Cap Value Fund	9/7/2010	Absolute	14.68%	n/a	n/a	n/a	17.74%
Russell 1000 Value		Relative	(4.08)%	n/a	n/a	n/a	1.26%
Small Cap							
Royce Pennsylvania Mutual	6/30/1967	Absolute	12.63%	12.03%	7.28%	12.17%	11.97%
Russell 2000		Relative	(3.68)%	(1.42)%	(0.96)%	0.65%	n/a
Royce Premier Fund	12/31/1991	Absolute	6.47%	11.80%	7.91%	13.77%	12.19%
Russell 2000		Relative	(9.83)%	(1.66)%	(0.33)%	2.25%	2.81%
Royce Total Return Fund	12/15/1993	Absolute	16.28%	12.70%	7.18%	10.46%	11.15%
Russell 2000		Relative	(0.03)%	(0.75)%	(1.06)%	(1.06)%	2.70%
Royce Low-Priced Stock	12/15/1993	Absolute	(5.04)%	4.42%	4.31%	10.78%	11.51%
Russell 2000		Relative	(21.34)%	(9.04)%	(3.93)%	(0.74)%	3.05%
Royce Special Equity	5/1/1998	Absolute	13.02%	11.75%	10.14%	10.76%	9.60%
Russell 2000		Relative	(3.28)%	(1.71)%	1.90%	(0.76)%	3.13%
Fixed Income							
U.S. Taxable							
Western Asset Core Bond Fund	9/4/1990	Absolute	5.17%	7.22%	7.76%	5.64%	7.55%
Barclays US Aggregate		Relative	1.39%	1.70%	2.30%	0.61%	0.67%

Fund Name/*Index*	Inception Date	Performance Type[1]	Annualized Absolute & Relative Total Return (%) vs. Benchmark				
			1-year	3-year	5-year	10-year	Inception
Western Asset Short Term Bond Fund	11/11/1991	Absolute	2.42%	3.24%	3.04%	2.14%	4.02%
Citi Treasury Gov't/Credit 1-3 YR		Relative	1.29%	1.60%	0.68%	(0.94)%	(0.74)%
Western Asset Adjustable Rate Income	6/22/1992	Absolute	3.97%	3.59%	2.30%	1.84%	3.11%
Citi T-Bill 6-Month		Relative	3.84%	3.45%	1.81%	0.03%	(0.12)%
Western Asset Corporate Bond Fund	11/6/1992	Absolute	9.25%	8.38%	7.38%	4.96%	6.93%
Barclays US Credit		Relative	2.25%	0.53%	(0.14)%	(1.00)%	(0.08)%
Western Asset Intermediate Bond Fund	7/1/1994	Absolute	5.37%	6.15%	6.59%	5.52%	6.50%
Barclays Intermediate Gov't/Credit		Relative	1.84%	1.40%	1.97%	1.03%	0.62%
Western Asset Core Plus Fund	7/8/1998	Absolute	6.73%	7.66%	8.63%	6.61%	6.93%
Barclays US Aggregate		Relative	2.95%	2.13%	3.16%	1.58%	1.12%
Western Asset Inflation Index Plus Bond	3/1/2001	Absolute	5.80%	8.02%	5.65%	6.15%	6.91%
Barclays US TIPS		Relative	0.12%	(0.55)%	(0.24)%	(0.17)%	(0.19)%
Western Asset High Yield Fund	9/28/2001	Absolute	14.63%	11.30%	10.56%	9.08%	8.61%
Barclays US Corp High Yield		Relative	1.51%	0.06%	(1.08)%	(1.04)%	(1.24)%
Western Asset Total Return Unconstrained	7/6/2006	Absolute	5.86%	5.22%	6.47%	n/a	5.97%
Barclays US Aggregate		Relative	2.09%	(0.30)%	1.00%	n/a	(0.07)%
Western Asset Mortgage Defined Opportunity Fund Inc.	2/24/2010	Absolute	31.77%	20.13%	n/a	n/a	20.14%
BOFAML Floating Rate Home Loan Index		Relative	15.30%	12.23%	n/a	n/a	12.31%
U.S. Tax-Exempt							
Western Asset Managed Municipals Fund	3/4/1981	Absolute	6.82%	7.01%	6.92%	5.71%	8.28%
Barclays Municipal Bond		Relative	1.58%	0.78%	0.82%	0.71%	0.56%
Global Taxable							
Legg Mason Australian Bond Trust	6/30/1983	Absolute	9.12%	9.02%	8.96%	6.70%	6.56%
UBS Australian Composite Bond Index		Relative	2.09%	1.07%	1.14%	0.60%	0.61%
Western Asset Global High Yield Bond Fund	2/22/1995	Absolute	14.42%	10.40%	9.67%	8.43%	8.08%
Barclays Global High Yield		Relative	1.44%	(0.78)%	(1.65)%	(2.50)%	(1.90)%
Legg Mason Core Plus Global Bond Trust	2/28/1995	Absolute	11.49%	10.24%	8.94%	6.28%	6.20%
Barclays Global Aggregate (AUD Hedged)		Relative	2.85%	0.93%	(0.09)%	(1.33)%	(1.04)%
Western Asset Emerging Markets Debt	10/17/1996	Absolute	8.31%	9.41%	9.53%	10.99%	11.36%
JPM EMBI Global		Relative	(2.13)%	(1.14)%	(0.28)%	0.40%	1.07%
Western Asset Global Multi Strategy Fund	8/31/2002	Absolute	5.98%	5.56%	6.17%	7.19%	8.05%
50% Bar. Global Agg./5% Bar. HY 2%/25% JPM EMBI +		Relative	(0.26)%	(2.10)%	(1.10)%	(0.87)%	(0.72)%
Legg Mason Brandywine Global Fixed Income	9/30/2003	Absolute	5.03%	7.08%	6.11%	n/a	6.00%
Citi World Gov't Bond		Relative	5.70%	3.22%	3.34%	n/a	0.93%
Legg Mason Brandywine Global Opportunities Bond	11/1/2006	Absolute	9.30%	10.33%	8.30%	n/a	8.31%
Citi World Gov't Bond		Relative	9.97%	6.47%	5.53%	n/a	3.23%
Liquidity							
Western Asset Institutional Cash Reserves Ltd.	12/31/1989	Absolute	0.18%	0.19%	0.67%	1.98%	3.72%
Citi 3-Month T-Bill		Relative	0.10%	0.10%	0.37%	0.32%	0.32%

(1) Absolute performance is the actual performance (i.e., rate of return) of the fund. Relative performance is the difference (or variance) between the performance of the fund or strategy and its stated benchmark.

Business Model Streamlining Initiative

In May 2010, we announced an initiative to streamline our business model to drive increased profitability and growth that primarily involved transitioning certain shared services to our investment affiliates which are closer to the actual client relationships. The initiative resulted in over $140 million in annual cost savings, substantially all of which are cash savings. These cost savings consist of (i) over $80 million in compensation and benefits cost reductions from eliminating positions in certain corporate shared services functions as a result of transitioning such functions to the affiliates, and charging affiliates for other centralized services that will continue to be provided to them without any corresponding adjustment in revenue sharing or other compensation arrangements; (ii) approximately $50 million in non-compensation costs from eliminating and streamlining activities in our corporate and distribution business units, including savings associated with consolidating office space; and (iii) approximately $10 million from our global distribution group sharing in affiliate revenues from retail assets under management without any corresponding adjustment in revenue sharing or other compensation arrangements.

The initiative involved $127.5 million in transition-related costs that primarily included charges for employee termination benefits and incentives to retain employees during the transition period. The transition-related costs also included charges for consolidating leased office space, early contract terminations, accelerated depreciation of fixed assets, asset disposals and professional fees. During the years ended March 31, 2012 and 2011, transition-related costs totaled $73.1 million and $54.4 million, respectively. All transition-related costs were accrued as of the completion of the initiative on March 31, 2012. We achieved total cost savings from the initiative of approximately $140 million and $97 million as of March 31, 2013 and 2012, respectively, when compared to similar expenses prior to the commencement of the streamlining initiative. A portion of the estimated transition-related savings were incremental to fiscal 2012, and are explained, where applicable, in the results of operations discussion to follow. See Note 15 of Notes to Consolidated Financial Statements for additional information on our business streamlining initiative.

RESULTS OF OPERATIONS

In accordance with financial accounting standards on consolidation, we consolidate and separately identify certain sponsored investment vehicles, the most significant of which is a collateralized loan obligation entity ("CLO"). The consolidation of these investment vehicles has no impact on Net Income (Loss) Attributable to Legg Mason, Inc. and does not have a material impact on our consolidated operating results. We also hold investments in certain consolidated sponsored investment funds and the change in the value of these investments, which is recorded in Other non-operating income (expense), is reflected in our Net Income (Loss), net of amounts allocated to noncontrolling interests. See Notes 1 and 17 of Notes to Consolidated Financial Statements for additional information regarding the consolidation of investment vehicles.

Operating Revenues

Total operating revenues for the year ended March 31, 2013, were $2.6 billion, a decrease of 1.9% from $2.7 billion in the year ended March 31, 2012, despite average AUM remaining essentially flat. This decrease was primarily due to the impact of a reduction in average AUM advisory revenue yields, from 35.2 basis points in the year ended March 31, 2012, to 33.7 basis points in the year ended March 31, 2013. The reduction in average AUM advisory revenue yields was the result of a less favorable average asset mix, with equity assets, which generally earn higher fees than fixed income and liquidity assets, comprising a lower percentage of our total average AUM for the year ended March 31, 2013, as compared to the year ended March 31, 2012. This decrease was offset in part by a $49.1 million increase in performance fees.

Investment advisory fees from separate accounts decreased $45.2 million, or 5.8%, to $730.3 million. Of this decrease, $41.5 million was the result of lower average equity assets managed by Batterymarch, LMCM and Legg Mason Global Equities Group ("LMGE"), and $12.3 million was due to the divestiture of an affiliate in February 2012. These decreases were offset in part by an increase of $9.6 million due to higher average fixed income assets managed by Brandywine.

Investment advisory fees from funds decreased $45.3 million, or 3.0%, to $1.4 billion. Of this decrease, $52.9 million was due to lower average assets managed by Permal, and $48.7 million was due to lower average equity assets managed by Royce, LMCM and LMGE. These decreases were offset in part by a $39.1 million increase as a result of higher average fixed income assets managed by Western Asset and Brandywine, and a $16.7 million increase as a result of higher average equity assets at ClearBridge.

Of our total AUM as of March 31, 2013 and 2012, approximately 6% was in accounts that were eligible to earn performance fees. Performance fees increased $49.1 million to $98.6 million, primarily due to $32.0 million of fees received by Western Asset related to the wind-down of its participation in the U.S. Treasury's Public-Private Investment Program ("PPIP"). Higher fees earned on assets managed at Permal and Brandywine also contributed to the increase.

Distribution and service fees decreased $10.5 million, or 3.1%, to $330.5 million, as the result of the decline in average fee rates received on mutual fund AUM subject to distribution and service fees.

Operating Expenses

Total operating expenses for the year ended March 31, 2013 were $3.0 billion, an increase of 31.1% from $2.3 billion in the prior year. The increase in total operating expenses was primarily the result of $734.0 million of intangible asset impairment charges recorded during the current year, as further discussed below. Operating expenses for the years ended March 31, 2013 and 2012 incurred at the investment management affiliate level comprised approximately 70% of total operating expenses in each year, excluding the impairment charges, which are deemed to be corporate expenses. The remaining operating expenses are comprised of corporate and distribution costs.

The components of total compensation and benefits (in millions) for the years ended March 31 were as follows:

	Years Ended March 31,	
	2013	2012
Salaries and incentives	**$ 924.5**	$ 895.0
Benefits and payroll taxes	**204.5**	196.7
Transition-related costs	**—**	34.6
Management transition compensation costs	**17.9**	—
Other	**41.6**	18.0
Total compensation and benefits	**$1,188.5**	$1,144.3

Total compensation and benefits increased 3.9% to $1.2 billion;

- Salaries and incentives increased $29.5 million, principally due to an increase of $38.5 million in incentive-based compensation at investment affiliates, primarily resulting from costs associated with the modification of employment and other arrangements, most significantly with the management of Permal, and the impact of reductions in other non-compensation related operating expenses at revenue share based affiliates, which create an offsetting increase in compensation per the applicable revenue share agreements. Additional salary and incentive costs of $12.2 million, resulting from market-based compensation increases among retained staff and new hires to support ongoing growth initiatives, also contributed to the increase. These increases were offset in part by a $23.7 million decrease in corporate salaries primarily due to headcount reductions resulting from our business streamlining initiative.
- Benefits and payroll taxes increased $7.8 million, primarily as a result of an increase in non-cash amortization expense and other costs associated with certain deferred compensation plans.
- Transition-related costs decreased $34.6 million, due to the completion of our business streamlining initiative in March 2012.
- Management transition compensation costs in the current year were associated with our Chief Executive Officer stepping down in September 2012 and the subsequent reorganization of our executive committee. These costs were primarily comprised of $7.5 million of cash severance and $6.4 million of net non-cash accelerated vesting of stock based awards. Also included in this line item was $3.0 million of non-cash amortization expense related to retention awards granted to certain executives and key employees.
- Other compensation and benefits increased $23.6 million, primarily due to an increase in revenue-share based incentive obligations resulting from net market gains on assets invested for deferred compensation plans and seed capital investments, which were offset by corresponding increases in Other non-operating income (expense).

Compensation as a percentage of operating revenues increased to 45.5% from 43.0% in the prior year, due to the impact of reductions in other non-compensation related operating expenses at revenue share based affiliates, the impact of the modification of employment and other arrangements, as well as the impact of quasi-fixed compensation costs of administrative and distribution personnel which do not typically vary with revenues. These increases were offset in part by the impact of transition-related compensation recorded in the prior year, as well as the impact of lower corporate compensation costs, principally attributable to our business streamlining initiative.

Distribution and servicing expenses decreased 7.6% to $600.6 million, driven by a $53.8 million decrease due to a reduction in average AUM in certain products for which we pay fees to third-party distributors.

Communications and technology expense decreased 9.1% to $149.6 million, driven by the impact of $8.4 million in transition-related costs recognized in the prior year, as well as $4.4 million in cost savings as a result of our business streamlining initiative.

Occupancy expense increased 11.1% to $171.9 million, primarily due to real estate related charges totaling $52.8 million, recorded during fiscal 2013 related to further space consolidation which will result in savings of approximately $10.0 million per year, prospectively. This increase was offset in part by the impact of $11.9 million of lease reserves recorded in the prior year, as well as the acceleration of $10.3 million of depreciation in the prior year, both primarily related to certain office space permanently vacated as a part of our business streamlining initiative. The increase was also offset in part by $6.0 million in cost savings, also as a result of our business streamlining initiative.

Amortization of intangible assets decreased 28.4% to $14.0 million, primarily due to certain management contracts becoming fully amortized during fiscal 2012.

Impairment of intangible assets was $734.0 million in the year ended March 31, 2013. The impairment charges relate to our domestic mutual fund contracts asset, Permal funds-of-hedge fund contracts asset, and Permal trade name. The impairment charges resulted from a number of current trends and factors, including (i) a decrease in near-term margin projections; (ii) an increase in the rate used to discount projected future cash flows primarily due to company specific factors including continued market and regulatory influences, continued stock price uncertainty and the search for a permanent Chief Executive Officer, which was ongoing as of our December 31, 2012, impairment testing date; (iii) recent outflows and related reductions in assets under management; and (iv) a reduction in the near-term projected growth rates. These changes resulted in a reduction of the projected cash flows and our overall assessment of fair value of the assets, such that the domestic mutual fund contracts asset, Permal funds-of-hedge funds contracts asset, and Permal trade name asset, declined below their carrying values, and accordingly were impaired by $396.0 million, $321.0 million, and $17.0 million, respectively. See Critical Accounting Policies and Note 5 of Notes to Consolidated Financial Statements for further discussion of the impairment charges.

Other expenses decreased $2.2 million, or 1.2%, to $188.4 million, primarily due to a $4.1 million reduction in charges for trading errors. A $2.5 million decrease in expense reimbursements paid to certain mutual funds, and the impact of $1.7 million of transition-related costs recognized in the prior year, also contributed to the decrease. These decreases were offset in part by a $5.0 million increase in litigation-related expenses as a result of certain regulatory investigations. See Note 8 of Notes to Consolidated Financial Statements for further discussion of these investigations. A $1.8 million increase in professional fees, primarily related to initiatives with Permal, including the acquisition of Fauchier during fiscal 2013, also offset the decrease.

Non-Operating Income (Expense)

Interest income decreased 33.9% to $7.6 million, driven by a $2.6 million decrease due to lower yields earned on investment balances and a $1.8 million decrease due to lower average investment balances.

Interest expense decreased 28.2% to $62.9 million, primarily as a result of the refinancing of the 2.5% Convertible Senior Notes (the "Notes") in May 2012.

Other non-operating income (expense) decreased $40.1 million, to an expense of $18.0 million, from income of $22.1 million in the prior year. This decrease was primarily a result of the $69.0 million loss on debt extinguishment recognized in connection with the repurchase of the Notes in May 2012. The impact of an $8.6 million gain related to an assigned bankruptcy claim, and a $7.5 million gain on the sale of a small affiliate, both recognized in the prior year, also contributed to the decrease. These decreases were offset in part by a $22.7 million increase in net market gains on seed capital investments and assets invested for deferred compensation plans, which are offset by corresponding increases in compensation discussed above, as well as a $20.8 million increase in net market gains on corporate investments in proprietary fund products, which are not offset in compensation.

Other non-operating income (expense) of consolidated investment vehicles ("CIVs") decreased $21.2 million to an expense of $2.8 million, from income of $18.3 million in the prior year, primarily due to net market losses on investments of certain CIVs, as well as the impact of market gains recognized in the prior year period related to a previously consolidated CIV that was redeemed in the prior year.

Income Tax Provision (Benefit)

The benefit for income taxes was $150.9 million compared to a provision of $72.1 million in the prior year. In July 2011, The U.K. Finance Act 2011 was enacted, which reduced the main U.K. corporate tax rate from 27% to 26% effective April 1, 2011, and from 26% to 25% effective April 1, 2012. In July 2012, The U.K. Finance Act 2012 was enacted, further reducing the main U.K. corporate tax rate to 24% effective April 1, 2012 and 23% effective April 1, 2013. The impact of the tax rate changes on certain existing deferred tax assets and liabilities resulted in a tax benefit of $18.1 million in the current year. The prior year also included a similar U.K. tax benefit of $18.3 million on the revaluation of deferred tax assets and liabilities, and the impact was more substantial due to the higher level of pre-tax income in that fiscal year.

The effective benefit rate was 29.5% for the year ended March 31, 2013, compared to an effective tax rate of 23.8% in the prior year. Changes in the U.K. tax rate impacted the effective tax (benefit) rate by 3.5 percentage points in the year ended March 31, 2013, and 6.0 percentage points in the prior year. The impact of CIVs reduced the effective tax (benefit) rate by 0.5 and 0.8 percentage points for the years ended March 31, 2013 and 2012, respectively. Otherwise, the change in the effective tax rate was primarily related to a lower tax benefit associated with the intangible asset impairment charge recorded in fiscal 2013, due to the lower statutory rates in the jurisdictions where certain intangible assets were held, partially offset by adjustments to reserves and the impact of certain tax planning initiatives recorded in fiscal 2012.

Net Income (Loss) Attributable to Legg Mason, Inc.

Net Loss Attributable to Legg Mason, Inc. for the year ended March 31, 2013, totaled $353.3 million, or $2.65 per diluted share, compared to Net Income Attributable to Legg Mason, Inc. of $220.8 million, or $1.54 per diluted share, in the prior year. The decrease was primarily attributable to the impact of the pre-tax impairment charges of $734.0 million ($508.3 million, net of income tax benefits, or $3.81 per diluted share), recorded in the current year, related to our indefinite-life intangible assets, as well as the $69.0 million pre-tax loss ($44.8 million, net of income tax benefits, or $0.34 per diluted share) on debt extinguishment recognized in connection with the repurchase of the Notes in May 2012. Real estate related charges of $52.8 million also contributed to the decrease. These decreases were offset in part by the impact of transition-related costs recorded in the prior year, and the impact of increased cost savings in the current year, both in connection with our business streamlining initiative. These items were previously discussed above.

Supplemental Non-GAAP Financial Information

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "Adjusted Income" and "Operating Margin, As Adjusted" that management uses as benchmarks in evaluating and comparing our period-to-period operating performance.

Adjusted Income decreased to $347.2 million, or $2.61 per diluted share, for the year ended March 31, 2013, from $397.0 million, or $2.77 per diluted share, in the prior year. Operating Margin, as Adjusted, for the years ended March 31, 2013 and 2012, was 16.8% and 21.3%, respectively. Operating Margin, as Adjusted for the year ended March 31, 2013 was reduced by 3.5 percentage points due to real estate related charges and management transition compensation costs recorded during fiscal 2013.

Adjusted Income

We define "Adjusted Income" as Net Income (Loss) Attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for non-core items that are not reflective of our economic performance, such as intangible asset impairments, the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets, and loss on extinguishment of contingent convertible debt.

We believe that Adjusted Income provides a useful representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions. We also believe that Adjusted Income is an important metric in estimating the value of an asset management business.

Adjusted Income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net Income (Loss) Attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to Net Income (Loss) Attributable to Legg Mason, Inc., but is not a substitute for Net Income (Loss) Attributable to Legg Mason, Inc. and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, Adjusted Income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. We consider Adjusted Income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of our operating results with the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions.

In calculating Adjusted Income, we add the impact of the amortization of management contract assets and impairment of indefinite-life intangible assets, both of which arise from acquisitions, to Net Income (Loss) Attributable to Legg Mason, Inc. to reflect the fact that these non-cash expenses distort comparisons of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill include actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we fully expect to realize the economic benefit of the current period tax amortization, we add this benefit to Net Income (Loss) Attributable to Legg Mason, Inc. in the calculation of Adjusted Income. However, because of our net operating loss carry-forward, we will receive the benefit of the current tax amortization over time. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and United Kingdom tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets, if applicable, that have been recognized under GAAP. We also add back non-cash imputed interest and the extinguishment loss on contingent convertible debt adjusted for amounts allocated to the conversion feature, as well as adding the actual tax benefits on the imputed interest that are not realized under GAAP. These adjustments reflect that these items distort comparisons of our operating results to prior periods and the results of other asset management firms that have not engaged in significant acquisitions, including any related impairments, or issued/extinguished contingent convertible debt.

Should a disposition, impairment charge or other non-core item occur, its impact on Adjusted Income may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on Adjusted Income to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating Adjusted Income because these charges are related to assets that will ultimately require replacement.

A reconciliation of Net Income (Loss) Attributable to Legg Mason, Inc. to Adjusted Income (in thousands except per share amounts) is as follows:

	For the Years Ended March 31,	
	2013	2012
Net Income (Loss) Attributable to Legg Mason, Inc.	**$(353,327)**	$220,817
Plus (less):		
Amortization of intangible assets	**14,019**	19,574
Loss on extinguishment of 2.5% senior notes	**54,873**	—
Impairment of intangible assets	**734,000**	—
Deferred income taxes on intangible assets:		
Impairment charges	**(225,748)**	—
Tax amortization benefit	**135,588**	135,830
U.K. tax rate adjustment	**(18,075)**	(18,268)
Imputed interest on convertible debt (2.5% senior notes)	**5,839**	39,077
Adjusted Income	**$ 347,169**	$397,030
Net Income (Loss) per diluted share Attributable to Legg Mason, Inc. common shareholders	**$ (2.65)**	$ 1.54
Plus (less):		
Amortization of intangible assets	**0.11**	0.14
Loss on extinguishment of 2.5% senior notes	**0.41**	—
Impairment of intangible assets	**5.51**	—
Deferred income taxes on intangible assets:		
Impairment charges	**(1.69)**	—
Tax amortization benefit	**1.02**	0.95
U.K. tax rate adjustment	**(0.14)**	(0.13)
Imputed interest on convertible debt (2.5% senior notes)	**0.04**	0.27
Adjusted Income per diluted share	**$ 2.61**	$ 2.77

Operating Margin, as Adjusted

We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income (Loss), adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, transition-related costs of streamlining our business model, income (loss) of CIVs, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "Operating Revenues, as Adjusted." The compensation items, other than transition-related costs, are removed from Operating Income (Loss) in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. Transition-related costs, impairment charges and income (loss) of CIVs are removed from Operating Income (Loss) in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Operating Revenues, as Adjusted, also include our advisory revenues we receive from CIVs that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities excluding items that have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. and because it indicates what our operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, transition-related costs and impairment charges, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net Income (Loss) Attributable to Legg Mason, Inc. This measure is provided in addition to our operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

The calculation of Operating margin and Operating margin, as adjusted, is as follows (dollars in thousands):

	For the Years Ended March 31,	
	2013	**2012**
Operating Revenues, GAAP basis	**$2,612,650**	$2,662,574
Plus (less):		
Operating revenues eliminated upon consolidation of investment vehicles	**2,397**	3,094
Distribution and servicing expense excluding consolidated investment vehicles	**(600,582)**	(649,679)
Operating Revenues, as Adjusted	**$2,014,465**	$2,015,989
Operating Income (Loss), GAAP basis	**$ (434,499)**	$ 338,753
Plus (less):		
Gains (losses) on deferred compensation and seed investments	**36,497**	13,809
Transition-related costs	**—**	73,066
Impairment of intangible assets	**734,000**	—
Operating income and expenses of consolidated investment vehicles	**2,959**	3,702
Operating Income, as Adjusted	**$ 338,957**	$ 429,330
Operating Margin, GAAP basis	**(16.6)%**	12.7%
Operating Margin, as Adjusted	**16.8**	21.3

FISCAL 2012 COMPARED WITH FISCAL 2011

Assets Under Management

The components of the changes in our AUM (in billions) for the years ended March 31 were as follows:

	2012	2011
Beginning of period	$677.6	$684.5
Investment funds, excluding liquidity funds[1]		
Subscriptions	46.9	49.5
Redemptions	(51.1)	(44.3)
Separate account flows, net	(35.9)	(52.1)
Liquidity fund flows, net	12.6	(14.2)
Net client cash flows	(27.5)	(61.1)
Market performance and other[2]	17.1	56.3
Dispositions	(23.9)	(2.1)
End of period	$643.3	$677.6

(1) Subscriptions and redemptions reflect the gross activity in the funds and include assets transferred between funds and between share classes.
(2) Includes impact of foreign exchange, reinvestment of dividends, and other.

AUM at March 31, 2012, was $643.3 billion, a decrease of $34.3 billion, or 5%, from March 31, 2011. The decrease in AUM was attributable to net client outflows of $27.5 billion and dispositions of $23.9 billion, which were partially offset by market performance and other of $17.1 billion, including the negative impact of foreign currency exchange fluctuations. The majority of dispositions were in liquidity assets, $19.9 billion, which resulted from the amendment of historical Smith Barney brokerage programs discussed below. There were also $4.0 billion in dispositions from the divestiture of two small affiliates. Long-term asset classes accounted for the net client outflows, with $21.3 billion and $18.6 billion in equity and fixed income outflows, respectively, partially offset by liquidity inflows of $12.4 billion. Equity outflows were primarily experienced by products managed at LMCM, ClearBridge, Batterymarch and Royce. The majority of fixed income outflows were in products managed by Western Asset, including $12.7 billion in outflows from a single, low fee global sovereign mandate.

The amendment of certain historical Smith Barney brokerage programs during the first quarter of fiscal 2012, as previously discussed, resulted in a reduction of $19.9 billion in liquidity AUM during the year ended March 31, 2012. As a significant portion of the management fees generated by these assets were being waived prior to the disposition, the disposition of this liquidity AUM resulted in a reduction in operating revenue of $52.3 million, net of related fee waivers, in the year ended March 31, 2012, as compared to the year ended March 31, 2011. The disposition of this AUM also resulted in reductions in distribution and servicing expenses of $41.4 million in the year ended March 31, 2012, as compared to the year ended March 31, 2011.

AUM by Asset Class

AUM by asset class (in billions) as of March 31 were as follows:

	2012	% of Total	2011	% of Total	% Change
Equity	$163.4	26%	$189.6	28%	(14)%
Fixed income	356.1	55	356.6	53	—
Liquidity	123.8	19	131.4	19	(6)
Total	$643.3	100%	$677.6	100%	(5)%

The component changes in our AUM by asset class (in billions) for the fiscal year ended March 31, 2011, were as follows:

	Equity	Fixed Income	Liquidity	Total
March 31, 2011	$189.6	$356.6	$131.4	$677.6
Investment funds, excluding liquidity funds				
Subscriptions	21.7	25.2	—	46.9
Redemptions	(30.4)	(20.7)	—	(51.1)
Separate account flows, net	(12.6)	(23.1)	(0.2)	(35.9)
Liquidity fund flows, net	—	—	12.6	12.6
Net client cash flows	(21.3)	(18.6)	12.4	(27.5)
Market performance and other	(2.1)	19.3	(0.1)	17.1
Dispositions	(2.8)	(1.2)	(19.9)	(23.9)
March 31, 2012	$163.4	$356.1	$123.8	$643.3

Average AUM by asset class (in billions) for the years ended March 31 were as follows:

	2012	% of Total	2011	% of Total	% Change
Equity	$168.4	26%	$173.8	26%	(3)%
Fixed Income	359.8	56	361.6	54	—
Liquidity	116.6	18	133.8	20	(13)
Total	$644.8	100%	$669.2	100%	(4)%

AUM by Distribution Channel

The component changes in our AUM by distribution channel (in billions) for the fiscal year ended March 31, 2012, were as follows:

	Global Distribution	Affiliate/Other	Total
March 31, 2011	$220.3	$457.3	$677.6
Net client cash flows, excluding liquidity funds	(2.3)	(37.8)	(40.1)
Liquidity fund flows, net	—	12.6	12.6
Net client cash flows	(2.3)	(25.2)	(27.5)
Market performance and other	2.6	14.5	17.1
Dispositions	—	(23.9)	(23.9)
March 31, 2012	$220.6	$422.7	$643.3

For the years ended March 31, 2012 and 2011, our overall effective fee rate across all asset classes and distribution channels was 35 and 34 basis points, respectively. Fees for managing equity assets are generally higher, averaging approximately 75 basis points for each of the years ended March 31, 2012 and 2011. This compares to fees for managing fixed income assets, which averaged approximately 25 basis points for each of the years ended March 31, 2012 and 2011, and liquidity assets, which averaged under 10 basis points (reflecting the impact of current advisory fee waivers due to the low interest rate environment) for each of the years ended March 31, 2012 and 2011. Fee rates for assets distributed through Legg Mason Global Distribution, which are predominately retail in nature, averaged approximately 50 basis points for each of the years ended March 31, 2012 and 2011, while fee rates for assets distributed through the Affiliate/Other channel averaged approximately 20 basis points for each of the years ended March 31, 2012 and 2011. The decline in higher yielding equity assets has impacted our revenues, as further discussed below.

Investment Performance

Overall investment performance of our assets under management in the year ended March 31, 2012, was generally positive compared to relevant benchmarks.

The equity markets ended a difficult year on a positive note, responding favorably to improving unemployment figures, the conclusion of bank stress tests resulting in certain banks increasing dividends, and reduced fears of a European debt fallout. As a result, most U.S. indices produced positive returns for our fiscal 2012. The most notable was the NASDAQ Composite returning 11.2% for the year ended March 31, 2012.

In the fixed income markets, improved economic data suggested that the recovery was strengthening. Flights-to-safety ebbed as the European debt crisis eased allowing U.S. Treasury rates to climb from historically low levels. The yield curve steepened over the year as economic releases from the Federal Reserve Board painted an increasingly optimistic picture and talk of a third round of quantitative easing diminished.

The worst performing fixed income sector for the year was high yield bonds, as measured by the Barclays High Yield Index returning 6.5%. The best performing fixed income sector for the year was Treasury Inflation Protected Securities (TIPS), as measured by the Barclays U.S. TIPS Index returning 12.2% as of March 31, 2012.

The following table presents a summary of the percentages by strategy[1] that outpaced their respective benchmarks as of March 31, 2012 and 2011, for the trailing 1-year, 3-year, 5-year, and 10-year periods:

	As of March 31, 2012				As of March 31, 2011			
	1-year	3-year	5-year	10-year	1-year	3-year	5-year	10-year
Total (includes liquidity)	62%	81%	70%	87%	76%	79%	74%	84%
Equity:								
Large cap	66%	43%	66%	78%	40%	61%	55%	63%
Small cap	49%	63%	88%	89%	68%	75%	89%	99%
Total equity (includes other equity)	53%	52%	66%	80%	47%	59%	60%	77%
Fixed income:								
U.S. taxable	66%	95%	61%	89%	93%	83%	77%	83%
U.S. tax-exempt	2%	2%	2%	1%	3%	3%	2%	3%
Global taxable	38%	93%	70%	97%	81%	91%	73%	94%
Total fixed income	51%	87%	60%	84%	82%	80%	70%	81%

The following table presents a summary of the percentages of our U.S. mutual fund assets[2] that outpaced their Lipper category averages as of March 31, 2012 and 2011, for the trailing 1-year, 3-year, 5-year, and 10-year periods:

	As of March 31, 2012				As of March 31, 2011			
	1-year	3-year	5-year	10-year	1-year	3-year	5-year	10-year
Total long-term (excludes liquidity)	67%	66%	78%	74%	56%	74%	70%	67%
Equity:								
Large cap	78%	51%	48%	45%	39%	63%	31%	21%
Small cap	44%	63%	93%	98%	72%	76%	91%	98%
Total equity (includes other equity)	57%	56%	73%	71%	58%	70%	68%	60%
Fixed income:								
U.S. taxable	76%	91%	82%	83%	79%	85%	78%	80%
U.S. tax-exempt	91%	70%	91%	82%	6%	77%	82%	90%
Global taxable	96%	81%	91%	87%	80%	94%	41%	88%
Total fixed income	84%	81%	87%	83%	52%	83%	78%	85%

(1) For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

As of March 31, 2012 and 2011, 91% of total AUM is included in strategy AUM in each period, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds included in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds (including fund-of-hedge funds) which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ.

Certain prior year amounts have been updated to conform to the current year presentation.

(2) Source: Lipper Inc. includes open-end, closed-end, and variable annuity funds. As of March 31, 2012 and 2011, the U.S. long-term mutual fund assets represented in the data accounted for 18% and 17%, respectively, of our total AUM. The performance of our U.S. long-term mutual fund assets is included in the marketed composites.

RESULTS OF OPERATIONS

Operating Revenues

Total operating revenues for the year ended March 31, 2012, were $2.7 billion, a decrease of 4.4% from $2.8 billion in the prior year, primarily due to a 4% decrease in average AUM and a $47.2 million decrease in performance fees. This decrease was offset in part by an increase in average AUM revenue yields, from 34.4 basis points in the year ended March 31, 2011, to 35.2 basis points in the year ended March 31, 2012, resulting from a more favorable average asset mix. The disposition of liquidity AUM related to the Morgan Stanley Wealth Management ("MSWM") relationship resulted in a reduction in operating revenues of $52.3 million, net of related fee waivers, in fiscal 2012, as compared to fiscal 2011, as a significant portion of the management fees generated by these assets were being waived prior to the disposition.

Investment advisory fees from separate accounts decreased $40.1 million, or 4.9%, to $775.5 million. Of this decrease, $25.9 million was primarily the result of lower average equity assets managed by LMCM, Batterymarch, ClearBridge and Legg Mason Investment Counsel & Trust Company ("LMIC"), and $8.0 million was primarily due to the divestiture of a Singapore-based asset manager in fiscal 2011. These decreases were offset in part by an increase of $6.7 million due to higher average fixed income assets managed by Brandywine.

Investment advisory fees from funds remained essentially flat at $1.5 billion for both periods. Higher average equity assets managed by Royce and ClearBridge, and higher average fixed income assets, primarily managed at Western Asset, resulted in an increase of $41.3 million and $41.1 million, respectively. These increases were offset by a decrease of $51.3 million, net of related fee waivers, due to lower average liquidity assets managed at Western Asset, primarily as a result of the previously discussed disposition of liquidity AUM related to our MSWM relationship, as well as a $31.5 million decrease as a result of lower average equity assets managed by LMCM and Permal.

Of our total AUM as of March 31, 2012 and 2011, approximately 6% for each period was in accounts that were eligible to earn performance fees. Performance fees decreased 48.8%, or $47.2 million, to $49.5 million during the year ended March 31, 2012, primarily as a result of lower fees earned on assets managed at Permal and Western Asset, offset slightly by an increase in performance fees earned on assets managed at Brandywine.

Distribution and service fees decreased $38.2 million, or 10.1%, to $341.0 million, primarily due to the disposition of the liquidity AUM related to the MSWM relationship, as well as a decline in average mutual fund AUM subject to distribution and service fees.

Operating Expenses

Total operating expenses for the year ended March 31, 2012, were $2.3 billion, a decrease of 3.1% from $2.4 billion in the prior year. Operating expenses for the year ended March 31, 2012, incurred at the investment management affiliate level comprised approximately 70% of total operating expenses. The remaining operating expenses are comprised of corporate and distribution costs.

The components of total compensation and benefits (in millions) for the years ended March 31 were as follows:

	Years Ended March 31,	
	2012	2011
Salaries and incentives	$ 895.0	$ 905.8
Benefits and payroll taxes	196.7	194.7
Transition-related costs	34.6	45.0
Other	18.0	39.9
Total compensation and benefits	$1,144.3	$1,185.4

Total compensation and benefits decreased 3.5% to $1.1 billion;

- Salaries and incentives decreased $10.8 million, primarily due to a $40.6 million decrease in corporate salaries and incentives, primarily resulting from headcount reductions in connection with our business streamlining initiative, and a $40.3 million net decrease in salaries and incentives at revenue-share based affiliates. These decreases were offset in part by an increase in incentives of $51.0 million resulting from changes in an expense reimbursement arrangement with Western Asset, as well as additional costs of $20.5 million associated with market-based compensation increases among retained staff and new employees, primarily in our global distribution group, to support ongoing growth initiatives.
- Benefits and payroll taxes increased $2.0 million, primarily due to an $11.2 million increase in non-cash amortization expense associated with certain deferred compensation awards at revenue-share based affiliates. This increase was offset in part by a $9.2 million decrease in corporate benefits expense, primarily due to headcount reductions resulting from our business streamlining initiative.
- Transition-related costs decreased $10.4 million. These costs represent accruals for severance and retention costs related to our business streamlining initiative.
- Other compensation and benefits decreased $21.9 million, primarily due to a decrease in revenue-share

based incentive obligations resulting from net market losses on assets invested for seed capital investments and deferred compensation plans, which were offset by corresponding increases in Other non-operating income (expense).

Compensation as a percentage of operating revenues increased to 43.0% from 42.6% in the prior fiscal year, primarily due to the impact of the change in the expense reimbursement arrangement with Western Asset, as well as market-based compensation increases among retained staff and new employees. These increases were offset in part by the impact of lower corporate compensation costs, primarily attributable to our business streamlining initiative, the impact of compensation decreases related to reduced market gains on assets invested for deferred compensation plans and seed capital investments, and the decrease in transition-related compensation.

Distribution and servicing expenses decreased 8.9% to $649.7 million, principally driven by a $41.4 million decrease due to the previously discussed disposition of liquidity AUM related to the MSWM relationship, as well as a $6.9 million decrease in servicing expenses as a result of our business streamlining initiative. A $5.8 million decline in structuring fees related to closed-end fund launches also contributed to the decrease.

Communications and technology expense increased 1.7% to $164.7 million, driven by increases, principally in data processing costs, market data costs, and consulting fees, totaling $12.2 million, primarily due to transition-related costs incurred as a result of our business streamlining initiative. These increases were offset in part by $9.3 million in cost savings as a result of our streamlining changes, including reduced depreciation of technology hardware and software and consulting fees.

Occupancy expense increased 12.3% to $154.8 million, primarily due to a $14.7 million net increase in lease reserves recorded in fiscal 2012, primarily related to permanently abandoning certain office space as part of our business streamlining initiative. In addition, there was a *$10.3 million increase* as a result of the acceleration of depreciation related to space permanently abandoned in fiscal 2012, also related to our business streamlining initiative. These increases were offset in part by the impact of the write-off of a $4.1 million real estate escrow deposit in the prior year and a $3.3 million reduction in depreciation on furniture and leasehold improvements, both resulting from our business streamlining initiative.

Amortization of intangibles decreased 14.6% to $19.6 million, primarily due to the full amortization of certain management contracts during fiscal 2012.

Other expenses increased $14.1 million, or 8.0%, to $190.7 million, primarily as a result of an increase in expense reimbursements paid to certain mutual funds during the current year under expense cap arrangements.

Non-Operating Income (Expense)

Interest income increased 24.2% to $11.5 million, driven by higher yields earned on investment balances.

Interest expense decreased 5.0% to $87.6 million, primarily as a result of the retirement of our Equity Units during fiscal 2012, which reduced interest expense by $4.1 million.

Other non-operating income decreased $37.5 million to $22.1 million, primarily as a result of $56.0 million in net market losses on investments in proprietary fund products, which were partially offset by corresponding compensation decreases discussed above, and $11.8 million due to reduced gains on assets invested for deferred compensation plans, which were substantially offset by corresponding compensation decreases described above. These decreases were offset in part by an $11.3 million increase in dividend income, which was partially offset by a corresponding compensation increase under revenue-sharing agreements, a gain of $8.6 million related to an assigned bankruptcy claim, and a gain of $7.5 million on the sale of a small affiliate.

Other non-operating income of CIVs increased $16.6 million to $18.3 million, due to net market gains on investments of certain CIVs.

Income Tax Provision

The provision for income taxes was $72.1 million compared to $119.4 million in the prior year. During fiscal 2012, The U.K. Finance Act 2011 (the "Act") was enacted. The Act reduced the main U.K. corporate income tax rate from 27% to 26% effective April 1, 2011, and to 25% effective April 1, 2012. The impact of the tax rate changes on the revaluation of certain existing deferred tax liabilities resulted in a tax benefit of $18.3 million in the current year. The prior year also included a similar tax benefit of $8.9 million on the revaluation of deferred tax liabilities. In addition, the restructuring of our Australian business, partially offset by adjustments to the net value of certain deferred tax assets, resulted in a net tax benefit of $10.1 million in the current year. The effective tax rate was 23.8% compared to 32.7% in the prior year. Changes in the U.K. tax rate impacted the effective tax rate by 6.0

and 2.5 percentage points in the years ended March 31, 2012 and 2011, respectively. In addition, the restructuring of our Australian business, partially offset by adjustments to the net value of certain deferred tax assets, impacted the effective tax rate by 3.3 percentage points in the current year.

Net Income Attributable to Legg Mason, Inc.

Net Income Attributable to Legg Mason, Inc. for the year ended March 31, 2012, totaled $220.8 million, or $1.54 per diluted share, compared to $253.9 million, or $1.63 per diluted share, in the prior year. The decrease in Net Income was primarily due to an increase in incentive compensation from changes in an expense reimbursement arrangement with Western Asset, the impact of net market losses on proprietary fund products and assets invested for deferred compensation plans which are not offset in compensation and benefits, and the net impact of decreased operating revenues. These decreases were offset in part by the impact of cost savings due to our business streamlining initiative, and the impact of tax benefits associated with the restructuring of a foreign subsidiary and U.K. tax rate changes. These items were previously discussed in "Results of Operations" above.

Supplemental Non-GAAP Financial Information

Adjusted Income decreased to $397.0 million, or $2.77 per diluted share, for the year ended March 31, 2012, from $439.2 million, or $2.83 per diluted share, in the prior year primarily due to the decrease in Net Income, previously discussed, excluding the impact of U.K. tax rate adjustments. Operating Margin, as Adjusted, for the years ended March 31, 2012 and 2011, was 21.3% and 23.2%, respectively.

Adjusted Income

A reconciliation of Net Income Attributable to Legg Mason, Inc. to Adjusted Income (in thousands except per share amounts) is as follows:

	For the Years Ended March 31,	
	2012	2011
Net Income Attributable to Legg Mason, Inc.	$220,817	$253,923
Plus (less):		
Amortization of intangible assets	19,574	22,913
Deferred income taxes on intangible assets:		
Tax amortization benefit	135,830	134,602
U.K. tax rate adjustment	(18,268)	(8,878)
Imputed interest on convertible debt (2.5% senior notes)	39,077	36,688
Adjusted Income	$397,030	$439,248
Net Income per diluted share Attributable to Legg Mason, Inc. common shareholders	$ 1.54	$ 1.63
Plus (less):		
Amortization of intangible assets	0.14	0.15
Deferred income taxes on intangible assets:		
Tax amortization benefit	0.95	0.87
U.K. tax rate adjustment	(0.13)	(0.06)
Imputed interest on convertible debt (2.5% senior notes)	0.27	0.24
Adjusted Income per diluted share	$ 2.77	$ 2.83

Operating Margin, as Adjusted

The calculation of Operating margin and Operating margin, as adjusted, is as follows (dollars in thousands):

	For the Years Ended March 31,	
	2012	2011
Operating Revenues, GAAP basis	$2,662,574	$2,784,317
Plus (less):		
Operating revenues eliminated upon consolidation of investment vehicles	3,094	4,133
Distribution and servicing expense excluding consolidated investment vehicles	(649,679)	(712,779)
Operating Revenues, as Adjusted	$2,015,989	$2,075,671
Operating Income, GAAP basis	$ 338,753	$ 386,808
Plus (less):		
Gains (losses) on deferred compensation and seed investments	13,809	36,274
Transition-related costs	73,066	54,434
Operating income and expenses of consolidated investment vehicles	3,702	4,704
Operating Income, as Adjusted	$ 429,330	$ 482,220
Operating Margin, GAAP basis	12.7%	13.9%
Operating Margin, as Adjusted	21.3	23.2

LIQUIDITY AND CAPITAL RESOURCES

The primary objective of our capital structure is to appropriately support our business strategies and to provide needed liquidity at all times, including maintaining required capital in certain subsidiaries. Liquidity and the access to liquidity is important to the success of our ongoing operations. Our overall funding needs and capital base are continually reviewed to determine if the capital base meets the expected needs of our businesses. We intend to continue to explore potential acquisition opportunities as a means of diversifying and strengthening our asset management business. These opportunities may from time to time involve acquisitions that are material in size and may require, among other things, and, subject to existing covenants, the raising of additional equity capital and/or the issuance of additional debt.

The consolidation of variable interest entities discussed above does not impact our liquidity and capital resources. We have no rights to the benefits from, nor do we bear the risks associated with, the assets and liabilities of the CIVs beyond our investments in and investment advisory fees generated from these vehicles, which are eliminated in consolidation. Additionally, creditors of the CIVs have no recourse to our general credit beyond the level of our investment, if any, so we do not consider these liabilities to be our obligations.

Our assets consist primarily of intangible assets, goodwill, cash and cash equivalents, investment securities, and investment advisory and related fee receivables. Our assets have been principally funded by equity capital, long-term debt and the results of our operations. At March 31, 2013, our cash and cash equivalents, total assets, long-term debt and stockholders' equity were $0.9 billion, $7.0 billion, $1.1 billion and $4.8 billion, respectively. Total assets and total liabilities of the CIVs at March 31, 2013, were $285 million and $221 million, respectively.

Cash and cash equivalents are primarily invested in liquid domestic and non-domestic money market funds that hold principally domestic and non-domestic bank time deposits, bank and corporate commercial paper and bonds, and government and agency securities. We have not recognized any losses on these investments. Our monitoring of cash and cash equivalents mitigates the potential that material risks may be associated with these balances.

The following table summarizes our Consolidated Statements of Cash Flows for the years ended March 31 (in millions):

	2013	2012	2011
Cash flows provided by operating activities	**$ 303.3**	$ 496.8	$ 412.1
Cash flows provided by/(used in) investing activities	**(11.0)**	2.3	(44.4)
Cash flows used in financing activities	**(735.9)**	(481.8)	(468.5)
Effect of exchange rate changes	**(5.7)**	(10.9)	10.8
Net change in cash and cash equivalents	**(449.3)**	6.4	(90.0)
Cash and cash equivalents, beginning of period	**1,382.3**	1,375.9	1,465.9
Cash and cash equivalents, end of period	**$ 933.0**	$1,382.3	$1,375.9

Cash inflows provided by operating activities during fiscal 2013 were $303.3 million, primarily related to net sales of trading and other current investments and results of operations, adjusted for non-cash items, offset in part by the allocation of extinguished debt repayment and payments for accrued compensation. Cash outflows used in investing activities during fiscal 2013, were $11.0 million, primarily related to payments related to the acquisition of Fauchier and payments made for fixed assets, offset in part by net activity related to CIVs. Cash outflows used in financing activities during fiscal 2013 were $735.9 million, primarily related to the repayment of long-term debt of $1,049.2 million, the repurchase of 16.2 million shares of our common stock for $425.5 million, the $250.0 million repayment of short-term debt, and dividends paid of $55.3 million, offset in part by the proceeds from the subsequent long-term debt issuances of $1,143.2 million.

Cash inflows provided by operating activities during fiscal 2012 were $496.8 million, primarily related to Net Income, adjusted for non-cash items. Cash inflows provided by investing activities during fiscal 2012, were $2.3 million, primarily related to $20.2 million of net activity related to CIVs and a release of restricted cash required for market hedge arrangements, offset in part by payments made for fixed assets. Cash outflows used in financing activities during fiscal 2012, were $481.8 million, primarily due to the repurchase of 13.6 million shares of our common stock for $400.3 million and dividends paid of $43.6 million.

Cash inflows provided by operating activities during fiscal 2011 were $412.1 million, primarily attributable to Net Income, adjusted for non-cash items. Cash outflows used in investing activities during fiscal 2011 were $44.4 million, primarily attributable to payments made for fixed assets. Cash outflows used in financing activities during fiscal 2011 were $468.5 million, primarily attributable to the repurchase of 14.6 million of our common shares for $445 million.

Financing Transactions

The table below reflects our primary sources of financing (in thousands) as of March 31, 2013:

Type	Total at March 31, 2013	Amount Outstanding at March 31, 2013	Amount Outstanding at March 31, 2012	Interest Rate	Maturity
5.5% Senior Notes	$650,000	**$650,000**	N/A	5.50%	May 2019
Five-year Amortizing Term Loan	500,000	**500,000**	N/A	LIBOR + 1.5%	June 2017
Revolving Credit Agreement	500,000	**—**	N/A	LIBOR + 1.5% + 0.20% annual commitment fee	June 2017
2.5% Convertible Senior Notes	—	**—**	1,127,009	2.50%	Repurchased June 2012
Previous Revolving Credit Agreement	—	**—**	250,000	LIBOR + 2.625%	Terminated June 2012

During January 2008, we increased our capital base by $1.25 billion through the sale of 2.5% convertible senior notes. The proceeds strengthened our balance sheet and provided additional liquidity that was used for general corporate purposes, including the purchase of structured investment vehicle securities from our liquidity funds. The Notes were repurchased in May 2012, as further discussed below. Prior to the repurchase of the Notes, we were accreting the carrying value of the Notes to the principal amount at maturity using an interest rate of 6.5% (the effective borrowing rate for non-convertible debt at the time of issuance) over its expected life of seven years, resulting in additional interest expense for fiscal 2013, 2012 and 2011, of approximately $5.8 million, $39.1 million and $36.7 million, respectively. In connection with this financing, we entered into economic hedge transactions that increased the effective conversion price of the Notes. These hedge transactions had a net cost to us of $83 million, which we paid from the proceeds of the Notes. These transactions closed on January 31, 2008.

Capital Plan

In May 2012, we announced a capital plan that included refinancing the Notes. The refinancing was effected through the issuance of $650 million of 5.5% senior notes, the net proceeds of which, together with cash on hand and $250 million of remaining borrowing capacity under a then existing revolving credit facility, were used to repurchase all $1.25 billion of the Notes. The terms of the repurchase included the repayment of the Notes at par plus accrued interest, a prepayment fee of $6.3 million, and the issuance of warrants to the holders of the Notes. The warrants provide for the purchase, in the aggregate and subject to adjustment, of 14.2 million shares of our common stock, on a net share settled basis, at an exercise price of $88 per share. The warrants expire in June 2017 and can be settled, at our election, in either shares of common stock or cash.

Also pursuant to the capital plan, in June 2012, we entered into an unsecured credit agreement which provides for an undrawn $500 million revolving credit facility and a $500 million term loan. The proceeds of the term loan were used to repay the $500 million of outstanding borrowings under the previous revolving credit facility, which was then terminated.

The $500 million revolving credit facility may be increased by an aggregate amount up to $250 million, subject to the approval of the lenders, and expires June 2017. This revolving credit facility is available to fund working capital needs and for general corporate purposes. There were no borrowings outstanding under this facility as of March 31, 2013.

The $500 million term loan entered into in conjunction with the unsecured credit agreement noted above can be repaid at any time and is due in four annual installments of $50 million, beginning in June 2013, with the remainder to be repaid at maturity in June 2017.

The $650 million 5.5% senior notes are due May 2019 and were sold at a discount of $6.8 million, which is being amortized to interest expense over the seven-year term.

In connection with the extinguishment of the Notes, the hedge transactions (purchased call options and warrants) executed in connection with the initial issuance of the Notes were also terminated.

The financial covenants under our bank agreements include: maximum net debt to EBITDA ratio of 2.5 to 1 and minimum EBITDA to interest expense ratio of 4.0 to 1. Debt is defined to include all obligations for borrowed money, excluding non-recourse debt of CIVs, and capital leases. Under these net debt covenants, our debt is reduced by the amount of our unrestricted cash in excess of the greater of subsidiary cash or $375 million. EBITDA is defined as consolidated net income (loss) plus/minus tax expense (benefit), interest expense, depreciation and amortization, amortization of intangibles, any extraordinary expense or losses, and any non-cash charges, as defined in the agreements. As of March 31, 2013, our net debt to EBITDA ratio was 1.4 to 1 and EBITDA to interest expense ratio was 11.6 to 1, and, therefore, we have maintained compliance with the applicable covenants. In addition, the 5.5% senior notes are subject to certain nonfinancial covenants, including provisions relating to dispositions of certain assets, which could require a percentage of any related proceeds to be applied to accelerated repayments.

If our net income (loss) significantly declines, or if we spend our available cash, it may impact our ability to maintain compliance with the financial covenants. If we determine that our compliance with these covenants may be under pressure, we may elect to take a number of actions, including reducing our expenses in order to increase our EBITDA, using available cash to repay all or a portion of our outstanding debt subject to these covenants or seeking to negotiate with our lenders to modify the terms or to restructure our debt. We anticipate that we will have available cash to repay our bank debt, should it be necessary. Using available cash to repay indebtedness would make the cash unavailable for other uses and might affect the liquidity discussions and conclusions above. Entering into any modification or restructuring of our debt would likely result in additional fees or interest payments.

Our outstanding bank debt agreement is currently impacted by the ratings of two rating agencies. The interest rate and annual commitment fee on our revolving line of credit is based on the higher credit rating of the two rating agencies. In June 2011, our rating by one of these agencies was downgraded one notch below the other. Should the other agency downgrade our rating, absent an upgrade from the former agency, our interest costs will rise modestly. In addition, under the terms of the 5.5% senior notes, the interest rate paid on these notes will increase modestly if our credit ratings are reduced below investment grade.

Also in connection with the capital plan, our board of directors authorized $1.0 billion for additional purchases of our common stock, $730 million of which remained available as of March 31, 2013, and the completion of the purchase of the then remaining $155 million of our common stock previously authorized, which occurred in the quarter ended June 30, 2012. The capital plan authorizes using up to 65% of cash generated from future operations, beginning in fiscal 2013, to purchase shares of our common stock.

Other Transactions

On March 13, 2013, we completed the acquisition of all of the outstanding share capital of Fauchier, a leading European based manager of funds-of-hedge funds, from BNP Paribas Investment Partners, S.A. The transaction included an initial cash payment of $63.4 million, which was funded from existing cash resources. In addition, contingent consideration of up to approximately $23.0 million and approximately $30.0 million, utilizing exchange rates as of March 31, 2013, may be due on the second and fourth anniversaries of closing, respectively, dependent on achieving certain financial targets and subject to a catch up adjustment. The contingent consideration liability had an acquisition date fair value of approximately $21.6 million.

In May 2010, we terminated the exchangeable share arrangement related to the acquisition of Legg Mason Canada Inc., in accordance with its terms. In this transaction, 1.1 million shares, representing all remaining outstanding exchangeable shares, were exchanged for shares of our common stock on a one-for-one basis.

Certain of our asset management affiliates maintain various credit facilities for general operating purposes. Certain affiliates are also subject to the capital requirements of various regulatory agencies. All such affiliates met their respective capital adequacy requirements during the periods presented.

See Notes 2 and 6 of Notes to Consolidated Financial Statements for additional information related to the Fauchier acquisition and our capital plan, respectively.

Future Outlook

We expect that over the next 12 months cash generated from our operating activities will be adequate to support our operating and investing cash needs, and planned share repurchases. We currently intend to utilize our other available resources for any number of potential activities, including, but not limited to, seed capital investments in new products, repurchase of shares of our common stock, acquisitions, repayment of outstanding debt, or payment of increased dividends.

As described above, we currently project that our cash flows from operating activities will be sufficient to fund our liquidity needs. As of March 31, 2013, we had over $550 million in cash and cash equivalents in excess of our working capital requirements. As previously discussed, and in accordance with our capital plan, we intend to utilize up to 65% of cash generated from future operations to purchase shares of our common stock. We do not currently expect to raise additional debt or equity financing over the next 12 months. However, there can be no assurances of these expectations as our projections could prove to be incorrect, events may occur that require additional liquidity, such as an acquisition opportunity or an opportunity to refinance indebtedness, or market conditions might significantly worsen, affecting our results of operations and generation of available cash. If these events result in our operations and available cash being insufficient to fund liquidity needs, we would likely seek to manage our available resources by taking actions such as reducing future share repurchases, additional cost-cutting, reducing our expected expenditures on investments, selling assets (such as investment securities), repatriating earnings from foreign subsidiaries, or modifying arrangements with our affiliates and/or employees. Should these types of actions prove insufficient, or should a large acquisition or refinancing opportunity arise, we may seek to raise additional equity or debt.

At March 31, 2013, our total cash and cash equivalents of $933 million included $415 million held by foreign subsidiaries. Some of the amounts held by foreign subsidiaries may be subject to material repatriation tax effects. During the year ended March 31, 2013, we repatriated approximately $390 million of foreign cash and we plan to repatriate up to another $325 million over the next several years, in order to increase our cash available in the U.S. for general corporate purposes. We anticipate an incremental tax cost of approximately $18 million with respect to this repatriation and have adjusted our tax reserve accordingly. No further repatriation of accumulated prior period foreign earnings is currently planned. However, if circumstances change, we will provide for and pay any applicable additional U.S. taxes in connection with repatriation of these funds. It is not practical at this time to determine the income tax liability that would result from any further repatriation of accumulated foreign earnings.

Credit and Liquidity Risk

Cash and cash equivalent deposits involve certain credit and liquidity risks. We maintain our cash and cash equivalents with a number of high quality financial institutions or funds and from time to time may have concentrations with one or more of these institutions. The balances with these financial institutions or funds and their credit quality are monitored on an ongoing basis.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements, as defined by the Securities and Exchange Commission ("SEC"), include certain contractual arrangements pursuant to which a company has an obligation, such as certain contingent obligations, certain guarantee contracts, retained or contingent interest in assets transferred to an unconsolidated entity, certain derivative instruments classified as equity or material variable interests in unconsolidated entities that provide financing, liquidity, market risk or credit risk support. Disclosure is required for any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, results of operations, liquidity or capital resources. We generally do not enter into off-balance sheet arrangements, as defined, other than those described in the Contractual Obligation section that follows and Consolidation discussed in Critical Accounting Policies and Notes 1 and 17 of Notes to Consolidated Financial Statements.

Contractual and Contingent Obligations

We have contractual obligations to make future payments, principally in connection with our long-term debt, non-cancelable lease agreements, acquisition agreements and service agreements. See Notes 6 and 8 of Notes to Consolidated Financial Statements for additional disclosures related to our commitments.

The following table sets forth these contractual obligations (in millions) by fiscal year, and excludes contractual obligations of CIVs, as we are not responsible or liable for these obligations:

	2014	2015	2016	2017	2018	Thereafter	Total
Contractual Obligations							
Long-term borrowings by contract maturity[1]	$ 50.4	$ 50.5	$ 50.0	$ 50.0	$300.0	$ 650.0	$1,150.9
Interest on long-term borrowings and credit facility commitment fees[1]	44.9	43.9	43.0	42.2	37.2	53.6	264.8
Minimum rental and service commitments	132.5	121.2	106.6	95.3	86.7	422.6	964.9
Total Contractual Obligations	227.8	215.6	199.6	187.5	423.9	1,126.2	2,380.6
Contingent Obligation							
Payments related to business acquisition[2]	—	23.0	—	30.0	—	—	53.0
Total Contractual and Contingent Obligations[3][4][5][6]	$227.8	$238.6	$199.6	$217.5	$423.9	$1,126.2	$2,433.6

(1) Excludes long-term borrowings of the consolidated CLO of $207.8 million and interest on these long-term borrowings, as applicable.
(2) The amount of contingent payments reflected for any year represents the maximum amount that could be payable, using exchange rates as of March 31, 2013, at the earliest possible date under the terms of the business purchase agreement. The contingent obligation had an acquisition date fair value of $21.6 million.
(3) The table above does not include approximately $37.4 million in capital commitments to investment partnerships in which Legg Mason is a limited partner. These obligations will be funded, as required, through the end of the commitment periods through fiscal 2021.
(4) The table above does not include amounts for uncertain tax positions of $51.5 million (net of the federal benefit for state tax liabilities), because the timing of any related cash outflows cannot be reliably estimated.
(5) The table above does not include redeemable noncontrolling interests, primarily related to CIVs, of $21.0 million, because the timing of any related cash outflows cannot be reliably estimated.
(6) The table above excludes commitments arising from any potential awards under the proposed Permal management equity plan for its key employees.

MARKET RISK

We maintain an enterprise risk management program to oversee and coordinate risk management activities of Legg Mason and its subsidiaries. Under the program, certain risk activities are managed at the subsidiary level. The following describes certain aspects of our business that are sensitive to market risk.

Revenues and Net Income (Loss)

The majority of our revenue is calculated from the market value of our AUM. Accordingly, a decline in the value of the underlying securities will cause our AUM, and thus our revenues, to decrease. In addition, our fixed income and liquidity AUM are subject to the impact of interest rate fluctuations, as rising interest rates may tend to reduce the market value of bonds held in various mutual fund portfolios or separately managed accounts. In the ordinary course of our business, we may also reduce or waive investment management fees, or limit total expenses, on certain products or services for particular time periods to manage fund expenses, or for other reasons, and to help retain or increase managed assets. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks, and strong markets tend to increase these fees. Declines in market values of AUM will result in reduced fee revenues and net income. We generally earn higher fees on equity assets than fees charged for fixed income and liquidity assets. Declines in market values of AUM in this asset class will disproportionately impact our revenues. In addition, under revenue sharing agreements, certain of our affiliates retain different percentages of revenues to cover their costs, including compensation. Our net income (loss), profit margin and compensation as a percentage of operating revenues are impacted based on which affiliates generate our revenues, and a change in AUM at one subsidiary can have a dramatically different effect on our revenues and earnings than an equal change at another subsidiary.

Trading and Non-Trading Assets

Our trading and non-trading assets are comprised of investment securities, including seed capital in sponsored mutual funds and products, limited partnerships, limited liability companies and certain other investment products.

Trading and other current investments, excluding CIVs, at March 31, 2013 and 2012, subject to risk of security price fluctuations are summarized (in thousands) below.

	2013	2012
Investment securities, excluding CIVs:		
Trading investments relating to long-term incentive compensation plans	**$ 86,583**	$111,257
Trading proprietary fund products and other investments	**228,156**	222,585
Equity method investments relating to long-term incentive compensation plans, proprietary fund products and other investments	**56,341**	78,277
Total current investments, excluding CIVs	**$371,080**	$412,119

Approximately $39.2 million and $80.0 million of trading and other current investments related to long-term incentive compensation plans as of March 31, 2013 and 2012, respectively, have offsetting liabilities such that fluctuation in the market value of these assets and the related liabilities will not have a material effect on our net income (loss) or liquidity. However, it will have an impact on our compensation expense with a corresponding offset in other non-operating income (expense). Trading and other current investments of $91.1 million and $86.2 million at March 31, 2013 and 2012, respectively, relate to other long-term incentive plans for which the related liabilities do not completely offset due to vesting provisions. Therefore, fluctuations in the market value of these trading investments will impact our compensation expense, non-operating income (expense) and net income (loss).

Approximately $240.8 million and $245.9 million of trading and other current investments at March 31, 2013 and 2012, respectively, are investments in proprietary fund products and other investments for which fluctuations in market value will impact our non-operating income (expense). Of these amounts, the fluctuations in market value of approximately $13.8 million and $12.6 million of proprietary fund products as of March 31, 2013 and 2012, respectively, have offsetting compensation expense under revenue share agreements. The fluctuations in market value of approximately $71.9 million and $11.8 million in proprietary fund products as of March 31, 2013 and 2012, respectively, are substantially offset by gains (losses) on market hedges and therefore do not materially impact Net Income (Loss) Attributable to Legg Mason, Inc. Investments in proprietary fund products are not liquidated before the related fund establishes a track record, has other investors, or a decision is made to no longer pursue the strategy.

Non-trading assets, excluding CIVs, at March 31, 2013 and 2012, subject to risk of security price fluctuations are summarized (in thousands) below.

	2013	2012
Investment securities, excluding CIVs:		
Available-for-sale	**$ 12,400**	$ 11,913
Investments in partnerships, LLCs and other	**31,143**	34,965
Equity method investments in partnerships and LLCs	**68,780**	169,201
Other investments	**99**	112
Total non-trading assets, excluding CIVs	**$112,422**	$216,191

Equity method investments in partnerships and LLCs at March 31, 2012, included approximately $89.3 million of investments related to our involvement with the PPIP. Fluctuations in the market value of these investments had offsetting compensation expense under revenue-sharing agreements. Our investments related to the PPIP were fully redeemed during fiscal 2013, upon liquidation of the fund.

Investment securities of CIVs totaled $24.8 million and $31.6 million as of March 31, 2013 and 2012, respectively, and investments of CIVs totaled $210.6 million and $294.9 million as of March 31, 2013 and 2012, respectively. As of March 31, 2013 and 2012, we held equity investments in the CIVs of $39.1 million and $38.9 million, respectively. Fluctuations in the market value of investments of CIVs in excess of our equity investment will not impact Net Income (Loss) Attributable to Legg Mason, Inc. However, it may have an impact on other non-operating income (expense) of CIVs with a corresponding offset in Net income (loss) attributable to non-controlling interests.

Valuation of trading and non-trading investments is described below within Critical Accounting Policies under the heading "Valuation of Financial Instruments." See Notes 1 and 14 of Notes to Consolidated Financial Statements for further discussion of derivatives.

The following is a summary of the effect of a 10% increase or decrease in the market values of our financial instruments subject to market valuation risks at March 31, 2013:

	Carrying Value	Fair Value Assuming a 10% Increase[1]	Fair Value Assuming a 10% Decrease[1]
Investment securities, excluding CIVs:			
Trading investments relating to long-term incentive compensation plans	$ 86,583	$ 95,241	$ 77,925
Trading proprietary fund products and other investments	228,156	250,972	205,340
Equity method investments relating to long-term incentive compensation plans, proprietary fund products and other investments	56,341	61,975	50,707
Total current investments, excluding CIVs	371,080	408,188	333,972
Investments in CIVs	39,056	42,962	35,150
Available-for-sale investments	12,400	13,640	11,160
Investments in partnerships, LLCs and other	31,143	34,257	28,029
Equity method investments in partnerships and LLCs	68,780	75,658	61,902
Other investments	99	109	89
Total investments subject to market risk	$522,558	$574,814	$470,302

(1) Gains and losses related to certain investments in deferred compensation plans and proprietary fund products are directly offset by a corresponding adjustment to compensation expense and related liability. In addition, investments in proprietary fund products of approximately $71.9 million have been economically hedged to limit market risk. As a result, a 10% increase or decrease in the unrealized market value of our financial instruments subject to market valuation risks would result in a $33.1 million increase or decrease in our pre-tax earnings as of March 31, 2013.

Also, as of March 31, 2013 and 2012, cash and cash equivalents included $485.8 million and $893.7 million, respectively, of money market funds.

Foreign Exchange Sensitivity

We operate primarily in the United States, but provide services, earn revenues and incur expenses outside the United States. Accordingly, fluctuations in foreign exchange rates for currencies, principally in the United Kingdom, Brazil, Japan, Canada, Singapore, Australia, and those denominated in the euro, may impact our comprehensive income (loss) and net income (loss). Certain of our affiliates have entered into forward contracts to manage the impact of fluctuations in foreign exchange rates on their results of operations. We do not expect foreign currency fluctuations to have a material effect on our net income (loss) or liquidity.

Interest Rate Risk

Exposure to interest rate changes on our outstanding debt is partially mitigated as our $650 million of 5.5% senior notes are at fixed interest rates. At March 31, 2013, approximately $500 million of our outstanding floating rate debt is subject to fluctuations in interest rates and will have an impact on our non-operating income (loss) and net income (loss). As of March 31, 2013, we estimate that a 1% change in interest rates would result in a net annual change to interest expense of $5 million. See Note 6 of Notes to Consolidated Financial Statements for additional disclosures regarding debt.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting policies are an integral part of the preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America. Understanding these policies, therefore, is a key factor in understanding our reported results of operations and financial position. See Note 1 of Notes to Consolidated Financial Statements for a discussion of our significant accounting policies and other information. Certain critical accounting policies require us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Due to their nature, estimates involve judgment based upon available information. Therefore, actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements.

We consider the following to be our critical accounting policies that involve significant estimates or judgments.

Consolidation

Effective April 1, 2010, we adopted revised accounting guidance, Accounting Standards Codification ("ASC") Topic 810, "Consolidation," (Statement of Financial Accounting Standards No. 167, "Amendments to Financial Accounting Standards Board Interpretation No. 46(R)") ("SFAS No. 167"), relating to the consolidation of variable interest entities ("VIEs") which includes a new approach for determining who should consolidate a VIE, changes to when it is necessary to reassess who should consolidate a VIE, and changes in the assessment of which entities are VIEs. The application of the revised accounting guidance has been deferred for certain investment funds, including money market funds. Investment funds that qualify for the deferral continue to be assessed for consolidation under prior guidance, Financial Accounting Standards Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" ("FIN 46(R)").

In the normal course of our business, we sponsor and are the manager of various types of investment vehicles. Certain of these investment vehicles are considered to be VIEs while others are considered to be voting rights entities ("VREs") subject to traditional consolidation concepts based on ownership rights. For our services, we are entitled to receive management fees and may be eligible, under certain circumstances, to receive additional subordinate management fees or other incentive fees. Our exposure to risk in these entities is generally limited to any equity investment we have made or are required to make and any earned but uncollected management fees. Uncollected management fees from these VIEs were not material at March 31, 2013. We have not issued any investment performance guarantees to these VIEs, VREs or their investors. Investment vehicles that are considered VREs are consolidated if we have a controlling financial interest in the investment vehicle, absent substantive investor rights to replace the manager of the entity (kick-out rights).

Financial Accounting Standards Board Interpretation No. 46(R) (Accounting Standards Update 2010-10, "Amendments to Statement 167 for Certain Investment Funds")

For most sponsored investment funds, including money market funds, we determine whether we are the primary beneficiary of a VIE if we absorb a majority of the VIE's expected losses, or receive a majority of the VIE's expected residual returns, if any. Our determination of expected residual returns excludes gross fees paid to a decision maker if certain criteria are met. In determining whether we are the primary beneficiary of a VIE, we consider both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned and paid to us, related party ownership, guarantees and implied relationships. In determining the primary beneficiary, we must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows, and credit and interest rate risks. In determining whether a VIE is significant for disclosure purposes, we consider the same factors used for determination of the primary beneficiary.

Statement of Financial Accounting Standards No. 167 (Accounting Standards Codification Topic 810, "Consolidation")

We sponsor and are the manager for collateralized debt obligation entities ("CDOs") and CLOs that do not qualify for the deferral, and are assessed under the revised accounting guidance, as follows. We determine whether we have a variable interest in a VIE by considering if, among other things, we have the obligation to absorb losses, or the right to receive benefits, that are expected to be significant to the VIE. We consider the management fee structure, including the seniority level of our fees, the current and expected economic performance of the entity, as well as other provisions included in the governing documents that might restrict or guarantee an expected loss or residual return. If we have a significant variable interest, we determine whether we are the primary beneficiary of the VIE if we have both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses, or the right to receive benefits, that potentially could be significant to the VIE.

In evaluating whether we have the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE, we consider factors regarding the design, terms, and characteristics of the investment vehicles, including the following qualitative factors: if we have involvement with the investment vehicle beyond providing management services; if we hold equity or debt interests in the investment vehicle; if we have transferred any assets to the investment vehicle; if the potential aggregate fees in future periods are insignificant relative to the potential cash flows of the investment vehicle; and if the variability of the expected fees in relation to the potential cash flows of the investment vehicle is more than insignificant.

Legg Mason must consolidate any VIE for which it is deemed to be the primary beneficiary.

See Note 17 of Notes to Consolidated Financial Statements for additional discussion of CIVs and other VIEs.

Revenue Recognition

The vast majority of our revenues are calculated as a percentage of the fair value of our AUM. The underlying securities within the portfolios we manage, which are not reflected within our consolidated financial statements, are generally valued as follows: (i) with respect to securities for which market quotations are readily available, the market value of such securities; and (ii) with respect to other securities and assets, fair value as determined in good faith.

For most of our mutual funds and other pooled products, their boards of directors or similar bodies are responsible for establishing policies and procedures related to the pricing of securities. Each board of directors generally delegates the execution of the various functions related to pricing to a fund valuation committee which, in turn, may rely on information from various parties in pricing securities such as independent pricing services, the fund accounting agent, the fund manager, broker-dealers, and others (or a combination thereof). The funds have controls reasonably designed to ensure that the prices assigned to securities they hold are accurate. Management has established policies to ensure consistency in the application of revenue recognition.

As manager and advisor for separate accounts, we are generally responsible for the pricing of securities held in client accounts (or may share this responsibility with others) and have established policies to govern valuation processes similar to those discussed above for mutual funds that are reasonably designed to ensure consistency in the application of revenue recognition. Management relies extensively on the data provided by independent pricing services and the custodians in the pricing of separate account AUM. Separate account customers typically select the custodian.

Valuation processes for AUM are dependent on the nature of the assets and any contractual provisions with our clients. Equity securities under management for which market quotations are available are usually valued at the last reported sales price or official closing price on the primary market or exchange on which they trade. Debt securities under management are usually valued at bid, or the mean between the last quoted bid and asked prices, provided by independent pricing services that are based on transactions in debt obligations, quotations from bond dealers, market transactions in comparable securities and various other relationships between securities. Short-term debt obligations are generally valued at amortized cost, which is designed to approximate fair value. The vast majority of our AUM is valued based on data from third parties such as independent pricing services, fund accounting agents, custodians and brokers. This varies slightly from time to time based upon the underlying composition of the asset class (equity, fixed income and liquidity) as well as the actual underlying securities in the portfolio within each asset class. Regardless of the valuation process or pricing source, we have established controls reasonably designed to assess the reasonableness of the prices provided. Where market prices are not readily available, or are determined not to reflect fair value, value may be determined in accordance with established valuation procedures based on, among other things, unobservable inputs. Management fees on AUM where fair values are based on unobservable inputs are not material. As of March 31, 2013, equity, fixed income and liquidity AUM values aggregated $161.8 billion, $365.1 billion and $137.7 billion, respectively.

As the vast majority of our AUM is valued by independent pricing services based upon observable market prices or inputs, we believe market risk is the most significant risk underlying the value of our AUM. Economic events and financial market turmoil have increased market price volatility; however, the valuation of the vast majority of the securities held by our funds and in separate accounts continues to be derived from readily available market price quotations. As of March 31, 2013, less than 1% of total AUM is valued based on unobservable inputs.

Valuation of Financial Instruments

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value, except our long-term debt. Trading investments, investment securities and derivative assets and liabilities included in the Consolidated Balance Sheets include forms of financial instruments. Unrealized gains and losses related to these financial instruments are reflected in Net Income (Loss) or Other Comprehensive Income (Loss), depending on the underlying purpose of the instrument.

For equity investments where we do not control the investee, and where we are not the primary beneficiary of a variable interest entity, but can exert significant influence over the financial and operating policies of the investee, we follow the equity method of accounting. The evaluation of whether we exert control or significant influence over the financial and operational policies of an investee requires significant judgment based on the facts and circumstances surrounding each individual investment. Factors considered in these evaluations may include investor voting or other rights, any influence we may have on the governing board of the investee, the legal rights of other investors in the entity pursuant to the fund's operating documents and the relationship between us and other investors in the entity. Substantially all of our equity method investees are investment companies which record their underlying investments at fair value. Therefore, under the equity method of accounting, our share of the investee's underlying net income or loss predominantly represents fair value adjustments in the investments held by the equity method investee. Our share of the investee's net income or loss is based on the most current information available and is recorded as a net gain (loss) on investments within non-operating income (expense).

For investments, we value equity and fixed income securities using closing market prices for listed instruments or broker or dealer price quotations, when available. Fixed income securities may also be valued using valuation models and estimates based on spreads to actively traded benchmark debt instruments with readily available market prices. We evaluate our non-trading Investment securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the adjusted cost of the investment security and its current fair value is recognized as a charge to earnings in the period in which the impairment is determined.

For investments in illiquid or privately-held securities for which market prices or quotations are not readily available, the determination of fair value requires us to estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry. As of March 31, 2013 and 2012, excluding investments in CIVs, we owned approximately $0.1 million and $11.9 million, respectively, of financial investments that were valued on our assumptions or estimates and unobservable inputs.

At March 31, 2013 and 2012, we also have approximately $99.9 million and $204.2 million, respectively, of other investments, such as investment partnerships, that are included in Other noncurrent assets on the Consolidated Balance Sheets, of which approximately $68.8 million and $169.2 million, respectively, are accounted for under the equity method. The remainder is accounted for under the cost method, which considers if factors indicate there may be an impairment in the value of these investments. In addition, as of March 31, 2013 and 2012, we had $56.3 million and $78.3 million, respectively, of equity method investments that are included in Investment securities on the Consolidated Balance Sheets.

The accounting guidance for fair value measurements and disclosures defines fair value and establishes a framework for measuring fair value. The accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

The accounting guidance for fair value measurements establishes a hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Our financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1—Financial instruments for which prices are quoted in active markets, which, for us, include investments in publicly traded mutual funds with quoted market prices and equities listed in active markets.

Level 2—Financial instruments for which prices are quoted for similar assets and liabilities in active markets; prices are quoted for identical or similar assets in inactive markets; or prices are based on observable inputs, other than quoted prices, such as models or other valuation methodologies. For us, this category may include repurchase agreements, fixed income securities and certain proprietary fund products. This category also includes CLO loans and derivative liabilities of a CIV.

Level 3—Financial instruments for which values are based on unobservable inputs, including those for which there is little or no market activity. This category includes investments in partnerships, limited liability companies, private equity funds and CLO debt of a CIV. This category may also include certain proprietary fund products with redemption restrictions.

The valuation of an asset or liability may involve inputs from more than one level of the hierarchy. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Proprietary fund products and certain investments held by CIVs are valued at net asset value ("NAV") determined by the fund administrator. These funds are typically invested in exchange traded investments with observable market prices. Their valuations may be classified as Level 1, Level 2 or Level 3 based on whether the fund is exchange traded, the frequency of the related NAV determinations and the impact of redemption restrictions. For investments in illiquid and privately-held securities (private equity and investment partnerships) for which market prices or quotations may not be readily available, including certain investments held by CIVs, management must estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry to which it applies in order to determine fair value. These valuation processes for illiquid and privately-held securities inherently require management's judgment and are therefore classified in Level 3.

The fair values of CLO loans and bonds are determined based on prices from well-recognized third-party pricing services that utilize available market data and are therefore classified as Level 2. Legg Mason has established controls designed to assess the reasonableness of the prices provided. The fair value of CLO debt is valued using a discounted cash flow methodology. Inputs used to determine the expected cash flows include assumptions about forecasted default and recovery rates that a market participant would use in determining the fair value of the CLO's underlying collateral assets. Given the significance of the unobservable inputs to the fair value measurement, the CLO debt valuation is classified as Level 3.

Exchange traded options are valued using the last sale price or in the absence of a sale, the last offering price. Options traded over the counter are valued using dealer supplied valuations. Options are classified as Level 1. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded and are classified as Level 1. Index and single name credit default swaps and interest rate swaps previously held were valued based on valuations furnished by pricing services and classified as Level 2.

As a practical expedient, we rely on the NAVs of certain investments as their fair value. The NAVs that have been provided by investees are derived from the fair values of the underlying investments as of the reporting date.

As of March 31, 2013, approximately 2% of total assets (10% of financial assets measured at fair value) and 9% of total liabilities meet the definition of Level 3. Excluding the assets and liabilities of CIVs, approximately 1% of total assets (8% of financial assets measured at fair value) and no liabilities meet the definition of Level 3.

Any transfers between categories are measured at the beginning of the period.

See Note 3 of Notes to Consolidated Financial Statements for additional information.

Intangible Assets and Goodwill

Balances as of March 31, 2013, are as follows (in thousands):

Amortizable asset management contracts	$ 22,327
Indefinite-life intangible assets	3,102,435
Trade names	52,800
Goodwill	1,269,165
	$4,446,727

Our identifiable intangible assets consist primarily of asset management contracts, contracts to manage proprietary mutual funds or funds-of-hedge funds, and trade names resulting from acquisitions. Asset management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. Contracts to manage proprietary mutual funds or funds-of-hedge funds are indefinite-life intangible assets because we assume that there is no foreseeable limit on the contract period due to the likelihood of continued renewal at little or no cost. Similarly, trade names are considered indefinite-life intangible assets because they are expected to generate cash flows indefinitely.

In allocating the purchase price of an acquisition to intangible assets, we must determine the fair value of the assets acquired. We determine fair values of intangible assets acquired based upon projected future cash flows, which take into consideration estimates and assumptions including profit margins, growth or attrition rates for acquired contracts based upon historical experience, estimated contract lives, discount rates, projected net client flows and market performance. The determination of estimated contract lives requires judgment based upon historical client turnover and attrition rates and the probability that contracts with termination provisions will be renewed. The discount rate employed is a weighted-average cost of capital that takes into consideration a premium representing the degree of risk inherent in the asset, as more fully described below.

Goodwill represents the residual amount of acquisition cost in excess of identified tangible and intangible assets and assumed liabilities.

Given the relative significance of our intangible assets and goodwill to our consolidated financial statements, on a quarterly basis we consider if triggering events have occurred that may indicate a significant change in fair values. Triggering events may include significant adverse changes in our business, legal or regulatory environment, loss of key personnel, significant business dispositions, or other events, including changes in economic arrangements with our affiliates that will impact future operating results. If a triggering event has occurred, we perform tests, which include critical reviews of all significant assumptions, to determine if any intangible assets or goodwill are impaired. At a minimum, we perform these tests for indefinite-life intangible assets and goodwill annually at December 31.

We performed an impairment test of the Permal funds-of-hedge funds contracts indefinite-life intangible asset as of December 12, 2012, because a modification of our employment contracts and other arrangements with the management of Permal that was completed on that day constituted a triggering event. Our test indicated that the funds-of-hedge funds contracts asset was impaired, thereby triggering impairment tests of our other indefinite-life intangible assets and goodwill. As a result of these impairment tests, updated through our annual test date of December 31, 2012, our Permal funds-of-hedge funds contracts and trade name indefinite-life intangible assets and our domestic mutual fund contracts indefinite-life intangible assets were each determined to be partially impaired, resulting in aggregate pre-tax operating charges of $734 million. Neither goodwill nor any other intangible assets were deemed to be impaired. Details of our intangible assets and goodwill and the related impairment tests follow.

No impairment in the value of amortizable intangible assets was recognized during the year ended March 31, 2013, as our estimates of the related future cash flows exceeded the asset carrying values. We also determined that no triggering events had occurred as of March 31, 2013, therefore, no additional indefinite-life intangible asset and goodwill impairment testing was necessary.

Amortizable Intangible Assets

Intangible assets subject to amortization are considered for impairment at each reporting period using an undiscounted cash flow analysis. Significant assumptions used in assessing the recoverability of management contract intangible assets include projected cash flows generated by the contracts and the remaining lives of the contracts. Projected cash flows are based on fees generated by current AUM for the applicable contracts. Contracts are generally assumed to turnover evenly throughout the life of the intangible asset. The remaining life of the asset is based upon factors such as average client retention and client turnover rates. If the amortization periods are not appropriate, the expected lives are adjusted and the impact on the fair value is assessed. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

The estimated remaining useful lives of amortizable intangible assets currently range from one to six years with a weighted-average life of approximately 2.8 years.

Indefinite-Life Intangible Assets

For intangible assets with lives that are indeterminable or indefinite, fair value is determined from a market participant's perspective based on projected discounted cash flows, taking into account the values market participants would pay in a taxable transaction to acquire the respective assets. We have two primary types of indefinite-life intangible assets: proprietary fund contracts and, to a lesser extent, trade names.

We determine the fair value of our intangible assets based upon discounted projected cash flows, which take into consideration estimates of future fees, profit margins, growth rates, taxes, and discount rates. An asset is determined to be impaired if the current implied fair value is less than the recorded carrying value of the asset. The determination of the fair values of our indefinite-life intangible assets is highly dependent on these estimates and changes in these inputs could result in a material impairment of the related carrying values. If an asset is impaired, the difference between the current implied fair value and the carrying value of the asset reflected on the financial statements is recognized as an expense in the period in which the impairment is determined to exist.

Contracts that are managed and operated as a single unit, such as contracts within the same family of funds, are reviewed in aggregate and are considered interchangeable because investors can transfer between funds with limited restrictions. Similarly, cash flows generated by new funds added to the fund group are included when determining the fair value of the intangible asset.

Projected cash flows are based on annualized cash flows for the applicable contracts projected forward 40 years, assuming annual cash flow growth from estimated net client flows and projected market performance. To estimate the projected cash flows, projected growth rates by affiliate are used to project their assets under management. Cash flow growth rates consider estimates of both AUM flows and market expectations by asset class (equity, fixed income and liquidity) and by investment manager based upon, among other things, historical experience and expectations of future market and investment performance from internal and external sources. Currently, our market growth assumptions are 6% for equity, 3% for fixed income, and 0% for liquidity products, with a general assumption of 2% organic growth for all products, subject to exceptions for organic growth in near-term periods.

The starting point for these assumptions is our corporate planning process that includes three-year AUM projections from the management of each operating affiliate that consider the specific business circumstances of each affiliate, with near-year flow assumptions for certain affiliates adjusted, as appropriate, to reflect a market participant view. Beyond year three, the estimates move towards our general organic growth assumption of 2%, as appropriate for each affiliate and asset class, through year 20. The resulting cash flow growth rate for year 20 is held constant and used to further project cash flows through year 40. Based on projected AUM by affiliate and asset class, affiliate advisory fee rates are applied to determine projected revenues. The domestic mutual fund contracts projected revenues are applied to a weighted-average margin for the applicable affiliates that manage the AUM. Margins are based on arrangements currently in place at each affiliate. Projected operating income is further reduced by an appropriate tax rate to calculate the projected cash flows.

We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources, although our assumptions are subject to change based on fluctuations in our actual results and market conditions. Our assumptions are also subject to change due to, among other factors, poor investment performance by one or more of our advisory affiliates, the withdrawal of AUM by clients, changes in business climate, adverse regulatory actions, or loss of key personnel. We consider these risks in the development of our growth assumptions and discount rates, discussed further below. Further, actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

Our process includes comparison of actual results to prior growth projections. However, differences between actual results and our prior projections are not necessarily indicative of a need to reassess our estimates given that our discounted projected cash flow analyses include projections well beyond three years and variances in the near-years may be offset in subsequent years; fair value assessments are point-in-time; and the consistency of a fair value assessment with other indicators of value that reflect expectations of market participants at that point-in-time is critical evidence of the soundness of the estimate of value. In subsequent periods, we consider the differences in actual results from our prior projections in considering the reasonableness of the growth assumptions used in our current impairment testing.

Discount rates are based on appropriately weighted estimated costs of debt and equity capital using a market participant perspective. We estimate the cost of debt based on published debt rates. We estimate the cost of equity capital based on the Capital Asset Pricing Model, which considers the risk-free interest rate, peer-group betas, and company and equity risk premiums. The equity risk is further adjusted to consider the relative risk associated with each Legg Mason indefinite-life intangible asset and our reporting unit. The discount rates are also calibrated based on an assessment of relevant market values. Continued market uncertainty and the resulting impact on Legg Mason's stock price and our search for a permanent CEO, which was ongoing during our impairment testing process, increase the relative risk associated with all aspects of our business, resulting in higher discount rates in the current year for our evaluation of each of Legg Mason's indefinite-life intangible assets and the reporting unit.

Consistent with standard valuation practices for taxable transactions, the projected discounted cash flow analysis also factors in a tax benefit value. This tax benefit represents the discounted tax savings a third party that purchased an asset on a given valuation date would receive from future tax deductions for the amortization of the purchase price over 15 years.

The Permal funds-of-hedge funds contracts of $626 million account for approximately 20% of our indefinite-life intangible assets. As noted above, the modification of employment contracts and other arrangements with the management of Permal constituted a triggering event as of December 12, 2012. Further, Permal has experienced recent outflows and increased risk associated with its business. The past several years have seen declines in the traditional high net worth client fund-of-hedge funds business, Permal's historical focus, which Permal has offset to some extent with new institutional business. As a result of these factors, actual results generally compare unfavorably to the growth assumptions for the Permal funds-of-hedge funds contracts used in the asset impairment testing at December 31, 2011 and 2010. As a result, in our December 2012 testing, the near-term growth assumptions for these contracts were reduced, which, together with the impact of decreased margins in near-years resulting from the modifications of the employment arrangements, led to decreased projected cash flows from the business. Further, fund-of-hedge fund managers are subject to unique market and regulatory influences, adding additional uncertainty to our estimates.

Based upon our projected discounted cash flow analyses, the carrying value of the Permal funds-of-hedge funds contracts asset exceeded its fair value, resulting in impairment charges of $321 million for the excess. Cash flows on the Permal funds-of-hedge funds contracts are assumed to have an average annual growth rate of approximately 8%. However, given current experience, projected cash flows reflect no net AUM flows trending to moderate inflows in years 1 and 2, respectively. The projected cash flows from the Permal funds-of-hedge funds contracts are discounted at 16.0%, reflecting the Permal and Legg Mason specific factors noted above.

Investment performance, including its expected impact on future asset flows, is a significant factor in our growth projections for the Permal funds-of-hedge funds contracts. Our market performance projections are supported by the fact that Permal's two largest funds that comprise over half of the contracts asset AUM have 10-year average returns exceeding 6%. Our market projections are further supported by industry statistics.

The domestic mutual fund contracts acquired in the Citigroup Asset Management ("CAM") transaction of $2,106 million account for approximately 65% of our indefinite-life intangible assets. As of December 31, 2012, approximately $127 billion of AUM, primarily managed by ClearBridge and Western Asset, are associated with this asset, with approximately 40% in long-term fixed income AUM and 30% in each of equity AUM and liquidity AUM. Although our domestic mutual fund contracts overall have maintained strong recent market performance, previously disclosed uncertainties regarding market conditions and asset flows and more recent assessments of related risk, including risks related to potential regulatory changes in the liquidity business, are reflected in our projected discounted cash flow analyses. As a result of the impact of these factors on our projected discounted cash flow analyses, the related carrying value exceeded its fair value, resulting in an impairment charge of $396 million for the excess. For our impairment test, cash flows from the domestic mutual fund contracts are assumed to have annual growth rates that average approximately 6%, but given current uncertainties, reflect no net AUM flows trending to moderate inflows in years 1 and 2, respectively. Projected cash flows of the domestic mutual fund contracts are discounted at 14.5%, reflecting the business and Legg Mason specific factors noted above.

We believe that investment performance also has a significant influence on our domestic mutual fund contract long-term flows, and that recent improvements in performance will favorably impact our flows, as long as performance is strong. In aggregate, 76% of our domestic mutual fund long-term AUM was in funds that had outpaced their three-year Lipper category average at December 31, 2012, the date through which the testing was completed, which compares to 33% at September 30, 2008. Generally, there tends to be a four to five-year lag before improved investment performance results in increased asset flows.

In addition, we believe a recent reorganization of our distribution platform, which provides an improved focus on the growth of our business, has also favorably impacted our flows. The improvement in investment performance has assisted distribution personnel in selling more products. As a result of improved performance and the reorganization of the distribution platform, our U.S. distribution group had net inflows for the nine months through September 30, 2012, with the quarter ended June 30, 2012 having the highest net inflows since March 2007. Year-to-date results generally compare slightly favorably to the growth assumptions related to the domestic mutual fund contracts asset impairment testing at December 31, 2011. In the past several years, however, such actual to projection comparisons are less favorable, and flows in the last several months have been less consistent and are considered in our current estimates.

Trade names account for 2% of indefinite-life intangible assets and are primarily related to Permal. We tested these intangible assets using assumptions similar to those described above for indefinite-life contracts. The Permal trade name carrying value exceeded its estimated fair value, resulting in a $17 million impairment for the excess. The resulting fair value of the other trade name significantly exceeded the related carrying amount.

Goodwill

Goodwill is evaluated at the reporting unit level and is considered for impairment when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the implied fair value of the reporting unit, we use valuation techniques based on discounted projected cash flows and EBITDA multiples, similar to techniques employed in analyzing the purchase price of an acquisition. In December 2010, we announced a realignment of our executive management team, which during fiscal 2012, resulted in the combination of our Americas and International divisions into one operating segment, Global Asset Management. Internal management reporting has been modified consistent with this realignment such that discrete financial information regularly received by the chief operating decision maker, our Chief Executive Officer, is at the consolidated Global Asset Management business level. As a result, the former Americas and International operating segments are no longer our reporting units, and subsequently, goodwill is recorded and evaluated at one Global Asset Management reporting unit level. Our Global Asset Management reporting unit consists of the operating businesses of our asset management affiliates and our centralized global distribution operations. In our most recent impairment testing process, all consolidated assets and liabilities were allocated to our single Global Asset Management reporting unit, except deferred tax assets arising from net operating losses not related to any assets or liabilities of the reporting unit. Similarly, the projected operating results of the reporting unit include our holding company corporate costs and overhead, including costs associated with executive management, finance, human resources, legal and compliance, internal audit and other central corporate functions.

Goodwill principally originated from the acquisitions of CAM, Permal and Royce. The value of the reporting unit is based in part, on projected consolidated net cash flows, including all cash flows of assets managed in our mutual funds, closed-end funds and other proprietary funds, in addition to separate account assets of our managers.

Significant assumptions used in assessing the implied fair value of the reporting unit under the discounted cash flow method are consistent with the methodology discussed above for indefinite-life intangible assets. Also, at the reporting unit level, future corporate costs are estimated and consolidated with the projected operating results of all our affiliates.

Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows. For the reporting unit discounted projected cash flow analysis, projected cash flows, on an aggregate basis across all asset classes, are assumed to have an average annual growth rate of approximately 8%.

Discount rates are based on appropriately weighted estimated costs of debt using a market participant perspective, also consistent with the methodology discussed above for indefinite-life intangible assets. For our impairment test during the quarter ended December 31, 2012, the projected cash flows were discounted at 15.0% to determine their present value, reflecting the company/asset specific factors noted above.

We also perform a market-based valuation of our reporting unit value, which applies an average of EBITDA multiples paid in change of control transactions for peer companies to our EBITDA. The observed average EBITDA multiple utilized was 9.5x, from ten asset management transactions dated October 2009 through December 2012. The results of our two estimates of value for the reporting unit (the discounted cash flow and EBITDA multiple analyses) are compared and any significant difference is assessed to determine the reasonableness of each value and whether any adjustment to either result is warranted. Once the values are accepted, the appropriately weighted average of the two reporting unit valuations (the discounted cash flow and EBITDA multiple analyses) is used as the implied fair value of our Global Asset Management reporting unit, which at December 31, 2012, exceeds the carrying value by approximately $660 million. Considering the relative merits of the details involved in each valuation process, we used an equal weighting of the two values for the December 2012 testing.

We further assess the accuracy of the reporting unit value determined from these valuation methods by comparing their results to our market capitalization to determine an implied control premium. The reasonableness of this implied control premium is tested by comparing it to control premiums that have been paid in relevant actual change of control transactions, as further discussed below. This assessment provides evidence that our underlying assumptions in our analyses of our reporting unit fair value are reasonable.

In calculating our market capitalization for these purposes, market volatility can have a significant impact on our capitalization, and if appropriate, we may consider the average market prices of our stock for a period of up to two months before the test date to determine market capitalization. A control premium arises from the fact that in an acquisition, there is typically a premium paid over current market prices of publicly traded companies that relates to the ability to control the operations of an acquired company. Further, assessments of control premiums in the asset management industry are difficult because many acquisitions involve privately held companies, or involve only portions of a public company, such that no control premium can be calculated. Asset manager transactions are often valued on EBITDA multiples which, absent unusual circumstances, have generally been consistently priced in a range of 8x to 13x EBITDA over the past several years.

Recent market evidence regarding control premiums suggests values of 11% to 99% as realistic and common, and we believe such premiums to be a reasonable range of estimation for our equity value. Our market evidence is from a published source for the two years ended December 31, 2011 and includes 56 transactions from the banking and finance and brokerage and investment consulting industry groups with an average control premium value of 43%. As noted above, control premium values specific to public asset manager transactions are limited. However, since 2000, 17 public asset manager transactions available to us had control premium values ranging from 20% to 154%, and averaged 55%. We consider the specific circumstances of our company to determine whether there are specific differences for our situation that make these market control premiums not applicable. We also exclude from our consideration outlying values and transactions with known unique circumstances. Based on our analysis and consideration, we believe the implied control premium of 48% determined by our reporting unit value estimation at December 31, 2012, is reasonable in relation to the range of observed relevant market control premium values. Subsequent to our December 31, 2012 analysis, the market price of Legg Mason common stock has appreciated by more than 20% as of March 31, 2013, which would reduce our implied control premium assuming all other values remain constant.

Stock-Based Compensation

Our stock-based compensation plans include stock options, employee stock purchase plans, market-based performance share awards, restricted stock awards and deferred compensation payable in stock. Under our stock compensation plans, we issue equity awards to directors, officers, and key employees.

In accordance with the applicable accounting guidance, compensation expense for the years ended March 31, 2013, 2012 and 2011, includes compensation cost for all non-vested share-based awards at their grant date fair value amortized over the respective vesting periods on the straight-line method. Also, under the accounting guidance, cash flows related to income tax deductions in excess of or less than the stock-based compensation expense are classified as financing cash flows.

We granted 1.0 million, 0.8 million, and 0.7 million stock options in fiscal 2013, 2012 and 2011, respectively. For additional information on share-based compensation, see Note 11 of Notes to Consolidated Financial Statements.

We determine the fair value of each option grant using the Black-Scholes option-pricing model, except for market-based grants, for which we would use a Monte Carlo option-pricing model. Both models require management to develop estimates regarding certain input variables. The inputs for the Black-Scholes model include: stock price on the date of grant, exercise price of the option, dividend yield, volatility, expected life and the risk-free interest rate, all of which except the grant date stock price and the exercise price require estimates or assumptions. We calculate the dividend yield based upon the average of the historical quarterly dividend payments over a term equal to the expected life of the options. We estimate volatility equally weighted between the historical prices of our stock over a period equal to the expected life of the option and the implied volatility of market listed options at the date of grant. The expected life is the estimated length of time an option will be held before it is either exercised or canceled, based upon our historical option exercise experience. The risk-free interest rate is the rate available for zero-coupon U.S. Government issues with a remaining term equal to the expected life of the options being valued. If we used different methods to estimate our variables for the Black-Scholes and Monte Carlo models, or if we used a different type of option-pricing model, the fair value of our option grants might be different.

Income Taxes

We are subject to the income tax laws of the federal, state and local jurisdictions of the U.S. and numerous foreign jurisdictions in which we operate. We file income tax returns representing our filing positions with each jurisdiction. Due to the inherent complexities arising from conducting business and being taxed in a substantial number of jurisdictions, we must make certain estimates and judgments in determining our income tax provision for financial statement purposes.

These estimates and judgments are used in determining the tax basis of assets and liabilities and in the calculation of certain tax assets and liabilities that arise from differences in the timing of revenue and expense recognition for tax and financial statement purposes. Management assesses the likelihood that we will be able to realize our deferred tax assets. If it is more likely than not that the deferred tax asset will not be realized, then a valuation allowance is established with a corresponding increase to deferred tax provision.

Substantially all of our deferred tax assets relate to U.S. and U.K. taxing jurisdictions. As of March 31, 2013, U.S. federal deferred tax assets aggregated $771 million, realization of which is expected to require $4.2 billion of future U.S. earnings, approximately $332 million of which must be in the form of foreign source income. Deferred tax assets generated in U.S. jurisdictions resulting from net operating losses generally expire 20 years after they are generated and those resulting from foreign tax credits generally expire 10 years after they are generated. Based on estimates of future taxable income, using assumptions consistent with those used in our goodwill impairment testing, it is more likely than not that current federal tax benefits relating to net operating losses are realizable and no valuation allowance is necessary at this time. With respect to those resulting from foreign tax credits, it is more likely than not that tax benefits relating to the utilization of $36.3 million foreign tax credits as credits will not be realized and an additional valuation allowance of $17.1 million was recorded in fiscal 2013 with respect thereto. In addition, a valuation allowance was established in prior years for the substantial portion of our deferred tax assets relating to U.K. taxing jurisdictions. While tax planning may enhance our positions, the realization of current tax benefits is not dependent on any significant tax strategies.

As of March 31, 2013, U.S. state deferred tax assets aggregated $173 million. Due to state tax planning which will allow for the utilization of net operating losses generated in certain jurisdictions, we recognized a net valuation allowance release of $2.0 million during fiscal 2013. Due to the uncertainty of future state apportionment factors and future effective state tax rates, the value of state net operating loss benefits ultimately realized may vary.

A net valuation allowance release of $3.5 million in fiscal 2013 primarily related to the full release of the valuation allowance on deferred tax assets related to Australia and Singapore offset by an establishment of a valuation allowance against certain U.K. deferred tax assets. To the extent our analysis of the realization of deferred tax assets relies on deferred tax liabilities, we have considered the timing, nature and jurisdiction of reversals, as well as, future increases relating to the tax amortization of goodwill and indefinite-life intangible assets. In the event we determine all or any portion of our deferred tax assets that are not already subject to a valuation allowance are not realizable, we will be required to establish a valuation allowance by a charge to the income tax provision in the period in which that determination is made. Depending on the facts and circumstances, the charge could be material to our earnings.

The calculation of our tax liabilities involves uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax uncertainties in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due.

RECENT ACCOUNTING DEVELOPMENTS

See discussion of Recent Accounting Developments in Note 1 of Notes to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

We have made in this 2013 Annual Report, and from time to time may otherwise make in our public filings, press releases and statements by our management, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including information relating to anticipated growth in revenues, margins or earnings per share, anticipated changes in our business or in the amount of our client AUM, anticipated future performance of our business, including expected earnings per share in future periods, anticipated future investment performance of our affiliates, our expected future net client cash flows, anticipated expense levels, changes in expenses, the expected effects of acquisitions and expectations regarding financial market conditions. The words or phrases "can be," "may be," "expects," "may affect," "may depend," "believes," "estimate," "project," "anticipate" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and we caution readers that any forward-looking information provided by or on behalf of Legg Mason is not a guarantee of future performance.

Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are beyond our control, including but not limited to those discussed below and those discussed under the heading "Risk Factors" and elsewhere in our Annual Report on Form 10-K and our other public filings, press releases and statements by our management. Due to such risks, uncertainties and other factors, we caution each person receiving such forward-looking information not to place undue reliance on such statements. Further, such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligations to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Our future revenues may fluctuate due to numerous factors, such as: the total value and composition of our AUM; the mix of our AUM among our affiliates; the revenue yield of our AUM; the volatility and general level of securities prices and interest rates; the relative investment performance of company-sponsored investment funds and other asset management products both in absolute terms and relative to competing offerings and market indices; investor sentiment and confidence; general economic conditions; our ability to maintain investment management and administrative fees at current levels; competitive conditions in our business; the ability to attract and retain key personnel and the effects of acquisitions, including prior acquisitions. Our future operating results are also dependent upon the level of operating expenses, which are subject to fluctuation for the following or other reasons: variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors, changes in the percentages of revenues paid as compensation or other reasons; variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred by us to maintain our administrative infrastructure; unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill, to otherwise support investment products or in connection with litigation or regulatory proceedings; and the effects of acquisitions and dispositions.

Our business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements that may have a substantial effect on our business and results of operations.

EFFECTS OF INFLATION

The rate of inflation can directly affect various expenses, including employee compensation, communications and technology and occupancy, which may not be readily recoverable in charges for services provided by us. Further, to the extent inflation adversely affects the securities markets, it may impact revenues and recorded intangible asset and goodwill values. See discussion of "Market Risks—Revenues and Net Income" and "Critical Accounting Policies—Intangible Assets and Goodwill" previously discussed.

Report of Management on Internal Control over Financial Reporting

The management of Legg Mason, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting.

Legg Mason's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Legg Mason's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Legg Mason; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of Legg Mason are being made only in accordance with authorizations of management and directors of Legg Mason; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Legg Mason's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2013, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.* Based on that assessment, management concluded that, as of March 31, 2013, Legg Mason's internal control over financial reporting is effective based on the criteria established in the COSO framework.

The effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2013, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein, which expresses an unqualified opinion on the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2013.



Joseph A. Sullivan
President, Chief Executive Officer and Director



Peter H. Nachtwey
Senior Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Legg Mason, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Legg Mason, Inc. and its subsidiaries ("the Company") at March 31, 2013 and March 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 24, 2013

Consolidated Balance Sheets

(Dollars in thousands)

	March 31, 2013	March 31, 2012
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 933,036**	$1,382,263
Cash and cash equivalents of consolidated investment vehicles	**46,541**	26,139
Restricted cash	**8,812**	2,167
Receivables:		
Investment advisory and related fees	**350,726**	333,777
Other	**72,392**	100,060
Investment securities	**371,080**	412,119
Investment securities of consolidated investment vehicles	**24,792**	31,575
Deferred income taxes	**85,257**	117,391
Other	**48,239**	51,977
Other assets of consolidated investment vehicles	**1,987**	326
Total Current Assets	**1,942,862**	2,457,794
Fixed assets, net	**201,819**	239,411
Intangible assets, net	**3,177,562**	3,856,866
Goodwill	**1,269,165**	1,275,045
Investments of consolidated investment vehicles	**210,553**	294,853
Deferred income taxes	**279,361**	142,706
Other	**187,274**	287,653
Other assets of consolidated investment vehicles	**1,064**	1,419
Total Assets	**$7,269,660**	$8,555,747
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accrued compensation	**$ 351,965**	$ 409,759
Accounts payable and accrued expenses	**214,803**	195,808
Short-term borrowings	**—**	250,000
Current portion of long-term debt	**50,438**	1,278
Other	**74,940**	114,840
Other current liabilities of consolidated investment vehicles	**10,320**	4,097
Total Current Liabilities	**702,466**	975,782
Deferred compensation	**56,809**	57,339
Deferred income taxes	**161,298**	242,567
Other	**204,446**	167,544
Other liabilities of consolidated investment vehicles	**2,930**	3,872
Long-term debt	**1,094,516**	1,135,614
Long-term debt of consolidated investment vehicles	**207,835**	271,707
Total Liabilities	**2,430,300**	2,854,425
Commitments and Contingencies (Note 8)		
Redeemable Noncontrolling Interests	**21,009**	24,031
Stockholders' Equity		
Common stock, par value $.10; authorized 500,000,000 shares; issued 125,341,361 shares in 2013 and 139,874,034 shares in 2012	**12,534**	13,987
Additional paid-in capital	**3,449,190**	3,864,216
Employee stock trust	**(32,623)**	(32,419)
Deferred compensation employee stock trust	**32,623**	32,419
Retained earnings	**1,304,259**	1,715,395
Appropriated retained earnings for consolidated investment vehicle	**4,829**	12,221
Accumulated other comprehensive income, net	**47,539**	71,472
Total Stockholders' Equity	**4,818,351**	5,677,291
Total Liabilities and Stockholders' Equity	**$7,269,660**	$8,555,747

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income (Loss)

(Dollars in thousands, except per share amounts)

	Years Ended March 31,		
	2013	2012	2011
OPERATING REVENUES			
Investment advisory fees:			
Separate accounts	**$ 730,326**	$ 775,534	$ 815,633
Funds	**1,446,066**	1,491,325	1,486,615
Performance fees	**98,568**	49,499	96,661
Distribution and service fees	**330,480**	340,966	379,161
Other	**7,210**	5,250	6,247
Total Operating Revenues	**2,612,650**	2,662,574	2,784,317
OPERATING EXPENSES			
Compensation and benefits	**1,188,470**	1,109,671	1,140,305
Transition-related compensation	**—**	34,638	45,048
Total Compensation and benefits	**1,188,470**	1,144,309	1,185,353
Distribution and servicing	**600,644**	649,739	712,839
Communications and technology	**149,645**	164,712	161,969
Occupancy	**171,941**	154,816	137,861
Amortization of intangible assets	**14,019**	19,574	22,913
Impairment of intangible assets	**734,000**	—	—
Other	**188,430**	190,671	176,574
Total Operating Expenses	**3,047,149**	2,323,821	2,397,509
OPERATING INCOME (LOSS)	**(434,499)**	338,753	386,808
OTHER NON-OPERATING INCOME (EXPENSE)			
Interest income	**7,590**	11,481	9,246
Interest expense	**(62,919)**	(87,584)	(92,157)
Other income (expense), net, including $68,975 debt extinguishment loss in 2013	**(17,958)**	22,097	59,596
Other non-operating income (loss) of consolidated investment vehicles, net	**(2,821)**	18,336	1,704
Total Other Non-Operating Income (Expense)	**(76,108)**	(35,670)	(21,611)
INCOME (LOSS) BEFORE INCOME TAX PROVISION (BENEFIT)	**(510,607)**	303,083	365,197
Income tax provision (benefit)	**(150,859)**	72,052	119,434
NET INCOME (LOSS)	**(359,748)**	231,031	245,763
Less: Net income (loss) attributable to noncontrolling interests	**(6,421)**	10,214	(8,160)
NET INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.	**$ (353,327)**	$ 220,817	$ 253,923
NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO LEGG MASON, INC. COMMON SHAREHOLDERS			
Basic	**$ (2.65)**	$ 1.54	$ 1.63
Diluted	**$ (2.65)**	$ 1.54	$ 1.63

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)

	Years Ended March 31,		
	2013	2012	2011
NET INCOME (LOSS)	**$(359,748)**	$231,031	$245,763
Other comprehensive income (loss):			
Foreign currency translation adjustment	**(23,945)**	(22,098)	35,159
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses), net of tax provision (benefit) of $(1), $132 and $(22), respectively	**(1)**	198	(33)
Reclassification adjustment for losses included in net income (loss)	**13**	11	8
Net unrealized gains (losses) on investment securities	**12**	209	(25)
Total other comprehensive income (loss)	**(23,933)**	(21,889)	35,134
COMPREHENSIVE INCOME (LOSS)	**(383,681)**	209,142	280,897
Less: Comprehensive income (loss) attributable to noncontrolling interests	**(6,421)**	10,214	(8,160)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.	**$(377,260)**	$198,928	$289,057

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)

	Years Ended March 31,		
	2013	2012	2011
COMMON STOCK			
Beginning balance	**$ 13,987**	$ 15,022	$ 16,144
Stock options and other stock-based compensation	**8**	17	64
Deferred compensation employee stock trust	**8**	7	7
Deferred compensation, net	**192**	124	152
Exchangeable shares	**—**	—	110
Equity Units exchanged	**—**	183	—
Employee tax withholdings by net share transactions	**(41)**	(6)	—
Shares repurchased and retired	**(1,620)**	(1,360)	(1,455)
Ending balance	**12,534**	13,987	15,022
SHARES EXCHANGEABLE INTO COMMON STOCK			
Beginning balance	**—**	—	2,760
Exchanges	**—**	—	(2,760)
Ending balance	**—**	—	—
ADDITIONAL PAID-IN CAPITAL			
Beginning balance	**3,864,216**	4,111,095	4,447,612
Stock options and other stock-based compensation	**5,198**	16,508	31,674
Deferred compensation employee stock trust	**1,803**	2,020	2,673
Deferred compensation, net	**44,246**	32,193	34,619
Exchangeable shares	**—**	—	2,650
Equity Units exchanged	**—**	102,831	35,877
Employee tax withholdings by net share transactions	**(11,303)**	(1,525)	—
Shares repurchased and retired	**(423,855)**	(398,906)	(444,010)
Allocation from 2.5% Convertible Senior Notes repurchase, net of tax	**(31,115)**	—	—
Ending balance	**3,449,190**	3,864,216	4,111,095
EMPLOYEE STOCK TRUST			
Beginning balance	**(32,419)**	(34,466)	(33,095)
Shares issued to plans	**(1,811)**	(2,027)	(2,136)
Distributions and forfeitures	**1,607**	4,074	765
Ending balance	**(32,623)**	(32,419)	(34,466)
DEFERRED COMPENSATION EMPLOYEE STOCK TRUST			
Beginning balance	**32,419**	34,466	33,095
Shares issued to plans	**1,811**	2,027	2,136
Distributions and forfeitures	**(1,607)**	(4,074)	(765)
Ending balance	**32,623**	32,419	34,466
RETAINED EARNINGS			
Beginning balance	**1,715,395**	1,539,984	1,316,981
Net income (loss) attributable to Legg Mason, Inc.	**(353,327)**	220,817	253,923
Dividends declared	**(57,809)**	(45,406)	(30,920)
Ending balance	**1,304,259**	1,715,395	1,539,984
APPROPRIATED RETAINED EARNINGS FOR CONSOLIDATED INVESTMENT VEHICLE			
Beginning balance	**12,221**	10,922	—
Cumulative effect of change in accounting principle	**—**	—	24,666
Net income (loss) reclassified to appropriated retained earnings	**(7,392)**	1,299	(13,744)
Ending balance	**4,829**	12,221	10,922
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET			
Beginning balance	**71,472**	93,361	58,227
Net unrealized holding gains (losses) on investment securities	**12**	209	(25)
Foreign currency translation adjustment	**(23,945)**	(22,098)	35,159
Ending balance	**47,539**	71,472	93,361
TOTAL STOCKHOLDERS' EQUITY	**$4,818,351**	$5,677,291	$5,770,384

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Years Ended March 31,		
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income (Loss)	**$ (359,748)**	$ 231,031	$ 245,763
2.5% Convertible Senior Notes:			
Allocation of repurchase payment	**(216,038)**	—	—
Loss on extinguishment	**68,975**	—	—
Adjustments to reconcile Net Income (Loss) to net cash provided by operations:			
Impairment of intangible assets	**734,000**	—	—
Depreciation and amortization	**87,848**	93,795	102,748
Imputed interest for 2.5% Convertible Senior Notes	**5,839**	39,077	36,688
Accretion and amortization of securities discounts and premiums, net	**3,295**	4,552	4,539
Stock-based compensation	**58,983**	48,735	56,245
Net gains on investments	**(43,684)**	(1,714)	(58,851)
Net losses (gains) of consolidated investment vehicles	**5,358**	(6,711)	3,959
Deferred income taxes	**(157,355)**	49,192	80,272
Other	**1,725**	(12,191)	5,393
Decrease (increase) in assets:			
Investment advisory and related fees receivable	**(11,045)**	31,790	(13,794)
Net sales (purchases) of trading and other current investments	**189,347**	(40,020)	(55,540)
Other receivables	**(9,712)**	1,432	1,962
Other assets	**(1,605)**	1,810	(20,923)
Other assets of consolidated investment vehicles	**(14,378)**	53,720	25,880
Increase (decrease) in liabilities:			
Accrued compensation	**(54,964)**	42,763	75,970
Deferred compensation	**(530)**	(35,148)	(44,825)
Accounts payable and accrued expenses	**8,690**	(11,147)	(251)
Other liabilities	**3,112**	28,135	(49,954)
Other liabilities of consolidated investment vehicles	**5,219**	(22,332)	16,859
CASH PROVIDED BY OPERATING ACTIVITIES	**303,332**	496,769	412,140
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for fixed assets	**(38,351)**	(31,822)	(32,904)
Business acquisition, net of cash acquired	**(55,277)**	—	—
Proceeds from sale of assets	**—**	3,060	—
Change in restricted cash	**(7,245)**	11,221	—
Purchases of investment securities	**(5,787)**	(6,493)	(8,430)
Proceeds from sales and maturities of investment securities	**5,272**	6,197	9,077
Purchases of investments by consolidated investment vehicles	**(98,374)**	(141,727)	(173,261)
Proceeds from sales and maturities of investments by consolidated investment vehicles	**188,739**	161,894	161,047
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**$ (11,023)**	$ 2,330	$ (44,471)

Consolidated Statements of Cash Flows (continued)

(Dollars in thousands)

	Years Ended March 31,		
	2013	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of short-term borrowings	**$ (250,000)**	$ —	$ —
Third-party distribution financing, net	**—**	—	(1,639)
Repayment of 2.5% Convertible Senior Notes, net of operating allocation	**(1,040,212)**	(1,014)	(3,515)
Repayment of long-term debt	**(9,006)**	—	—
Repayment of long-term debt of consolidated investment vehicles	**(75,561)**	—	—
Proceeds from issuance of long-term debt	**1,143,246**	—	—
Debt issuance costs	**(10,289)**	—	—
Issuance of common stock	**1,986**	4,538	14,440
Repurchase of common stock, including net shares	**(436,818)**	(401,797)	(445,465)
Dividends paid	**(55,250)**	(43,602)	(26,813)
Net repayments of consolidated investment vehicles	**—**	(18,309)	(7,025)
Net (redemptions/distributions paid to)/subscriptions received from noncontrolling interest holders	**(3,993)**	(21,596)	1,551
CASH USED IN FINANCING ACTIVITIES	**(735,897)**	(481,780)	(468,466)
EFFECT OF EXCHANGE RATES ON CASH	**(5,639)**	(10,974)	10,827
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(449,227)**	6,345	(89,970)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,382,263**	1,375,918	1,465,888
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 933,036**	$1,382,263	$1,375,918
SUPPLEMENTAL DISCLOSURE			
Cash paid for:			
Income taxes, net of refunds of $(2,313), $(12,034), and $(12,090), respectively	**$ 32,318**	$ 24,552	$ 39,524
Interest	**40,262**	41,039	46,620

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per share amounts or unless otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Legg Mason, Inc. ("Parent") and its subsidiaries (collectively, "Legg Mason") are principally engaged in providing asset management and related financial services to individuals, institutions, corporations and municipalities.

The consolidated financial statements include the accounts of the Parent and its subsidiaries in which it has a controlling financial interest. Generally, an entity is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. Legg Mason is also required to consolidate any variable interest entity ("VIE") in which it is considered to be the primary beneficiary. See Note 17 for a further discussion of VIEs. All material intercompany balances and transactions have been eliminated.

Where appropriate, prior years financial statement amounts reflect reclassifications of certain less significant items to conform to the current year presentation.

All references to fiscal 2013, 2012 or 2011, refer to Legg Mason's fiscal year ended March 31 of that year.

Use of Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including revenue recognition, valuation of financial instruments, intangible assets and goodwill, stock-based compensation, income taxes, and consolidation. Management believes that the estimates used are reasonable, although actual amounts could differ from the estimates and the differences could have a material impact on the consolidated financial statements.

Consolidation

Legg Mason applies Accounting Standards Codification ("ASC") Topic 810, "Consolidation," (Statement of Financial Accounting Standards No. 167, "Amendments to Financial Accounting Standards Board Interpretation No. 46(R)") ("SFAS No. 167"), relating to the consolidation of VIEs, which includes guidance for determining who should consolidate a VIE, when it is necessary to reassess who should consolidate a VIE, and for the assessment of which entities are VIEs. However, certain investment funds, including money market funds, qualify for a deferral of the application of SFAS No. 167 and continue to be assessed for consolidation under prior guidance, ASC Topic 810, "Consolidation," (Financial Accounting Standards Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51") ("FIN 46(R)").

In the normal course of its business, Legg Mason sponsors and is the manager of various types of investment vehicles. Certain of these investment vehicles are considered to be VIEs while others are considered to be voting rights entities ("VREs") subject to traditional consolidation concepts based on ownership rights. For its services, Legg Mason is entitled to receive management fees and may be eligible, under certain circumstances, to receive additional subordinate management fees or other incentive fees. Legg Mason did not sell or transfer assets to any of the VIEs or VREs. Legg Mason's exposure to risk in these entities is generally limited to any equity investment it has made or is required to make and any earned but uncollected management fees. Uncollected management fees from these VIEs were not material at March 31, 2013 and 2012. Legg Mason has not issued any investment performance guarantees to these VIEs, VREs or their investors. Investment vehicles that are considered VREs are consolidated if Legg Mason has a controlling financial interest in the investment vehicle, absent substantive investor rights to replace the manager of the entity (kick-out rights).

Financial Accounting Standards Board Interpretation No. 46(R) (Accounting Standards Update 2010-10, "Amendments to Statement 167 for Certain Investment Funds")

For most sponsored investment funds, including money market funds, which qualify for the deferral of the revised accounting guidance, Legg Mason determines it is the primary beneficiary of a VIE if it absorbs a majority of the VIE's expected losses, or receives a majority of the VIE's expected residual returns, if any. Legg Mason's determination of expected residual returns excludes gross fees paid to a decision maker. It is unlikely that Legg Mason will be the primary beneficiary for VIEs created to manage assets for clients which qualify for the deferral unless Legg Mason's ownership interest in the VIE, including interests of related parties, is substantial, unless Legg Mason may earn significant performance fees from the VIE or unless Legg Mason is considered to have a material implied variable interest. In determining whether it is the primary beneficiary of a VIE which qualifies for the deferral, Legg Mason considers both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned and paid to Legg Mason, related party ownership, guarantees and implied relationships. In determining the primary beneficiary, Legg Mason must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows, and credit and interest rate risks. In determining whether a VIE is significant for disclosure purposes, Legg Mason considers the same factors used for determination of the primary beneficiary.

Statement of Financial Accounting Standards No. 167 (Accounting Standards Codification Topic 810, "Consolidation")

Legg Mason sponsors and is the manager for collateralized debt obligation entities ("CDOs") and collateralized loan obligations ("CLOs") that do not qualify for the deferral, and are assessed under the revised accounting guidance, as follows. Legg Mason determines whether it has a variable interest in a VIE by considering if, among other things, it has the obligation to absorb losses, or the right to receive benefits, that are expected to be significant to the VIE. Legg Mason also considers the management fee structure, including the seniority level of its fees, the current and expected economic performance of the entity, as well as other provisions included in the governing documents that might restrict or guarantee an expected loss or residual return. If Legg Mason has a significant variable interest, it determines it is the primary beneficiary of the VIE if it has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses, or the right to receive benefits, that potentially could be significant to the VIE.

In evaluating whether it has the obligation to absorb losses, or the right to receive benefits, that potentially could be significant to the VIE, Legg Mason considers factors regarding the design, terms, and characteristics of the investment vehicles, including, but not limited to, the following qualitative factors: if Legg Mason has involvement with the investment vehicle beyond providing management services; if Legg Mason holds equity or debt interests in the investment vehicle; if Legg Mason has transferred any assets to the investment vehicle; if the potential aggregate fees in future periods are insignificant relative to the potential cash flows of the investment vehicle; and if the variability of the expected fees in relation to the potential cash flows of the investment vehicle is more than insignificant.

Under both the revised accounting guidance and prior guidance, Legg Mason must consolidate VIEs for which it is deemed to be the primary beneficiary. As of March 31, 2013 and 2012, Legg Mason's Consolidated Balance Sheets reflect $224,193 and $291,853, respectively, in assets, and $207,835 and $271,707, respectively, in debt issued by a CLO, despite the fact that the assets cannot be used by Legg Mason, nor is Legg Mason obligated for the debt. The consolidation of the CLO had no impact on Net Income Attributable to Legg Mason, Inc.'s common shareholders. See Note 17 for additional information related to the application of the amended VIE consolidation model and the required disclosures.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of 90 days or less.

Restricted Cash

Restricted cash primarily represents long-term escrow deposits and cash collateral required for market hedge arrangements. This cash is not available to Legg Mason for general corporate use.

Financial Instruments

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value, except Legg Mason's long-term debt.

For equity investments where Legg Mason does not control the investee, and where it is not the primary beneficiary of a VIE, but can exert significant influence over the financial and operating policies of the investee, Legg Mason follows the equity method of accounting. The evaluation of whether Legg Mason can exert control or significant influence over the financial and operational policies of an investee requires significant judgment based on the facts and circumstances surrounding each individual investment. Factors considered in these evaluations may include investor voting or other rights, any influence Legg Mason may have on the governing board of the investee, the legal rights of other investors in the entity pursuant to the fund's operating documents and the relationship between Legg Mason and other investors in the entity. Substantially all of Legg Mason's equity method investees are investment companies which record their underlying investments at fair value. Therefore, under the equity method of accounting, Legg Mason's share of the investee's underlying net income or loss predominantly represents fair value adjustments in the investments held by the equity method investee. Legg Mason's share of the investee's net income or loss is based on the most current information available and is recorded as a net gain (loss) on investments within non-operating income (expense). A significant portion of earnings (losses) attributable to Legg Mason's equity method investments has offsetting compensation expense adjustments under revenue sharing agreements and deferred compensation arrangements, therefore, fluctuations in the market value of these investments will not have a material impact on Net Income (Loss) Attributable to Legg Mason, Inc.

Legg Mason also holds debt and marketable equity investments which are classified as available-for-sale, held-to-maturity or trading. Debt and marketable equity securities classified as available-for-sale are reported at fair value and resulting unrealized gains and losses are reflected in stockholders' equity, noncontrolling interests, and comprehensive income (loss), net of applicable income taxes. Debt securities, for which there is positive intent and ability to hold to maturity, are classified as held-to-maturity and are recorded at amortized cost. Amortization of discount or premium is recorded under the interest method and is included in interest income. Certain investment securities, including those held by consolidated investment vehicles ("CIVs"), are classified as trading securities. These investments are recorded at fair value and unrealized gains and losses are included in current period earnings. Realized gains and losses for all investments are included in current period earnings.

Equity and fixed income securities classified as trading or available-for-sale are valued using closing market prices for listed instruments or broker price quotations, when available. Fixed income securities may also be valued using valuation models and estimates based on spreads to actively traded benchmark debt instruments with readily available market prices.

Legg Mason evaluates its non-trading investment securities for "other-than-temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other-than-temporary" impairment is determined to exist, the amount of impairment that relates to credit losses is recognized as a charge to income. As of March 31, 2013, 2012 and 2011, the amount of temporary unrealized losses for investment securities not recognized in income was not material.

For investments in illiquid or privately-held securities for which market prices or quotations may not be readily available, including certain investments held by CIVs, management estimates the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry.

In addition to the financial instruments described above and the derivative instruments and CLO loans, bonds and debt, described below, other financial instruments that are carried at fair value or amounts that approximate fair value include Cash and cash equivalents and Short-term borrowings. The fair values of Long-term debt at March 31, 2013 and 2012, aggregated $1,206,166 and $1,214,245, respectively. The carrying value of the five-year term loan approximates fair value because the debt is a credit facility with a variable interest rate based on a short-term rate. These fair values were estimated using publicly quoted market prices or discounted cash flow analyses, as appropriate, and were classified as Level 2 in the fair value hierarchy as described below.

Derivative Instruments

The fair values of derivative instruments are recorded as assets or liabilities on the Consolidated Balance Sheets. Legg Mason has used foreign exchange forwards and interest rate swaps to hedge the risk of movement in exchange rates or interest rates on financial assets on a limited basis. Also, Legg Mason has used futures contracts on index funds to hedge the market risk of certain seed capital investments. In addition, certain CIVs use derivative instruments. However, there is no risk to Legg Mason in relation to the derivative assets and liabilities of the CIVs in excess of its investment in the funds, if any.

Legg Mason has not designated any financial instruments for hedge accounting, as defined in the accounting literature, during the periods presented. The gains or losses on derivative instruments not designated for hedge accounting are included as Other income (expense) or Other non-operating income (expense) in the Consolidated Statements of Income (Loss), with the exception of gains and losses on derivative instruments of CIVs, which are recorded as Other non-operating income (expense) of consolidated investment vehicles, net, in the Consolidated Statements of Income (Loss).

Fair Value Measurements

Accounting guidance for fair value measurements defines fair value and establishes a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Under accounting guidance, a fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

The objective of fair value accounting measurements is to reflect, at the date of the financial statements, how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) under current market conditions. Specifically, it requires the use of judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This accounting guidance also relates to other-than-temporary impairments and is intended to bring greater consistency to the timing of impairment recognition. It is also intended to provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The guidance also requires timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses.

Fair value accounting guidance also establishes a hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Legg Mason's financial instruments are measured and reported at fair value and are classified and disclosed in one of the following categories:

> Level 1—Financial instruments for which prices are quoted in active markets, which, for Legg Mason, include investments in publicly traded mutual funds with quoted market prices and equities listed in active markets.
>
> Level 2—Financial instruments for which: prices are quoted for similar assets and liabilities in active markets; prices are quoted for identical or similar assets in inactive markets; or prices are based on observable inputs, other than quoted prices, such as models or other valuation methodologies. For Legg Mason, this category may include repurchase agreements, fixed income securities, and certain proprietary fund products. This category also includes CLO loans and derivative liabilities of a CIV.
>
> Level 3—Financial instruments for which values are based on unobservable inputs, including those for which there is little or no market activity. This category includes investments in partnerships, limited liability companies, private equity funds and CLO debt of a CIV. This category may also include certain proprietary fund products with redemption restrictions.

The valuation of an asset or liability may involve inputs from more than one level of the hierarchy. The level in the fair value hierarchy in which a fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Proprietary fund products and certain investments held by CIVs are valued at net asset value ("NAV") determined by the applicable fund administrator. These funds are typically invested in exchange traded investments with observable market prices. Their valuations may be classified as Level 1, Level 2 or Level 3 based on whether the fund is exchange traded, the frequency of the related NAV determinations and the impact of redemption restrictions. For investments in illiquid and privately-held securities (private equity and investment partnerships) for which market prices or quotations may not be readily available, including certain investments held by CIVs, management must estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry to which it applies in order to determine fair value. These valuation processes for illiquid and privately-held securities inherently require management's judgment and are therefore classified in Level 3.

The fair values of CLO loans and bonds are determined based on prices from well-recognized third-party pricing services that utilize available market data and are therefore classified as Level 2. Legg Mason has established controls designed to assess the reasonableness of the prices provided. The fair value of CLO debt is valued using a discounted cash flow methodology. Inputs used to determine the expected cash flows include assumptions about forecasted default and recovery rates that a market participant would use in determining the fair value of the CLO's underlying collateral assets. Given the significance of the unobservable inputs to the fair value measurement, the CLO debt valuation is classified as Level 3.

Exchange traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over the counter are valued using dealer supplied valuations. Options are classified as Level 1. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded and are classified as Level 1.

As a practical expedient, Legg Mason relies on the NAV of certain investments as their fair value. The NAVs that have been provided by investees are derived from the fair values of the underlying investments as of the reporting date.

Any transfers between categories are measured at the beginning of the period.

See Note 3 for additional information regarding fair value measurements.

Fair Value Option

Legg Mason has elected the fair value option for certain eligible assets and liabilities, including corporate loans and debt, of a CLO it is consolidating (see Note 17).

Management believes that the use of the fair value option eliminates certain timing differences and better matches the changes in fair value of assets and liabilities related to the CLO. Unrealized gains and losses on assets and liabilities for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument by instrument basis, must be applied to an entire instrument, and is irrevocable once elected. Assets and liabilities which are measured at fair value pursuant to the fair value option are included in the assets and liabilities of consolidated investment vehicles in the Consolidated Balance Sheets. At this time, the Company has not elected to apply the fair value option to any of its other financial instruments.

Appropriated Retained Earnings

Upon the election of the fair value option for eligible assets and liabilities of the CLO described above, Legg Mason recorded a cumulative effect adjustment to Appropriated retained earnings for consolidated investment vehicle on the Consolidated Balance Sheets equal to the difference between the fair values of the CLO's assets and liabilities. This difference is recorded as "Appropriated retained earnings" because the investors in the CLO, not Legg Mason shareholders, will ultimately realize any benefits or losses associated with the CLO. Changes in the fair values of the CLO assets and liabilities are recorded as Net income (loss) attributable to noncontrolling interests in the Consolidated Statements of Income (Loss) and Appropriated retained earnings for consolidated investment vehicle in the Consolidated Balance Sheets.

Fixed Assets

Fixed assets primarily consist of equipment, software and leasehold improvements. Equipment consists primarily of communications and technology hardware and furniture and fixtures. Software includes both purchased software and internally developed software. Fixed assets are reported at cost, net of accumulated depreciation and amortization. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, generally ranging from three to eight years. Software is amortized over the estimated useful lives of the assets, which are generally three years. Leasehold improvements are amortized or depreciated over the initial term of the lease unless options to extend are likely to be exercised. Maintenance and repair costs are expensed as incurred. Internally developed software is reviewed periodically to determine if there is a change in the useful life, or if an impairment in value may exist. If impairment is deemed to exist, the asset is written down to its fair value or is written off if the asset is determined to no longer have any value.

Intangible Assets and Goodwill

Legg Mason's intangible assets consist principally of asset management contracts, contracts to manage proprietary funds and trade names resulting from acquisitions. Intangible assets are amortized over their estimated useful lives, using the straight-line method, unless the asset is determined to have an indefinite useful life. Asset management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. The value of contracts to manage assets in proprietary funds and the value of trade names are classified as indefinite-life intangible assets. The assignment of indefinite lives to proprietary fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage proprietary funds due to the likelihood of continued renewal at little or no cost. The assignment of indefinite lives to trade names is based on the assumption that they are expected to generate cash flows indefinitely.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Indefinite-life intangible assets and goodwill are not amortized for book purposes. Given the relative significance of intangible assets and goodwill to the Company's consolidated financial statements, on a quarterly basis Legg Mason considers if triggering events have occurred that may indicate that the fair values have declined below their respective carrying amounts. Triggering events may include significant adverse changes in the Company's business, legal or regulatory environment, loss of key personnel, significant business dispositions, or other events, including changes in economic arrangements with our affiliates that will impact future operating results. If a triggering event has occurred, the Company will perform tests, which include critical reviews of all significant assumptions, to determine if any intangible assets or goodwill are impaired. At a minimum, the Company performs these tests annually at December 31, for indefinite-life intangible assets and goodwill, considering factors such as projected cash flows and revenue multiples, to determine whether the value of the assets is impaired and the indefinite-life assumptions are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment is determined. The fair values of intangible assets subject to amortization are reviewed at each reporting period using an undiscounted cash flow analysis. For intangible assets with indefinite lives, fair value is determined from a market participant's perspective based on projected discounted cash flows, which take into consideration estimates of future fees, profit margins, growth rates, taxes, and discount rates. Goodwill is evaluated at the reporting unit level, and is considered for impairment when the carrying value of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the fair value of the reporting unit, Legg Mason uses valuation techniques principally based on discounted projected cash flows and EBITDA multiples, similar to techniques employed in analyzing the purchase price of an acquisition. Goodwill is deemed to be recoverable at the reporting unit level, which is also the operating segment level that Legg Mason defines as the Global Asset Management segment. This results from the fact that the chief operating decision maker, Legg Mason's Chief Executive Officer, regularly receives discrete financial information at the consolidated Global Asset Management business level and does not regularly receive discrete financial information, such as operating results, at any lower level, such as the asset management affiliate level. Prior to fiscal 2012, Legg Mason's reporting units were its Americas and International divisions. Allocations of goodwill for management restructures, acquisitions and dispositions are based on relative fair values of the respective businesses restructured, added to or sold from the divisions.

See Note 5 for additional information regarding intangible assets and goodwill and Note 16 for additional business segment information.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries that are denominated in non-U.S. dollar functional currencies are translated at exchange rates as of the Consolidated Balance Sheet dates. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in stockholders' equity and comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in Net Income (Loss).

Investment Advisory Fees

Legg Mason earns investment advisory fees on assets in separately managed accounts, investment funds, and other products managed for Legg Mason's clients. These fees are primarily based on predetermined percentages of the market value of the assets under management ("AUM"), are recognized over the period in which services are performed and may be billed in advance of the period earned based on AUM at the beginning of the billing period in accordance with the related advisory contracts. Revenue associated with advance billings is deferred and included in Other (current) liabilities in the Consolidated Balance Sheets and is recognized over the period earned. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks on a relative or absolute basis, depending on the product, and are recognized at the end of the performance measurement period. Accordingly, neither advanced billings nor performance fees are subject to reversal. The largest portion of performance fees are earned based on 12-month performance periods that end in differing quarters during the year, with a portion also based on quarterly performance periods. Of Legg Mason's total AUM at each period ended as of March 31, 2013, 2012 and 2011, approximately 6% was in accounts that were eligible to earn performance fees.

Legg Mason has responsibility for the valuation of AUM, substantially all of which is based on observable market data from independent pricing services, fund accounting agents, custodians or brokers.

Distribution and Service Fees Revenue and Expense

Distribution and service fees represent fees earned from funds to reimburse the distributor for the costs of marketing and selling fund shares and servicing proprietary funds and are generally determined as a percentage of client assets. Reported amounts also include fees earned from providing client or shareholder servicing, including record keeping or administrative services to proprietary funds. Distribution fees earned on company-sponsored investment funds are reported as revenue. When Legg Mason enters into arrangements with broker-dealers or other third parties to sell or market proprietary fund shares, distribution and servicing expense is accrued for the amounts owed to third parties, including finders' fees and referral fees paid to unaffiliated broker-dealers or introducing parties. Distribution and servicing expense also includes payments to third parties for certain shareholder administrative services and sub-advisory fees paid to unaffiliated asset managers.

Deferred Sales Commissions

Commissions paid to financial intermediaries in connection with sales of certain classes of company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding six years, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and service fee revenue when received and a reduction of the unamortized balance of deferred sales commissions, with a corresponding expense.

Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the years ended March 31, 2013, 2012 and 2011, no impairment charges were recorded. Deferred sales commissions, included in Other non-current assets in the Consolidated Balance Sheets, were $8,259 and $9,510 at March 31, 2013 and 2012, respectively.

Income Taxes

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred income tax assets are subject to a valuation allowance if, in management's opinion, it is more likely than not that these benefits will not be realized. Legg Mason's deferred income taxes principally relate to net operating loss and other carryforward benefits, business combinations, amortization of intangible assets and accrued compensation.

Under applicable accounting guidance, a tax benefit should only be recognized if it is more likely than not that the position will be sustained based on its technical merits. A tax position that meets this threshold is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement by the appropriate taxing authority having full knowledge of all relevant information.

The Company's accounting policy is to classify interest related to tax matters as interest expense and related penalties, if any, as other operating expense.

See Note 7 for additional information regarding income taxes.

Loss Contingencies

Legg Mason accrues estimates for loss contingencies related to legal actions, investigations, and proceedings, exclusive of legal fees, when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Stock-Based Compensation

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards, market-based performance shares payable in common stock and deferred compensation payable in stock.

Under its stock compensation plans, Legg Mason issues equity awards to directors, officers, and other key employees.

In accordance with the applicable accounting guidance, compensation expense includes costs for all non-vested share-based awards at their grant date fair value amortized over the respective vesting periods on the straight-line method. Legg Mason determines the fair value of stock options using the Black-Scholes option-pricing model, with the exception of market-based performance grants, which would be valued with a Monte Carlo option-pricing model. See Note 11 for additional information regarding stock-based compensation.

Earnings Per Share

Basic earnings per share attributable to Legg Mason, Inc. common shareholders ("EPS") is calculated by dividing Net Income (Loss) Attributable to Legg Mason, Inc. by the weighted-average number of shares outstanding. The calculation of weighted-average shares includes common shares, shares exchangeable into common stock and certain unvested share-based payment awards that are considered participating securities because they contain nonforfeitable rights to dividends. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares unless they are antidilutive. For periods with a net loss, potential common shares are considered antidilutive. See Note 12 for additional discussion of EPS.

Restructuring Costs

In May 2010, Legg Mason's management committed to a plan to streamline its business model as further described in Note 15. The streamlining initiative was completed as of March 31, 2012. The costs associated with this initiative primarily related to employee termination benefits, incentives to retain employees during the transition period, charges for consolidating leased office space, and contract termination costs. Termination benefits, including severance and retention incentives, were recorded as Transition-related compensation in the Consolidated Statements of Income (Loss). These compensation items required employees to provide future service and were therefore expensed ratably over the required service period. Contract termination and other costs were expensed when incurred.

Capital Plan

In May 2012, Legg Mason implemented a capital plan for the refinancing/restructuring of debt, the completion of the existing share repurchase authorization, and the authorization of further share repurchases. As a result, Net Income (Loss) Attributable to Legg Mason, Inc. for the year ended March 31, 2013, includes a pre-tax loss on debt extinguishment of $68,975 and a net reduction in outstanding debt obligations of $350,000. See Notes 6 and 12 for further details.

employees that will entitle them to participate in 15% of the future growth in value of the Permal business.

Other Developments
On December 12, 2012, the Company modified its employment and other arrangements with the management of its investment management affiliate The Permal Group, Ltd ("Permal"). These modifications included the Company investing in the Permal business in part by sharing certain compensation and other costs that result in lower margins from the business at current revenue levels in exchange for higher margins at significantly increased revenue levels. In addition, the Company and Permal are engaged in implementing a profits interest management equity plan for key

Noncontrolling Interests
Noncontrolling interests related to CIVs are classified as redeemable noncontrolling interests if investors in these funds may request withdrawals at any time. There are no nonredeemable noncontrolling interests as of March 31, 2013, 2012 and 2011. As noted above, Net income (loss) attributable to noncontrolling interests in the Consolidated Statements of Income (Loss) also includes Net income (loss) reclassified to appropriated retained earnings for consolidated investment vehicle in the Consolidated Balance Sheets.

Net income (loss) attributable to noncontrolling interests for the years ended March 31, 2013, 2012 and 2011, included the following amounts:

	2013	2012	2011
Net income attributable to redeemable noncontrolling interests	**$ 971**	$ 8,915	$ 5,584
Net Income (loss) reclassified to appropriated retained earnings for consolidated investment vehicle	**(7,392)**	1,299	(13,744)
Total	**$(6,421)**	$10,214	$ (8,160)

Redeemable noncontrolling interests as of and for the years ended March 31, 2013, 2012 and 2011, included the following amounts:

	2013	2012	2011
Balance, beginning of period	**$24,031**	$ 36,712	$29,577
Net income attributable to redeemable noncontrolling interests	**971**	8,915	5,584
Net (redemptions/distributions paid to)/subscriptions received from noncontrolling interest holders	**(3,993)**	(21,596)	1,551
Balance, end of period	**$21,009**	$ 24,031	$36,712

Recent Accounting Developments
In December 2011, the Financial Accounting Standards Board ("FASB") updated the guidance on disclosures for offsetting assets and liabilities to require both gross and net information about instruments and transactions, including derivatives, repurchase and reverse repurchase and other arrangements that are eligible for offset in the balance sheet. The disclosures will be effective for Legg Mason in fiscal 2014, and are not expected to have a material impact on Legg Mason's consolidated financial statements.

In July 2012, the FASB updated the guidance on the annual indefinite-lived intangible asset tests for impairment. The update permits companies to assess qualitative factors to determine if it is more likely than not that the fair value of the intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the currently required quantitative fair value assessment. This update will be effective for Legg Mason in fiscal 2014. This update is not expected to have a material effect on Legg Mason's recorded indefinite-lived assets, and Legg Mason is still evaluating its adoption.

In January 2013, the FASB updated the guidance on a parent's accounting for a cumulative translation adjustment upon the sale, transfer, or liquidation of a foreign subsidiary entity. The update states that a cumulative translation adjustment should be released into earnings only if an entity ceases to have a controlling financial interest in a foreign subsidiary or a group of assets within a foreign subsidiary, and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. This update will be effective for Legg Mason in fiscal 2014. This update is not expected to have a material effect on Legg Mason's cumulative translation adjustment and Legg Mason is still evaluating the impact of its adoption.

2. ACQUISITIONS

On March 13, 2013, Permal, a wholly-owned subsidiary of Legg Mason, completed the acquisition of all of the outstanding share capital of Fauchier Partners Management, Limited ("Fauchier"), a leading European based manager of funds-of-hedge funds, from BNP Paribas Investment Partners, S.A. in accordance with a Sale and Purchase Agreement ("SPA") entered into in December 2012. This transaction significantly expands Permal's institutional business, creating a global institutional capability across geographies and client profiles. At the time of acquisition Fauchier managed assets of approximately $5,400,000.

The initial purchase price was a cash payment of $63,433, which was funded from existing cash resources. In addition, contingent consideration of up to approximately $23,000 and approximately $30,000, using exchange rates as of March 31, 2013, may be due on the second and fourth anniversaries of closing, respectively, dependent on achieving certain financial targets and subject to a catch up adjustment. The contingent consideration liability established at closing had an acquisition date fair value of $21,566, which represents the present value of the contingent consideration expected to be paid and is included in Other liabilities in the Consolidated Balance Sheet. Any changes in estimates for the fair value of the contingent consideration will be recorded as Other non-operating income (loss) in the Consolidated Statements of Income (Loss).

A summary of the fair values of the assets acquired and liabilities assumed are as follows:

Cash[1]	$ 8,156
Receivables[1]	12,174
Amortizable asset management contracts	2,865
Indefinite-life fund management contracts	65,126
Goodwill[1]	28,983
Other current liabilities, net[1]	(16,667)
Contingent consideration	(21,566)
Deferred tax liability	(15,638)
Total net assets acquired	$ 63,433

(1) Subject to adjustment for amounts ultimately realized, as provided for in the SPA.

The fair value of the amortizable asset management contracts are being amortized over a period of 6 years. None of the acquired intangible assets or goodwill are deductible for local tax purposes.

Management estimated the fair values of the indefinite-life fund management contracts based upon discounted cash flow analyses and the contingent consideration expected to be paid based upon revenue projections, using unobservable market data inputs, which are Level 3 measurements. As is typical with the acquisition of a portion of a business from a larger financial services firm with other related operations, Legg Mason expects some initial contraction in the acquired business. The significant assumptions used in these analyses included projected cash flows, revenues and discount rates, summarized as follows:

	Projected Cash Flow Growth Rates	Discount Rate
Indefinite-life fund management contracts	(35)% to 11% (weighted-average - 6%)	16.0%
	Projected Revenue Growth Rates	**Discount Rate**
Contingent consideration	(23)% to 3% (weighted-average - (6)%)	2.0%

The Company has not presented pro forma combined results of operations for this acquisition because the results of operations as reported in the accompanying Consolidated Statements of Income would not have been materially different. The post-acquisition financial results of Fauchier included in Legg Mason's consolidated financial results for the year ended March 31, 2013 were not significant. Legg Mason incurred acquisition costs of $1,380, which is included in Other operating expenses in the Consolidated Statement of Income (Loss).

3. INVESTMENTS AND FAIR VALUES OF ASSETS AND LIABILITIES

The disclosures below include details of Legg Mason's assets and liabilities that are measured at fair value, excluding the assets and liabilities of CIVs. See Note 17, Variable Interest Entities and Consolidation of Investment Vehicles, for information related to the assets and liabilities of CIVs that are measured at fair value.

Legg Mason has investments in debt and equity securities that are generally classified as trading as described in Note 1. Investments as of March 31, 2013 and 2012, are as follows:

	2013	2012
Investment securities:		
Current investments	**$371,080**	$412,119
Available-for-sale	**12,400**	11,913
Other[1]	**99**	112
Total	**$383,579**	$424,144

(1) Includes investments in private equity securities that do not have readily determinable fair values.

The net unrealized and realized gain (loss) for investment securities classified as trading was $18,260, $(6,063) and $28,355 for fiscal 2013, 2012 and 2011, respectively.

Legg Mason's available-for-sale investments consist of mortgage backed securities, U.S. government and agency securities and equity securities. Gross unrealized gains and (losses) for investments classified as available-for-sale were $230 and $(188), respectively, as of March 31, 2013, and $551 and $(184), respectively, as of March 31, 2012.

Legg Mason uses the specific identification method to determine the cost of a security sold and the amount reclassified from accumulated other comprehensive income into earnings. The proceeds and gross realized gains and losses from sales and maturities of available-for-sale investments are as follows:

	Years Ended March 31,		
	2013	2012	2011
Available-for-sale:			
Proceeds	**$5,272**	$6,197	$4,012
Gross realized gains	**22**	6	7
Gross realized losses	**(43)**	(25)	(19)

Legg Mason had no investments classified as held-to-maturity as of March 31, 2013 and 2012.

The fair values of financial assets and (liabilities) of the Company were determined using the following categories of inputs:

	Quoted Prices in Active Markets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Value as of March 31, 2013**
ASSETS:				
Cash equivalents[1]:				
Money market funds	**$485,776**	**$ —**	**$ —**	**$ 485,776**
Time deposits and other	**—**	**177,471**	**—**	**177,471**
Total cash equivalents	**485,776**	**177,471**	**—**	**663,247**
Current investments:				
Trading investments relating to long-term incentive compensation plans[2]	**86,583**	**—**	**—**	**86,583**
Trading proprietary fund products and other investments[3]	**158,846**	**69,064**	**246**	**228,156**
Equity method investments relating to long-term incentive compensation plans, proprietary fund products and other investments[4][5]	**12,600**	**43,741**	**—**	**56,341**
Total current investments	**258,029**	**112,805**	**246**	**371,080**
Available-for-sale investment securities[6]	**2,034**	**10,354**	**12**	**12,400**
Investments in partnerships, LLCs and other[6]	**761**	**2,620**	**27,762**	**31,143**
Equity method investments in partnerships and LLCs[4][6]	**1,518**	**924**	**66,338**	**68,780**
Derivative assets:				
Currency and market hedges	**1,939**	**—**	**—**	**1,939**
Other investments[6]	**—**	**—**	**99**	**99**
	$750,057	**$304,174**	**$94,457**	**$1,148,688**
LIABILITIES:				
Derivative liabilities:				
Currency and market hedges	**$ (781)**	**$ —**	**$ —**	**$ (781)**

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value as of March 31, 2012
ASSETS:				
Cash equivalents[1]:				
Money market funds	$ 893,738	$ —	$ —	$ 893,738
Time deposits	—	88,289	—	88,289
Total cash equivalents	893,738	88,289	—	982,027
Current investments:				
Trading investments relating to long-term incentive compensation plans[2]	111,257	—	—	111,257
Trading proprietary fund products and other investments[3]	143,002	79,583	—	222,585
Equity method investments relating to long-term incentive compensation plans, proprietary fund products and other investments[4][5]	11,565	54,934	11,778	78,277
Total current investments	265,824	134,517	11,778	412,119
Available-for-sale investment securities[6]	2,091	9,810	12	11,913
Investments in partnerships, LLCs and other[6]	851	5,351	28,763	34,965
Equity method investments in partnerships and LLCs[4][6]	1,415	1,348	166,438	169,201
Derivative assets:				
Currency and market hedges	84	—	—	84
Other investments[6]	—	—	112	112
	$1,164,003	$239,315	$207,103	$1,610,421
LIABILITIES:				
Derivative liabilities:				
Currency and market hedges	$ (886)	$ —	$ —	$ (886)

(1) Cash equivalents include highly liquid investments with original maturities of 90 days or less. Cash investments in actively traded money market funds are measured at NAV and are classified as Level 1. Cash investments in time deposits and other are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization, and are classified as Level 2.
(2) Primarily mutual funds where there is minimal market risk to the Company as any change in value is primarily offset by an adjustment to compensation expense and related deferred compensation liability.
(3) Trading proprietary fund products and other investments primarily represent mutual funds that are invested approximately 49% and 51% in equity and debt securities, respectively, as of March 31, 2013, and were invested approximately 52% and 48% in equity and debt securities, respectively, as of March 31, 2012.
(4) Substantially all of Legg Mason's equity method investments are investment companies which record their underlying investments at fair value. Fair value is measured using Legg Mason's share of the investee's underlying net income or loss, which is predominately representative of fair value adjustments in the investments held by the equity method investee.
(5) Includes investments under the equity method (which approximates fair value) relating to long-term incentive compensation plans of $43,741 and $54,934 as of March 31, 2013 and March 31, 2012, respectively, and proprietary fund products and other investments of $12,600 and $23,343 as of March 31, 2013 and March 31, 2012, respectively, which are classified as Investment securities on the Consolidated Balance Sheets.
(6) Amounts are included in Other non-current assets on the Consolidated Balance Sheets for each of the periods presented.

Substantially all of the above financial instruments where valuation methods rely on other than observable market inputs as a significant input utilize the equity method, the cost method, or NAV practical expedient discussed below, such that measurement uncertainty has little relevance.

The changes in financial assets measured at fair value using significant unobservable inputs (Level 3) for the years ended March 31, 2013 and 2012, are presented in the tables below:

	Value as of March 31, 2012	Purchases	Sales	Redemptions/ Settlements/ Other	Transfers	Realized and Unrealized Gains/ (Losses), Net	**Value as of March 31, 2013**
ASSETS:							
Trading proprietary fund products and other investments	$ —	$ 246	$ —	$ —	$ —	$ —	**$ 246**
Equity method investments in proprietary fund products	11,778	—	—	(11,705)	—	(73)	**—**
Investments in partnerships, LLCs and other	28,763	—	(970)	(1,014)	—	983	**27,762**
Equity method investments in partnerships and LLCs	166,438	2,827	(2,268)	(117,411)	—	16,752	**66,338**
Other investments	124	—	—	—	—	(13)	**111**
	$207,103	$3,073	$(3,238)	$(130,130)	$ —	$17,649	**$94,457**

	Value as of March 31, 2011	Purchases	Sales	Settlements/ Other	Transfers	Realized and Unrealized Gains/ (Losses), Net	Value as of March 31, 2012
ASSETS:							
Trading proprietary fund products and other investments	$ 11,378	$ —	$(11,906)	$ —	$ —	$ 528	$ —
Equity method investments in proprietary fund products	12,167	—	—	—	—	(389)	11,778
Investments in partnerships, LLCs and other	22,167	6,932	—	(578)	—	242	28,763
Equity method investments in partnerships and LLCs	153,931	25,883	(6,387)	(14,168)	—	7,179	166,438
Other investments	282	—	—	(159)	—	1	124
	$199,925	$32,815	$(18,293)	$(14,905)	$ —	$7,561	$207,103

Realized and unrealized gains and losses recorded for Level 3 investments are included in Other Non-Operating Income (Expense) on the Consolidated Statements of Income (Loss). The change in unrealized gains (losses) for Level 3 investments still held at the reporting date was $(1,229) and $5,495 for the years ended March 31, 2013 and 2012, respectively.

There were no significant transfers between Level 1 and Level 2 during the years ended March 31, 2013 and 2012.

As a practical expedient, Legg Mason relies on the NAV of certain investments as their fair value. The NAVs that have been provided by the investees have been derived from the fair values of the underlying investments as of the respective reporting dates. The following table summarizes, as of March 31, 2013, the nature of these investments and any related liquidation restrictions or other factors which may impact the ultimate value realized:

		Fair Value Determined Using NAV		As of March 31, 2013	
Category of Investment	Investment Strategy	**March 31, 2013**	March 31, 2012	**Unfunded Commitments**	**Remaining Term**
Funds-of-hedge funds	Global macro, fixed income, long/short equity, natural resources, systematic, emerging market, European hedge	**$38,811[1]**	$ 51,251[2]	**n/a**	**n/a**
Hedge funds	Fixed income—developed market, event driven, fixed income—hedge, relative value arbitrage, European hedge	**24,716**	25,460	**$20,000**	**n/a**
Private equity funds	Long/short equity	**23,763[3]**	27,927[3]	**5,235**	**Up to 7 years**
Private fund[4]	Fixed income, residential and commercial mortgage-backed securities	**—**	89,323	**n/a**	**n/a**
Other	Various	**2,408**	2,450	**n/a**	**Various[5]**
Total		**$89,698[6]**	$196,411[6]	**$25,235**	

n/a—not applicable
(1) 49% monthly redemption; 51% quarterly redemption, of which 38% is subject to two-year lock-up, which expires in June 2013.
(2) 63% monthly redemption; 37% quarterly redemption, of which 36% is subject to two-year lock-up, which expires in June 2013.
(3) Liquidations are expected over the remaining term.
(4) Legg Mason's investment was fully redeemed in the quarter ended December 31, 2012 upon liquidation of the fund.
(5) Of this balance, 4% has a remaining term of less than one year and 96% has a remaining term of 20 years.
(6) Comprised of approximately 32% and 68% of Level 2 and Level 3 assets, respectively, as of March 31, 2013 and 13% and 87% of Level 2 and Level 3 assets, respectively, as of March 31, 2012.

There are no current plans to sell any of these investments held as of March 31, 2013.

4. FIXED ASSETS

The following table reflects the components of fixed assets as of March 31:

	2013	2012
Equipment	**$ 152,065**	$ 155,173
Software	**227,739**	205,760
Leasehold improvements	**222,260**	242,566
Total cost	**602,064**	603,499
Less: accumulated depreciation and amortization	**(400,245)**	(364,088)
Fixed assets, net	**$ 201,819**	$ 239,411

Depreciation and amortization expense related to fixed assets was $73,829, $74,221 and $79,835 for fiscal 2013, 2012 and 2011, respectively, and includes accelerated depreciation and amortization of $21,020 in fiscal 2013, related to an initiative to reduce space requirements, and $10,256 in fiscal 2012, related to our business streamlining initiative.

5. INTANGIBLE ASSETS AND GOODWILL

Goodwill and indefinite-life intangible assets are not amortized, and the values of identifiable intangible assets are amortized over their useful lives, unless the assets are determined to have indefinite useful lives. Goodwill and indefinite-life intangible assets are analyzed to determine if the fair value of the assets exceeds the book value. Intangible assets subject to amortization are considered for impairment at each reporting period. If the fair value is less than the book value, Legg Mason will record an impairment charge.

The following table reflects the components of intangible assets as of:

	March 31, 2013	March 31, 2012
Amortizable asset management contracts		
Cost	**$ 208,651**	$ 206,411
Accumulated amortization	**(186,324)**	(172,974)
Net	**22,327**	33,437
Indefinite-life intangible assets		
U.S. domestic mutual fund management contracts	**2,106,351**	2,502,351
Permal/Fauchier funds-of-hedge fund management contracts	**692,133**	947,000
Other fund management contracts	**303,951**	304,278
Trade names	**52,800**	69,800
	3,155,235	3,823,429
Intangible assets, net	**$3,177,562**	$3,856,866

As part of Legg Mason's annual impairment testing process, and considering aspects of the modifications to Permal compensation and other related arrangements discussed in Note 1, on December 12, 2012, and as updated through December 31, 2012, the Company concluded that the carrying value of two significant indefinite-life fund management contract intangible assets and a trade name asset exceeded their respective fair values, and the assets were impaired by an aggregate amount of $734,000. The impairment charges resulted from a number of trends and factors, including (i) a decrease in near-term margin projections; (ii) an increase in the rate used to discount projected future cash flows primarily due to company specific factors including continued market and regulatory influences, continued stock price uncertainty and the search for a permanent Chief Executive Officer, which was ongoing during the impairment testing process; (iii) recent outflows and related reductions in assets under management; and (iv) a reduction in near-term projected growth rates. These changes resulted in a reduction of the projected cash flows and Legg Mason's overall assessment of fair value of the assets, such that the domestic mutual fund management contracts asset, Permal funds-of-hedge fund management contracts asset, and Permal trade name declined below their carrying values, and accordingly were impaired by $396,000, $321,000, and $17,000, respectively.

Management estimated the fair values of these assets based upon discounted cash flow analyses using unobservable market data inputs, which are Level 3 measurements. The significant assumptions used in these cash flow analyses included projected cash flows and discount rates, summarized as follows:

	Projected Cash Flow Growth Rates		
	Range	Weighted-Average	Discount Rates
Domestic mutual funds contracts asset	3% to 9%	6%	14.5%
Permal funds-of-hedge funds contracts and trade name assets	(1)% to 17%	8%	16.0%

Projected cash flow growth rates for these assets are most dependent on product investment performance, client AUM flows, and market conditions. Discount rates are influenced by changes in market conditions, as well as interest rates and other factors. Decreases in the projected cash flow growth rates and/or increases in the discount rates could result in lower fair value measurements and potential additional impairments that could be material.

There were no impairments to other indefinite-life intangible assets, amortizable management contracts intangible assets, or goodwill, as of December 31, 2012. Legg Mason also determined that no triggering events occurred as of March 31, 2013 that would require further impairment testing.

Changes in indefinite-life intangible assets, other than the impairments noted above and the Fauchier business acquisition further discussed in Note 2, relate to the impact of foreign currency translation.

As of March 31, 2013, amortizable asset management contracts are being amortized over a weighted-average remaining life of 2.8 years.

Estimated amortization expense for each of the next five fiscal years is as follows:

2014	$12,320
2015	3,405
2016	3,148
2017	2,484
2018	485
Thereafter	485
Total	$22,327

The change in the carrying value of goodwill is summarized below:

	Gross Book Value	Accumulated Impairment	Net Book Value
Balance as of March 31, 2011	$2,473,552	$(1,161,900)	$1,311,652
Impact of excess tax basis amortization	(21,694)	—	(21,694)
Other, including changes in foreign exchange rates	(14,913)	—	(14,913)
Balance as of March 31, 2012	$2,436,945	$(1,161,900)	$1,275,045
Impact of excess tax basis amortization	(21,573)	—	(21,573)
Business acquisition (see Note 2)	28,983	—	28,983
Other, including changes in foreign exchange rates	(13,290)	—	(13,290)
Balance as of March 31, 2013	**$2,431,065**	**$(1,161,900)**	**$1,269,165**

Legg Mason also recognizes the tax benefit of the amortization of excess tax basis related to the Citigroup Asset Management ("CAM") acquisition. In accordance with accounting guidance for income taxes, the tax benefit is recorded as a reduction of goodwill and deferred tax liabilities as the benefit is realized.

6. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The disclosures below include details of Legg Mason's debt, excluding the debt of CIVs. See Note 17, Variable Interest Entities and Consolidation of Investment Vehicles, for information related to the debt of CIVs.

The accreted value of long-term debt consists of the following:

	March 31, 2013			March 31, 2012
	Current Accreted Value	**Unamortized Discount**	**Maturity Amount**	Accreted Value
5.5% senior notes	**$ 644,077**	**$5,923**	**$ 650,000**	$ —
Five-year amortizing term loan	**500,000**	**—**	**500,000**	—
Other term loans	**877**	**—**	**877**	9,883
2.5% convertible senior notes	**—**	**—**	**—**	1,127,009
Subtotal	**1,144,954**	**5,923**	**1,150,877**	1,136,892
Less: current portion	**50,438**	**—**	**50,438**	1,278
Total	**$1,094,516**	**$5,923**	**$1,100,439**	$1,135,614

In January 2008, Legg Mason sold $1,250,000 of 2.5% Convertible Senior Notes (the "Notes") due 2015. In May 2012, Legg Mason announced a capital plan that included the refinancing of the Notes, as further discussed below. The refinancing was effected through the issuance of $650,000 of 5.5% senior notes, the net proceeds of which, together with cash on hand and $250,000 of additional borrowing under a then existing revolving credit facility, were used to repurchase the entire $1,250,000 face amount of the Notes.

Also, pursuant to the capital plan, in June 2012, Legg Mason entered into an unsecured credit agreement which provides for an undrawn $500,000 revolving credit facility and a $500,000 term loan, also further discussed below. The proceeds of the term loan were used to repay the $500,000 of outstanding borrowings under the previous revolving credit facility, which was then terminated. As of March 31, 2012, there was $250,000 outstanding under the previous revolving credit facility, which had a then effective interest rate of 2.9%.

The $500,000 revolving credit facility may be increased by an aggregate amount of up to $250,000, subject to the approval of the lenders, and expires in June 2017. The revolving credit facility has an interest rate of LIBOR plus 150 basis points and an annual commitment fee of 20 basis points. The interest rate may change in the future based on changes in Legg Mason's credit ratings. This revolving credit facility is available to fund working capital needs and for general corporate purposes. There were no borrowings outstanding under this facility as of March 31, 2013.

The revolving credit facility and term loan have standard financial covenants, including a maximum net debt to EBITDA ratio (as defined in the documents) of 2.5 to 1 and minimum EBITDA to interest ratio (as defined in the documents) of 4.0 to 1. As of March 31, 2013, Legg Mason's net debt to EBITDA ratio was 1.4 to 1 and EBITDA to interest expense ratio was 11.6 to 1, and therefore, Legg Mason has maintained compliance with the applicable covenants.

Five-Year Amortizing Term Loan

The $500,000 term loan entered into in conjunction with the unsecured credit agreement noted above can be repaid at any time and will be due in four annual installments of $50,000, beginning in June 2013, with the remainder to be repaid at maturity in June 2017. The term loan bears interest at LIBOR plus 150 basis points, which may change in the future based on changes in Legg Mason's credit ratings. The effective interest rate as of March 31, 2013 was 1.7%.

5.5% Senior Notes

The $650,000 5.5% Senior Notes (the "Senior Notes") due May 2019, were sold at a discount of $6,754, which is being amortized to interest expense over the seven-year term. The Senior Notes are subject to certain nonfinancial covenants, including provisions relating to dispositions of certain assets, which could require a percentage of any related proceeds to be applied to accelerated repayments. The Senior Notes can be redeemed at any time prior to their scheduled maturity, in part or in aggregate, at the greater of the related principal amount at that time or the sum of the remaining scheduled payments discounted at the Treasury rate (as defined) plus 0.50%, together with any related accrued and unpaid interest. In February 2013, the Senior Notes were registered to trade in public markets, consistent with the terms of a registration rights agreement signed in connection with the issuance. In addition, under the terms of the 5.5% senior notes, the interest rate paid on these notes will increase modestly if Legg Mason's credit ratings are reduced below investment grade.

2.5% Convertible Senior Notes and Related Hedge Transactions

Prior to the repurchase of the Notes in May 2012, as previously discussed, Legg Mason was accreting the carrying value of the Notes to the principal amount at maturity using an interest rate of 6.5% (the effective borrowing rate for non-convertible debt at the time of issuance) over its expected life of seven years, resulting in interest expense of $5,839, $39,077 and $36,688 for the years ended March 31, 2013, 2012 and 2011, respectively. The Notes were convertible, if certain conditions were met, at an initial conversion rate of 11.3636 shares of Legg Mason common stock per one thousand dollar principal amount of Notes (equivalent to a conversion price of approximately $88 per share), or a maximum of 14,205 shares, subject to adjustment. Unconverted notes would mature at par in January 2015. Upon conversion of a one thousand dollar principal amount note, the holder would receive cash in an amount equal to one thousand dollars or, if less, the conversion value of the note. If the conversion value exceeded the principal amount of the Note at conversion, Legg Mason would also deliver, at its election, cash or common stock or a combination of cash and common stock for the conversion value in excess of one thousand dollars.

In connection with the sale of the Notes, in January 2008, Legg Mason entered into convertible note hedge transactions with respect to its common stock (the "Purchased Call Options") with financial institution counterparties ("Hedge Providers"). The Purchased Call Options were exercisable solely in connection with any conversions of the Notes in the event that the market value per share of Legg Mason common stock at the time of exercise was greater than the exercise price of the Purchased Call Options, which was equal to the $88 conversion price of the Notes, subject to adjustment. Simultaneously, in separate transactions Legg Mason also sold to the Hedge Providers warrants to purchase, in the aggregate and subject to adjustment, 14,205 shares of common stock on a net share-settled basis at an exercise price of $107.46 per share of common stock. The Purchased Call Options and warrants were not part of the terms of the Notes and did not affect the holders' rights under the Notes. These hedging transactions had a net cost of approximately $83,000, which was paid from the proceeds of the Notes and recorded as a reduction of additional paid-in capital.

These transactions effectively increased the conversion price of the Notes to $107.46 per share of common stock. Legg Mason had contractual rights, and, at execution of the related agreements, had the ability to settle its obligations under the conversion feature of the Notes, the Purchased Call Options and warrants, with Legg Mason common stock. Accordingly, these transactions were accounted for as equity, with no subsequent adjustment for changes in the value of these obligations.

The terms of the repurchase of the Notes in May 2012 noted above included their repayment at par plus accrued interest, a prepayment fee of $6,250, and a non-cash exchange of warrants (the "Warrants") to the holders of the Notes that replicated and extended the contingent conversion feature of the Notes. The cash payment of $1,256,250 to repurchase the Notes was allocated between their liability and equity components based on a liability fair value of $1,193,971, determined using a then current market interest rate of 4.1%, resulting in a loss on debt extinguishment of $68,975, including $7,851 of accelerated deferred issue costs. The remaining balance of the cash payment was allocated to the equity component of the Notes for a $62,279 reduction of additional paid-in capital, offset by related tax benefits of $31,446. The $1,193,971 amount of cash repurchase payment allocated to the liability component of the Notes upon their extinguishment exceeds the initial allocated value at issuance of $977,933, requiring the Consolidated Statements of Cash Flows for the year ended March 31, 2013 to include an allocation of the $216,038 excess to operating activities.

The Warrants issued to the holders of the Notes in connection with the repurchase of the Notes provide for the purchase, in the aggregate and subject to adjustment, of 14,205 shares of Legg Mason common stock, on a net share settled basis, at an exercise price of $88 per share. Upon exercise of the Warrants, Legg Mason will be required to deliver to the holders of the Warrants, at its election, either shares of its common stock or cash, in an amount based on the excess of the market price per share of its common stock over the exercise price of the Warrants. The Warrants expire in July 2017. Legg Mason has had the option to settle its obligations under the Warrants with Legg Mason common stock. Accordingly, the Warrants are accounted for as equity.

In connection with the extinguishment of the Notes, the hedge transactions (Purchased Call Options and warrants) executed in connection with the initial issuance of the Notes were also terminated.

Other Term Loans

In fiscal 2006, a subsidiary of Legg Mason entered into a $12,803 term loan agreement to finance an aircraft. The outstanding balance at March 31, 2012 was $8,568 and was paid in full during fiscal 2013.

As of March 31, 2013, the aggregate maturities of long-term debt, based on their contractual terms, are as follows:

2014	$ 50,438
2015	50,439
2016	50,000
2017	50,000
2018	300,000
Thereafter	650,000
Total	$1,150,877

7. INCOME TAXES

The components of income (loss) before income tax provision (benefit) are as follows:

	2013	2012	2011
Domestic	**$(264,342)**	$257,866	$230,334
Foreign	**(246,265)**	45,217	134,863
Total	**$(510,607)**	$303,083	$365,197

The components of income tax expense (benefit) are as follows:

	2013	2012	2011
Federal	**$ (74,185)**	$54,179	$ 75,290
Foreign	**(85,677)**	(7,850)	18,788
State and local	**9,003**	25,723	25,356
Total income tax provision (benefit)	**$(150,859)**	$72,052	$119,434
Current	**$ 6,496**	$22,860	$ 39,162
Deferred	**(157,355)**	49,192	80,272
Total income tax provision (benefit)	**$(150,859)**	$72,052	$119,434

A reconciliation of the difference between the effective income tax (benefit) rate and the statutory federal income tax (benefit) rate is as follows:

	2013	2012	2011
Tax provision (benefit) at statutory U.S. federal income tax rate	**(35.0)%**	35.0%	35.0%
State income taxes, net of federal income tax benefit[1]	**1.5**	5.4	4.9
Effect of foreign tax rates[1]	**3.8**	(1.8)	(5.4)
Effect of loss on Australian restructuring	**—**	(6.0)	—
Changes in U.K. tax rates on deferred tax assets and liabilities	**(3.5)**	(6.0)	(2.5)
Net (income) loss attributable to noncontrolling interests	**0.5**	(0.8)	0.8
Other, net[1]	**3.2**	(2.0)	(0.1)
Effective income tax (benefit) rate	**(29.5)%**	23.8%	32.7%

(1) State income taxes include changes in valuation allowances, net of the impact on deferred tax assets of changes in state apportionment factors and planning strategies. The effect of foreign tax rates also includes changes in valuation allowances. Other includes changes in federal valuation allowances. See schedule below for the change in valuation allowances by jurisdiction.

During the quarter ended September 30, 2010, the U.K. Finance (No. 2) Act 2010 was enacted, which reduced the main U.K. corporate tax rate from 28% to 27%. In July 2011, The U.K. Finance Act 2011 (the "Act") was enacted. The Act further reduced the main U.K. corporate tax rate from 27% to 26% effective April 1, 2011, and from 26% to 25% effective April 1, 2012. In July 2012, The U.K. Finance Act 2012 was enacted, further reducing the main U.K. corporate tax rate to 24% effective April 1, 2012 and 23% effective April 1, 2013. The reductions in the U.K. corporate tax rate resulted in tax benefits of $18,075, $18,268 and $8,878, recognized in fiscal 2013, 2012 and 2011, respectively, as a result of the revaluation of deferred tax assets and liabilities at the new rates. In addition, during the year ended March 31, 2012, Legg Mason recorded $18,254 of tax benefits related to a restructuring of our Australian business.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheets. These temporary differences result in taxable or deductible amounts in future years. A summary of Legg Mason's deferred tax assets and liabilities are as follows:

	2013	2012
DEFERRED TAX ASSETS		
Accrued compensation and benefits	**$ 107,411**	$ 125,797
Accrued expenses	**73,181**	62,410
Operating loss carryforwards	**449,806**	397,013
Capital loss carryforwards	**41,256**	46,244
Convertible debt obligations	**—**	4,951
Foreign tax credit carryforward	**115,819**	59,871
Federal benefit of uncertain tax positions	**21,165**	17,602
Mutual fund launch costs	**24,324**	14,476
Net unrealized losses from investments	**4,447**	5,327
Other	**5,086**	18,119
Deferred tax assets	**842,495**	751,810
Valuation allowance	**(115,815)**	(102,722)
Deferred tax assets after valuation allowance	**$ 726,680**	$ 649,088

	2013	2012
DEFERRED TAX LIABILITIES		
Basis differences, principally for intangible assets and goodwill	**$134,873**	$196,611
Depreciation and amortization	**386,959**	431,280
Other	**1,528**	3,667
Deferred tax liabilities	**523,360**	631,558
Net deferred tax asset	**$203,320**	$ 17,530

Certain tax benefits associated with Legg Mason's employee stock plans are recorded directly in Stockholders' Equity. No tax benefit was recorded to equity in fiscal 2013, 2012 or 2011, due to the net operating loss position of the Company. As of March 31, 2013, an additional $6,700 of net operating loss will be recognized as an increase in Stockholders' Equity when ultimately realized.

In connection with the completion and filing of its fiscal 2010 federal tax return in December 2010, Legg Mason recorded a net additional tax benefit of approximately $36,000 in fiscal 2011 with respect to the Equity Unit extinguishment that occurred in fiscal 2010. The tax benefit increased Additional paid-in capital in a manner consistent with the fiscal 2010 allocation of the extinguishment payment.

Legg Mason has various loss carryforwards that may provide future tax benefits. Related valuation allowances are established in accordance with accounting guidance for income taxes, if it is management's opinion that it is more likely than not that these benefits will not be realized. Substantially all of Legg Mason's deferred tax assets relate to U.S. and U.K. taxing jurisdictions. As of March 31, 2013, U.S. federal deferred tax assets aggregated $770,933, realization of which is expected to require approximately $4,200,000 of future U.S. earnings, approximately $331,606 of which must be in the form of foreign source income. Based on estimates of future taxable income, using assumptions consistent with those used in Legg Mason's goodwill impairment testing, it is more likely than not that current federal tax benefits relating to net operating losses are realizable and no valuation allowance is necessary at this time. With respect to those resulting from foreign tax credits, it is more likely than not that tax benefits relating to the utilization of $36,319 of foreign tax credits as credits will not be realized and an additional valuation allowance of $17,066 was provided in fiscal 2013. In addition, a valuation allowance was established in prior years for the substantial portion of our deferred tax assets relating to U.K. taxing jurisdictions. While tax planning may enhance Legg Mason's tax positions, the realization of these current tax benefits is not dependent on any significant tax strategies.

As of March 31, 2013, U.S. state deferred tax assets aggregated approximately $172,704. Due to state tax planning which will allow for the utilization of NOLs generated in certain jurisdictions the Company recognized a net valuation allowance release of $2,046. Due to the uncertainty of future state apportionment factors and future effective state tax rates, the value of state net operating loss benefits ultimately realized may vary.

A net valuation allowance release of approximately $3,500 in fiscal 2013 was primarily related to the full release of the valuation allowance on deferred tax assets related to Australia and Singapore offset by an establishment of a valuation allowance against certain U.K. deferred tax assets. To the extent the analysis of the realization of deferred tax assets relies on deferred tax liabilities, Legg Mason has considered the timing, nature and jurisdiction of reversals, as well as, future increases relating to the tax amortization of goodwill and indefinite-life intangible assets.

The following deferred tax assets and valuation allowances relating to carryforwards have been recorded at March 31, 2013 and 2012, respectively.

	2013	2012	Expires Beginning after Fiscal Year
Deferred tax assets			
U.S. federal net operating losses	**$266,659**	$219,984	2029
U.S. federal capital losses	**74**	74	2015
U.S. federal foreign tax credits	**115,819**	59,871	2015
U.S. charitable contributions	**5,401**	4,709	2013
U.S. state net operating losses[1][2]	**161,136**	151,762	2015
U.S. state capital losses	**34,960**	39,046	2015
Non-U.S. net operating losses	**22,011**	26,704	2027
Non-U.S. capital losses	**6,222**	7,124	n/a
Total deferred tax assets for carryforwards	**$612,282**	$509,274	
Valuation allowances			
U.S. federal capital losses	**$ 74**	$ 74	
U.S. federal foreign tax credits	**23,608**	6,542	
U.S. charitable contributions	**1,597**	—	
U.S. state net operating losses	**25,951**	23,911	
U.S. state capital losses	**34,960**	39,046	
Non-U.S. net operating losses	**15,899**	22,956	
Non-U.S. capital losses	**6,222**	7,124	
Valuation allowances for carryforwards	**108,311**	99,653	
Non-U.S. other deferred assets	**7,504**	3,069	
Total valuation allowances	**$115,815**	$102,722	

(1) Substantially all of the U.S. state net operating losses carryforward through fiscal 2029.

(2) Due to potential for change in the factors relating to apportionment of income to various states, the Company's effective state tax rates are subject to fluctuation which will impact the value of the Company's deferred tax assets, including net operating losses, and could have a material impact on the future effective tax rate of the Company.

Legg Mason had total gross unrecognized tax benefits of approximately $72,650, $90,831 and $77,653 as of March 31, 2013, 2012 and 2011, respectively. Of these totals, approximately $46,340, $62,400 and $53,500, respectively, (net of the federal benefit for state tax liabilities) are the amounts of unrecognized benefits which, if recognized, would favorably impact future income tax provisions and effective tax rates. During fiscal 2013, as a result of the expiration of statutes of limitation and the completion of tax authority examinations, unrecognized benefits of $16,842 were realized.

A reconciliation of the beginning and ending amount of unrecognized gross tax benefits for the years ended March 31, 2013, 2012 and 2011, is as follows:

	2013	2012	2011
Balance, beginning of year	**$ 90,831**	$77,653	$51,027
Additions based on tax positions related to the current year	**11,726**	9,822	1,361
Additions for tax positions of prior years	**8,439**	10,668	34,959
Reductions for tax positions of prior years	**(13,083)**	(3,575)	(6,107)
Decreases related to settlements with taxing authorities	**(25,205)**	(3,185)	(2,667)
Expiration of statutes of limitations	**(58)**	(552)	(920)
Balance, end of year	**$ 72,650**	$90,831	$77,653

Although management cannot predict with any degree of certainty the timing of ultimate resolution of matters under review by various taxing jurisdictions, it is reasonably possible that the Company's gross unrecognized tax benefits balance may change within the next twelve months by up to $11,400 as a result of the expiration of statutes of limitation and the completion of tax authorities' exams.

The Company accrues interest related to unrecognized tax benefits in interest expense and recognizes penalties in other operating expense. During the years ended March 31, 2013, 2012 and 2011, the Company recognized approximately $5,500, $1,300, and $3,000, respectively, which was substantially all interest. At March 31, 2013, 2012 and 2011, Legg Mason had approximately $14,000, $10,000, and $9,000, respectively, accrued for interest and penalties on tax contingencies in the Consolidated Balance Sheets.

Legg Mason is under examination by the Internal Revenue Service, the Inland Revenue Service, and other tax authorities in various states. The following tax years remain open to income tax examination for each of the more significant jurisdictions where Legg Mason is subject to income taxes: after fiscal 2009 for U.S. federal; after fiscal 2012 for the United Kingdom; after fiscal 2004 for the state of California; after fiscal 2005 for the state of New York; and after fiscal 2009 for the states of Connecticut, Maryland and Massachusetts. The Company does not anticipate making any significant cash payments with the settlement of these audits in excess of amounts that have been reserved.

During the year ended March 31, 2013, Legg Mason repatriated approximately $394,000 of foreign cash, and plans to repatriate up to another $325,000, over the next several years in order to make the cash available in the U.S. for general corporate purposes. Legg Mason anticipates an incremental tax cost of approximately $18,000 with respect to this repatriation and has adjusted the tax reserve accordingly. No further repatriation of accumulated prior period foreign earnings is currently planned. However, if circumstances change, Legg Mason will provide for and pay any applicable additional U.S. taxes in connection with repatriation of these funds. It is not practical at this time to determine the income tax liability that would result from any further repatriation of accumulated foreign earnings.

Except as noted above, Legg Mason intends to permanently reinvest cumulative undistributed earnings of its non-U.S. subsidiaries in non-U.S. operations. Accordingly, no U.S. federal income taxes have been provided for the undistributed earnings to the extent that they are permanently reinvested in Legg Mason's non-U.S. operations. It is not practical at this time to determine the income tax liability that would result upon repatriation of the earnings.

8. COMMITMENTS AND CONTINGENCIES

Legg Mason leases office facilities and equipment under non-cancelable operating leases, and also has multi-year agreements for certain services. These leases and service agreements expire on varying dates through fiscal 2026. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals based upon maintenance, utility and tax increases.

As of March 31, 2013, the minimum annual aggregate rentals under operating leases and service agreements are as follows:

2014	$132,524
2015	121,176
2016	106,623
2017	95,369
2018	86,669
Thereafter	422,581
Total	$964,942

The minimum rental commitments shown above have not been reduced by $151,664 for minimum sublease rentals to be received in the future under non-cancelable subleases, of which approximately half is due from one counterparty. If a sub-tenant defaults on a sublease, Legg Mason may incur operating charges to adjust the existing liability of $31,321 to reflect expected future sublease rentals at reduced amounts, as a result of the current commercial real estate market.

The above minimum rental commitments include $877,807 in real estate and equipment leases and $87,135 in service and maintenance agreements.

Included in the table above is $75,894 in commitments related to space that has been vacated, but for which subleases are being pursued. A lease liability was adjusted in fiscal 2013 and 2012, to reflect the present value of the excess existing lease obligations over the estimated sublease income and related costs, including any newly vacated or subleased space. The lease liability takes into consideration various assumptions, including the amount of time it will take to secure a sublease agreement and prevailing rental rates in the applicable real estate markets. As of March 31, 2013, the liability related to vacant space for which a sublease is being pursued aggregated $35,592, but is subject to adjustment based on circumstances in the real estate markets that may require a change in assumptions or the actual terms of a sublease that is ultimately secured. In addition to accelerated depreciation and amortization discussed in Note 4, these and other related costs incurred during fiscal 2013, driven by an initiative to reduce space requirements, and during fiscal 2012, related to the business streamlining initiative, aggregated $28,788 and $13,375, respectively, and are included in Occupancy expense in the Consolidated Statements of Income.

The following table reflects rental expense under all operating leases and servicing agreements.

	2013	2012	2011
Rental expense	**$138,488**	$140,285	$137,072
Less: sublease income	**14,750**	14,310	10,848
Net rent expense	**$123,738**	$125,975	$126,224

Legg Mason recognizes rent expense ratably over the lease period based upon the aggregate lease payments. The lease period is determined as the original lease term without renewals, unless and until the exercise of lease renewal options is reasonably assured, and also includes any period provided by the landlord as a "free rent" period. Aggregate lease payments include all rental payments specified in the contract, including contractual rent increases, and are reduced by any lease incentives received from the landlord, including those used for tenant improvements.

As of March 31, 2013 and 2012, Legg Mason had commitments to invest approximately $37,410 and $36,653, respectively, in limited partnerships that make private investments. These commitments are expected to be funded as required through the end of the respective investment periods ranging through fiscal 2021.

In connection with the acquisition of Fauchier, as further discussed in Note 2, contingent consideration of up to approximately $23,000 and approximately $30,000, using exchange rates as of March 31, 2013, may be due on the second and fourth anniversaries of closing, respectively, which is dependent upon the achievement of certain financial targets and subject to a catch up adjustment. The contingent consideration liability had an acquisition date fair value of $21,566.

In the normal course of business, Legg Mason enters into contracts that contain a variety of representations and warranties and that provide general indemnifications, which are not considered financial guarantees by relevant accounting guidance. Legg Mason's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Legg Mason that have not yet occurred.

Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. In the normal course of its business, Legg Mason has also received subpoenas and is currently involved in governmental and self-regulatory agency inquiries, investigations and, from time to time, proceedings involving asset management activities. In accordance with guidance for accounting for contingencies, Legg Mason has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings when it is probable that a loss has been incurred and a reasonable estimate of loss can be made.

In a transaction with Citigroup in December 2005, Legg Mason transferred to Citigroup the subsidiaries that constituted its Private Client/Capital Markets ("PC/CM") businesses, thus transferring the entities that would have primary liability for most of the customer complaint, litigation and regulatory liabilities and proceedings arising from those businesses. However, as part of that transaction, Legg Mason agreed to indemnify Citigroup for most customer complaint, litigation and regulatory liabilities of Legg Mason's former PC/CM businesses that result from pre-closing events. While the ultimate resolution of these matters cannot be determined based on current information, after consultation with legal counsel, management believes that any accrual or range of reasonably possible losses as of March 31, 2013 and 2012, is not material. Similarly, although Citigroup transferred to Legg Mason the entities that would be primarily liable for most customer complaint, litigation and regulatory liabilities and proceedings of the CAM business, Citigroup has agreed to indemnify Legg Mason for most customer complaint, litigation and regulatory liabilities of the CAM business that result from pre-closing events.

One of Legg Mason's asset management subsidiaries was named as the defendant in a lawsuit filed by a former institutional client in late August 2011. The complaint alleges breach of contract and breach of fiduciary duty arising from investments in the former client's account allegedly being inconsistent with the account's objectives, and seeks damages in excess of $90,000. Legg Mason believes that the claims are without merit and intends to defend the matter vigorously. Discovery in the case is ongoing, and a pre-trial conference is currently scheduled for October 2013. Because of the continued preliminary status of the matter, Legg Mason cannot estimate the possible loss or range of loss from this matter, if any. In addition, although Legg Mason believes that this matter would likely be covered by insurance policies that may substantially mitigate the amount of any eventual loss, as is not unusual with litigation at this point in the process, there can be no assurance the action will not have a material effect on Legg Mason's financial position, results of operations or cash flows.

Additionally, there are two matters subject to regulatory investigations involving one of Legg Mason's asset management subsidiaries regarding its compliance with applicable legal requirements with respect to investments made for certain client accounts. Legg Mason is continuing discussions to resolve the matters, subsequent to the fiscal year-end. As a result of these discussions, Legg Mason has agreed in principle, subject to agreement on final terms and documentation, to settle these two matters for approximately $20,000, which was accrued as of March 31, 2013, the majority of which is covered by expected insurance proceeds. Any ultimate loss on these matters beyond amounts covered by insurance policies will be substantially mitigated by reductions in compensation under revenue share arrangements.

Other than the specific matters discussed above, Legg Mason cannot estimate the reasonably possible loss or range of loss associated with matters of litigation, including those described above as customer complaints, legal actions, inquiries, proceedings and investigations. The inability to provide a reasonably possible amount or range of losses is not because there is uncertainty as to the ultimate outcome of a matter, but because liability and damage issues have not developed to the point where Legg Mason can conclude that there is both a reasonable possibility of a loss and a meaningful amount or range of possible losses. There are numerous aspects to customer complaints, legal actions, inquiries, proceedings and investigations that prevent Legg Mason from estimating a related amount or range of reasonably possible losses. These aspects include, among other things, the nature of the matters; that significant relevant facts are not known, are uncertain or are in dispute; and that damages sought are not specified, are uncertain, unsupportable or unexplained. In addition, for legal actions, discovery may not yet have started, may not be complete or may not be conclusive, and meaningful settlement discussions may not have occurred. Further, for regulatory matters, investigations may run their course without any clear indication of wrongdoing or fault until their conclusion.

In management's opinion, an adequate accrual has been made as of March 31, 2013, to provide for any probable losses that may arise from matters for which the Company could reasonably estimate an amount. Legg Mason's financial condition, results of operations and cash flows could be materially affected during a period in which a matter is ultimately resolved. In addition, the ultimate costs of litigation-related charges can vary significantly from period-to-period, depending on factors such as market conditions, the size and volume of customer complaints and claims, including class action suits, and recoveries from indemnification, contribution or insurance reimbursement.

As of March 31, 2013 and 2012, Legg Mason's liability for losses and contingencies was $20,300 and $200, respectively. During fiscal 2013, 2012 and 2011, Legg Mason recorded litigation related charges of approximately $5,200, $1,000, and $2,500, respectively (net of recoveries of $15,200 in fiscal 2013). During fiscal 2013, 2012 and 2011, the liability was reduced for settlement payments of approximately $300, $1,300, and $23,500, respectively.

9. EMPLOYEE BENEFITS

Legg Mason, through its subsidiaries, maintains various defined contribution plans covering substantially all employees. Through these plans, Legg Mason can make two types of discretionary contributions. One is a profit sharing contribution to eligible Plan participants based on a percentage of qualified compensation and the other is a match of employee 401(k) contributions. Matches range from 50% to 100% of employee 401(k) contributions, up to a maximum of the lesser of up to 6% of employee compensation or a specified amount up to $15 per year. Corporate profit sharing and matching contributions, together with contributions made under subsidiary plans, totaled $25,868, $22,336 and $22,739 in fiscal 2013, 2012 and 2011, respectively. In addition, employees can make voluntary contributions under certain plans.

10. CAPITAL STOCK

At March 31, 2013, the authorized numbers of common and preferred shares were 500,000 and 4,000, respectively. At March 31, 2013 and 2012, there were 11,948 and 13,932 shares of common stock, respectively, reserved for issuance under Legg Mason's equity plans. As of March 31, 2010, 1,099 common shares were reserved for exchangeable shares issued in connection with the acquisition of Legg Mason Canada Inc. Exchangeable shares were exchangeable at any time by the holder on a one-for-one basis into shares of Legg Mason's common stock and were included in basic shares outstanding. In May 2010, all outstanding exchangeable shares were converted into shares of Legg Mason common stock.

In May 2012, as part of a capital plan, Legg Mason's Board of Directors authorized $1,000,000 for additional purchases of Legg Mason common stock, as well as the completion of the repurchase of the then remaining approximate $155,000 of Legg Mason common stock previously authorized. There is no expiration date attached to this new authorization. During fiscal 2013, Legg Mason purchased and retired 16,199 shares of its common stock for $425,475 through open market purchases, which completed the repurchase of its common stock under the previous authorization, and began purchases under the new authorization. During fiscal 2012, Legg Mason purchased and retired 13,597 shares of its common stock for $400,266 through open market purchases. The remaining balance of the authorized stock buyback is approximately $730,000.

In May 2008, Legg Mason issued $1,150,000 of Equity Units, each unit consisting of a 5% interest in one thousand dollar principal amount of senior notes due June 30, 2021, and a purchase contract committing the holder to purchase shares of Legg Mason's common stock by June 30, 2011. During fiscal 2010, Legg Mason issued approximately 18,596 shares through the Equity Unit tender offer in exchange for 91% of the outstanding Equity Units.

During fiscal 2012, Legg Mason issued 1,830 shares of Legg Mason common stock upon the exercise of the purchase contracts from the remaining Equity Units and the senior notes from the Equity Units were retired in a remarketing.

As discussed in Note 6, warrants issued in connection with the repurchase of the Notes could result in the issuance of a maximum of 14,205 shares of Legg Mason common stock, subject to adjustment, if certain conditions are met.

Changes in common stock and shares exchangeable into common stock for the three years ended March 31, 2013, 2012 and 2011, respectively, are as follows:

	Years Ended March 31,		
	2013	2012	2011
COMMON STOCK			
Beginning balance	**139,874**	150,219	161,439
Shares issued for:			
Stock option exercises and other stock-based compensation	**80**	172	638
Deferred compensation trust	**71**	68	75
Deferred compensation	**1,925**	1,246	1,520
Exchangeable shares	**—**	—	1,099
Shares repurchased and retired	**(16,199)**	(13,597)	(14,552)
Net share transactions	**(410)**	(64)	—
Equity Units exchange	**—**	1,830	—
Ending balance	**125,341**	139,874	150,219
SHARES EXCHANGEABLE INTO COMMON STOCK			
Beginning balance	**—**	—	1,099
Exchanges	**—**	—	(1,099)
Ending balance	**—**	—	—

Dividends declared per share were $0.44, $0.32 and $0.20 for fiscal 2013, 2012 and 2011, respectively. Dividends declared but not paid at March 31, 2013, 2012 and 2011, were $14,185, $11,493 and $8,990, respectively, and are included in Other current liabilities.

11. STOCK-BASED COMPENSATION

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards and units, market-based performance shares payable in common stock, and deferred compensation payable in stock. Effective July 26, 2011, the number of shares authorized to be issued under Legg Mason's active equity incentive stock plan was increased by 6,500 to 41,500. Shares available for issuance under the active equity incentive stock plan as of March 31, 2013, were 11,273. Options under Legg Mason's employee stock plans have been granted at prices not less than 100% of the fair market value. Options are generally exercisable in equal increments over four to five years and expire within eight to ten years from the date of grant.

Compensation expense relating to stock options for the years ended March 31, 2013, 2012, and 2011 was $10,979, $14,076, and $19,926, respectively. The related income tax benefit for the years ended March 31, 2013, 2012, and 2011 was $4,293, $5,539, and $7,718, respectively.

Stock option transactions under Legg Mason's equity incentive plans during the years ended March 31, 2013, 2012 and 2011, respectively, are summarized below:

	Number of Shares	Weighted-Average Exercise Price Per Share
Options outstanding at March 31, 2010	6,054	$57.75
Granted	729	33.12
Exercised	(634)	21.85
Canceled/forfeited	(730)	48.94
Options outstanding at March 31, 2011	5,419	59.82
Granted	810	33.99
Exercised	(117)	25.32
Canceled/forfeited	(488)	48.80
Options outstanding at March 31, 2012	5,624	57.78
Granted	966	23.72
Exercised	(25)	21.80
Canceled/forfeited	(1,204)	51.87
Options outstanding at March 31, 2013	**5,361**	**$53.13**

The total intrinsic value of options exercised during the years ended March 31, 2013, 2012 and 2011, was $168, $398, and $6,977, respectively. At March 31, 2013, the aggregate intrinsic value of options outstanding was $12,649.

The following information summarizes Legg Mason's stock options outstanding at March 31, 2013:

Exercise Price Range	Option Shares Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Life (in years)
$ 12.65–$ 25.00	971	$ 23.03	6.8
25.01– 35.00	2,649	31.86	4.7
35.01– 94.00	84	61.02	0.3
94.01– 100.00	462	95.14	1.3
100.01– 134.97	1,195	107.98	1.1
	5,361		

At March 31, 2013, 2012 and 2011, options were exercisable on 3,254, 3,334, and 2,860 shares, respectively, and the weighted-average exercise prices were $69.07, $73.60, and $77.20, respectively. Stock options exercisable at March 31, 2013, have a weighted-average remaining contractual life of 2.6 years. At March 31, 2013, the aggregate intrinsic value of options exercisable was $3,555.

The following information summarizes Legg Mason's stock options exercisable at March 31, 2013:

Exercise Price Range	Option Shares Exercisable	Weighted-Average Exercise Price Per Share
$ 12.65–$ 25.00	81	$ 17.32
25.01– 35.00	1,432	31.59
35.01– 94.00	84	61.02
94.01– 100.00	462	95.14
100.01– 134.97	1,195	107.98
	3,254	

The following information summarizes unvested stock options under Legg Mason's equity incentive plans for the year ended March 31, 2013:

	Number of Shares	Weighted-Average Grant Date Fair Value
Shares unvested at March 31, 2012	2,290	$14.00
Granted	966	9.47
Vested	(874)	15.17
Canceled/forfeited	(275)	12.35
Shares unvested at March 31, 2013	**2,107**	**$11.65**

Unamortized compensation cost related to unvested options at March 31, 2013, was $17,167 and is expected to be recognized over a weighted-average period of 1.6 years.

Cash received from exercises of stock options under Legg Mason's equity incentive plans was $660, $2,851, and $12,094 for the years ended March 31, 2013, 2012 and 2011, respectively. The tax benefit expected to be realized for the tax deductions from these option exercises totaled $45, $47, and $2,645 for the years ended March 31, 2013, 2012 and 2011, respectively.

The weighted-average fair value of stock option grants during the years ended March 31, 2013, 2012 and 2011, using the Black-Scholes option pricing model, was $9.47 and $13.13, and $14.32 per share, respectively.

The following weighted-average assumptions were used in the model for grants in fiscal 2013, 2012, and 2011:

	2013	2012	2011
Expected dividend yield	**1.44%**	1.39%	1.39%
Risk-free interest rate	**0.81%**	1.95%	2.37%
Expected volatility	**51.80%**	47.16%	52.64%
Expected life (in years)	**5.02**	5.12	5.18

Legg Mason uses an equally weighted combination of both implied and historical volatility to measure expected volatility for calculating Black-Scholes option values.

Legg Mason has a qualified Employee Stock Purchase Plan covering substantially all U.S. employees. Shares of common stock are purchased in the open market on behalf of participating employees, subject to a 4,500 total share limit under the plan. Purchases are made through payroll deductions and Legg Mason provides a 10% contribution towards purchases, which is charged to earnings. During the fiscal years ended March 31, 2013, 2012 and 2011, approximately 107, 107, and 102 shares, respectively, were purchased in the open market on behalf of participating employees. In fiscal 2013, 2012 and 2011, Legg Mason recognized $238, $267, and $286, respectively, in compensation expense related to the stock purchase plan.

On January 28, 2008, the Legg Mason Compensation Committee approved grants to senior officers of 120 market-based performance shares. During fiscal 2013 the remaining 100 shares from this award were forfeited resulting in no outstanding balance as of March 31, 2013.

Restricted stock and restricted stock unit transactions during the years ended March 31, 2013, 2012 and 2011, respectively, are summarized below:

	Number of Shares	Weighted-Average Grant Date Value
Unvested shares at March 31, 2010	1,605	$34.80
Granted	1,867	33.02
Vested	(617)	38.62
Canceled/forfeited	(218)	30.42
Unvested shares at March 31, 2011	2,637	33.01
Granted	1,370	33.48
Vested	(1,075)	31.49
Canceled/forfeited	(59)	32.68
Unvested shares at March 31, 2012	2,873	33.83
Granted	2,185	24.04
Vested	(1,177)	31.22
Canceled/forfeited	(143)	58.30
Unvested shares at March 31, 2013	**3,738**	**$27.99**

The restricted stock and restricted stock unit awards were non-cash transactions. In fiscal 2013, 2012 and 2011, Legg Mason recognized $46,351, $32,826, and $35,770, respectively, in compensation expense and related tax benefits of $17,697, $12,705, and $13,854, respectively, for restricted stock and restricted stock unit awards. Unamortized compensation cost related to unvested restricted stock and restricted stock unit awards for 3,738 shares not yet recognized at March 31, 2013, was $66,854 and is expected to be recognized over a weighted-average period of 1.6 years.

In connection with the change in Legg Mason's Chief Executive Officer in September 2012, 325 shares of restricted stock were granted to certain executives and key employees, with an aggregate value of $8,400. In March 2013, the vesting of 85 of these shares was accelerated. The remaining shares vest on March 31, 2014. Compensation expense for the year ended March 31, 2013 includes approximately $6,400 of accelerated stock-based net compensation costs associated with the departure of three Legg Mason executive officers during fiscal 2013, of which $1,400 relates to the accelerated vesting of shares in March 2013.

Legg Mason also has an equity plan for non-employee directors. Under the equity plan, directors may elect to receive shares of stock or restricted stock units. Prior to a July 19, 2007 amendment to the Plan, directors could also elect to receive stock options. Options granted under the old plan are immediately exercisable at a price equal to the market value of the shares on the date of grant and have a term of not more than ten years. In fiscal 2013, 2012 and 2011, Legg Mason recognized expense of $1,250, $1,375, and $1,425, respectively, for awards under this plan. Shares, options, and restricted stock units issuable under the equity plan are limited to 625 shares in aggregate, of which 328 shares were issued under the plan as of March 31, 2013. As of March 31, 2013, 2012 and 2011 non-employee directors held 112, 184 and 220, stock options, respectively, which are included in the outstanding options presented in the table above. As of March 31, 2013, 2012 and 2011 non-employee directors held 91, 74 and 62 restricted stock units, respectively, which vest on the grant date and are, therefore, not included in the unvested shares of restricted stock and restricted stock units in the table above. During the years ended March 31, 2013 and 2012, non-employee directors did not exercise any stock options and no restricted stock units were distributed. During the year ended March 31, 2011, non-employee directors exercised 9 stock options. In the fiscal year ended March 31, 2011, 7 restricted stock units were distributed for non-employee directors. During the years ended March 31, 2013, 2012 and 2011 non-employee directors were granted 17, 12 and 17 restricted stock units and 35, 31 and 31 shares of common stock, respectively. In the fiscal years ended March 31, 2013, 2012 and 2011, there were 72, 36 and 59 stock options canceled or forfeited, respectively.

During fiscal 2012, Legg Mason established a long-term incentive plan (the "LTIP") under its equity incentive plan, which provides an additional element of compensation that is based on performance. Under the LTIP, executive officers were granted cash value performance units in the June 2011 quarter and the September 2012 quarter that will vest at the end of their performance periods on March 31, 2014 and March 31, 2015, respectively, based upon Legg Mason's cumulative adjusted earnings per share over the respective periods. Awards granted under the LTIP may be settled in cash and/or shares of Legg Mason common stock, at the discretion of Legg Mason. The estimated payout amounts of the awards, if any, are expensed over the future vesting periods based on a probability assessment of the expected outcome under the LTIP provisions.

Deferred compensation payable in shares of Legg Mason common stock has been granted to certain employees in an elective plan. The vesting in the plan is immediate and the plan provides for discounts of up to 10% on contributions and dividends. There are 378 additional shares reserved for future issuance under the plan. In fiscal 2013, 2012 and 2011, Legg Mason recognized $165, $191, and $263, respectively, in compensation expense related to this plan. During fiscal 2013, 2012 and 2011, Legg Mason issued 71, 68, and 77 shares, respectively, under the plan with a weighted-average fair value per share at the grant date of $23.07, $27.05, and $28.38, respectively.

Legg Mason has issued shares in connection with certain deferred compensation plans that are held in rabbi trusts. Assets of rabbi trusts are consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts is classified in stockholders' equity and accounted for in a manner similar to treasury stock. Therefore, the shares Legg Mason has issued to its rabbi trusts and the corresponding liability related to the deferred compensation plans are presented as components of stockholders' equity as Employee stock trust and Deferred compensation employee stock trust, respectively. Shares held by the trusts at March 31, 2013, 2012 and 2011, were 726, 690 and 706, respectively.

As part of the Company's streamlining initiative, as further discussed in Note 15, the employment of certain recipients of stock option and restricted stock awards has been terminated. The termination benefits extended to these employees included accelerated vesting of any portion of their equity incentive awards that would not have vested by January 1, 2012, under the original terms of the awards. During fiscal 2011, the portion of the awards subject to accelerated vesting was revalued and was expensed over the new vesting period, the impact of which is included above. Also in connection with the restructuring initiative, the departure of an executive officer in December 2010 resulted in the accelerated vesting of a portion of certain equity incentive awards, the impact of which is also included above.

In May 2013, Legg Mason awarded options to purchase 500 shares of Legg Mason, Inc. common stock at an exercise price of $31.46 to its President and Chief Executive Officer. The award had a grant date fair value of $5,525 and is subject to vesting requirements, the majority of which contain market-based hurdles, as well as a requirement that certain shares received upon exercise are retained for a two year period.

12. EARNINGS PER SHARE

Basic EPS is calculated by dividing Net Income (Loss) Attributable to Legg Mason, Inc. by the weighted-average number of shares outstanding. The calculation of weighted-average shares includes common shares and unvested restricted shares deemed to be participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potentially issuable common shares, except when inclusion is antidilutive. For periods where a net loss attributable to Legg Mason, Inc. is reported, the inclusion of potentially issuable common shares will decrease the net loss per share. Since this would be antidilutive, such shares are excluded from the calculation.

In May 2012, as part of a capital plan, Legg Mason's Board of Directors authorized $1,000,000 for additional purchases of Legg Mason common stock, as well as the completion of the repurchase of the then remaining approximate $155,000 of Legg Mason common stock previously authorized. The capital plan authorizes using up to 65% of cash generated from future operations, beginning in fiscal 2013, to purchase shares of Legg Mason common stock.

During the years ended March 31, 2013 and 2012, Legg Mason purchased and retired 16,199 and 13,597 shares of its common stock, respectively, for $425,475 and $400,266, through open market purchases. The fiscal 2013 purchases completed the repurchase of its common stock under the previous authorization and includes approximately $270,000 of purchases under the new authorization. During fiscal 2011, Legg Mason purchased and retired 14,552 shares of its common stock for $445,465, through accelerated share repurchase agreements and open market purchases. These repurchases reduced weighted-average shares outstanding by 8,449, 9,716, and 9,088 shares for the years ended March 31, 2013, 2012, and 2011, respectively. The par value of the shares repurchased is charged to common stock, with the excess of the purchase price over par first charged against additional paid-in capital, with the remaining balance, if any, charged against retained earnings.

During the year ended March 31, 2013 and 2012, Legg Mason issued 2,185 and 1,370 shares of restricted stock, respectively, primarily related to its annual incentive awards and retention awards. Of the shares issued in fiscal 2013 and 2012, 1,807 and 1,153 shares, respectively, are included in weighted-average shares outstanding.

In June 2011, Legg Mason issued 1,830 shares of common stock upon the exercise of purchase contracts on the remaining outstanding Equity Units. Of these shares, 1,380 shares are included in weighted-average shares outstanding for the year ended March 31, 2012.

The following table presents the computations of basic and diluted EPS:

	Years Ended March 31		
	2013	2012	2011
Weighted-average basic shares outstanding	**133,226**	143,292	155,321
Potential common shares:			
Employee stock options	**—**	57	163
Weighted-average diluted shares	**133,226**	143,349	155,484
Net income (loss)	**$(359,748)**	$231,031	$245,763
Less: Net income (loss) attributable to noncontrolling interests	**(6,421)**	10,214	(8,160)
Net income (loss) attributable to Legg Mason, Inc.	**$(353,327)**	$220,817	$253,923
Net income (loss) per share attributable to Legg Mason, Inc. common shareholders			
Basic	**$ (2.65)**	$ 1.54	$ 1.63
Diluted[1]	**$ (2.65)**	$ 1.54	$ 1.63

(1) Diluted shares are the same as basic shares for periods with a net loss.

The diluted EPS calculation for the year ended March 31, 2013 excludes 5,730 potential common shares that are antidilutive due to the net loss for the fiscal year. Further, the diluted EPS calculation for the years ended March 31, 2013, 2012 and 2011, excludes any potential common shares issuable under the 2.5% Convertible Senior Notes extinguished in May 2012, or the Warrants exchanged for the Note conversion feature, because the market price of Legg Mason common stock had not exceeded the price at which conversion/exercise would be dilutive using the treasury stock method. Also at March 31, 2012 and 2011, warrants issued in connection with the convertible note hedge transactions associated with the issuance of the 2.5% Convertible Senior Notes are excluded from the calculation of diluted earnings per share because the effect would be antidilutive.

Options to purchase 5,239 and 5,204 shares for the fiscal years ended March 31, 2012 and 2011, respectively, were not included in the computation of diluted earnings per share because the presumed proceeds from exercising such options, including related income tax benefits, exceed the average price of the common shares for the period and therefore the options are deemed antidilutive.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income includes cumulative foreign currency translation adjustments and net of tax, gains and losses on investment securities. The change in the accumulated translation adjustments for fiscal 2013 and 2012, primarily resulted from the impact of changes in the Brazilian real, the Japanese yen, the British pound, the Australian dollar, and the Polish zloty in relation to the U.S. dollar on the net assets of Legg Mason's subsidiaries in Brazil, Japan, the United Kingdom, Australia and Poland, for which the real, the yen, the pound, the Australian dollar, and the zloty are the functional currencies, respectively.

A summary of Legg Mason's accumulated other comprehensive income as of March 31, 2013 and 2012, is as follows:

	2013	2012
Foreign currency translation adjustment	**$47,259**	$71,204
Unrealized gains on investment securities, net of tax provision of $187 and $179, respectively	**280**	268
Total	**$47,539**	$71,472

There were no significant amounts reclassified from Accumulated other comprehensive income to the Consolidated Statements of Income (Loss) for the years ended March 31, 2013, 2012 or 2011.

14. DERIVATIVES AND HEDGING

The disclosures below detail Legg Mason's derivatives and hedging activities excluding the derivatives and hedging activities of CIVs. See Note 17, Variable Interest Entities and Consolidation of Investment Vehicles, for information related to the derivatives and hedging of CIVs.

Legg Mason uses currency forwards to economically hedge the risk of movements in exchange rates, primarily between the U.S. dollar, euro, Japanese yen, Singapore dollar, British pound, Chinese yuan, and South Korean won. In the Consolidated Balance Sheets, Legg Mason nets the fair value of certain foreign currency forwards executed with the same counterparty where Legg Mason has both the legal right and intent to settle the contracts on a net basis.

Legg Mason also uses market hedges on certain seed capital investments by entering into futures contracts to sell index funds that benchmark the hedged seed capital investments. Open futures contracts required cash collateral of $7,131 and $1,919 as of March 31, 2013 and 2012, respectively.

The following table presents the fair values as of March 31, 2013 and 2012, of derivative instruments not designated for accounting purposes as hedging instruments, classified as Other assets and Other liabilities:

	2013		2012	
	Assets	**Liabilities**	Assets	Liabilities
Currency forward contracts	**$1,496**	**$101**	$38	$685
Futures contracts	**443**	**680**	46	201
Total	**$1,939**	**$781**	$84	$886

The following table presents gains (losses) recognized on derivative instruments for the years ended March 31, 2013, 2012, and 2011:

		2013		2012		2011	
	Income Statement Classification	**Gains**	**Losses**	Gains	Losses	Gains	Losses
Currency forward contracts for:							
Operating activities	Other expense	**$3,650**	**$(1,858)**	$ 5,604	$(3,159)	$4,943	$ (6,094)
Seed capital investments	Other non-operating income (expense)	**1,090**	**(380)**	431	(351)	123	(355)
Futures contracts for seed capital investments	Other non-operating income (expense)	**1,914**	**(5,597)**	5,684	(4,560)	1,652	(7,146)
Total		**$6,654**	**$(7,835)**	$11,719	$(8,070)	$6,718	$(13,595)

15. RESTRUCTURING

In May 2010, Legg Mason announced a plan to streamline its business model to drive increased profitability and growth that primarily involved transitioning certain shared services to its investment affiliates which are closer to actual client relationships. This plan involved headcount reductions in operations, technology, and other administrative areas, which were partially offset by headcount increases at the affiliates, and enabled Legg Mason to eliminate a portion of its corporate office space that was primarily dedicated to operations and technology employees. The initiative was completed as of March 31, 2012.

Total transition-related costs were $127,500, including non-cash charges of $30,841, through completion of the plan in March 2012. Of the total transition-related costs incurred, $79,686 were related to charges for employee termination benefits and retention incentives during the transition period, and were recorded in Transition-related compensation in the Consolidated Statements of Income (Loss). The remainder represents other costs, including charges for consolidating leased office space, early contract terminations, asset disposals, and professional fees, which were recorded in the appropriate operating expense classifications. Charges for transition-related costs were $73,066 and $54,434 for the years ended March 31, 2012 and 2011, respectively, which primarily represent costs for lease loss accruals and fixed asset accelerated depreciation related to space permanently abandoned, as well as costs for severance and retention incentives.

The table below presents a summary of changes in the transition-related liability from March 31, 2011 through March 31, 2013:

	Severance and Retention Incentives	Lease Loss Accruals and Other	Total
Balance as of March 31, 2011	$ 23,211	$ 5,835	$ 29,046
Accrued charges	29,096	25,916[1]	55,012
Payments	(51,140)	(16,121)	(67,261)
Balance as of March 31, 2012	1,167	15,630	16,797
Payments and other	(1,167)	(10,744)	(11,911)
Balance as of March 31, 2013	**$ —**	**$ 4,886**	**$ 4,886**

(1) Includes lease loss accruals of $17,983 for space permanently abandoned.

16. BUSINESS SEGMENT INFORMATION

Legg Mason is a global asset management company that provides investment management and related services to a wide array of clients. Due to a realignment of its executive management team, beginning in fiscal 2012, the previous separation of the Americas and International divisions has been eliminated and the company operates in one reportable business segment, Global Asset Management. Global Asset Management provides investment advisory services to institutional and individual clients and to company-sponsored investment funds. The primary sources of revenue in Global Asset Management are investment advisory, distribution and administrative fees, which typically are calculated as a percentage of the AUM and vary based upon factors such as the type of underlying investment product and the type of services that are provided. In addition, performance fees may be earned under certain investment advisory contracts for exceeding performance benchmarks.

Revenues by geographic location are primarily based on the geographic location of the advisor or the domicile of fund families managed by Legg Mason.

The table below reflects our revenues and long-lived assets by geographic region as of March 31:

	2013	2012	2011
OPERATING REVENUES			
United States	**$1,800,539**	$1,806,990	$1,919,680
United Kingdom	**387,966**	448,863	512,313
Other International	**424,145**	406,721	352,324
Total	**$2,612,650**	$2,662,574	$2,784,317
INTANGIBLE ASSETS, NET AND GOODWILL			
United States	**$3,139,050**	$3,548,628	$3,565,019
United Kingdom	**895,767**	1,108,297	1,136,386
Other International	**411,910**	474,986	487,022
Total	**$4,446,727**	$5,131,911	$5,188,427

17. VARIABLE INTEREST ENTITIES AND CONSOLIDATION OF INVESTMENT VEHICLES

Legg Mason is the investment manager for CDOs/CLOs that are considered VIEs under revised accounting guidance, since investors in these structures lack unilateral decision making authority. These investment vehicles were created for the sole purpose of issuing collateralized instruments that offer investors the opportunity for returns that vary with the risk level of their investment. Legg Mason's management fee structure for these investment vehicles typically includes a senior management fee, and may also include subordinated and incentive management fees. Legg Mason holds no equity interest in any of these investment vehicles and did not transfer or sell any assets to any of these investment vehicles. In accordance with the methodology described in Note 1 above, Legg Mason concluded that it had a variable interest in only two of these investment vehicles, which are CLOs, and is the primary beneficiary of one of the two CLOs, because although Legg Mason holds no equity interest in either of these investment vehicles, it had both the power to control and had a significant variable interest in one CLO because of its expected subordinated fees. As of March 31, 2013 and 2012, the balances related to this CLO were consolidated on the Company's consolidated financial statements. The collateral assets of this VIE are primarily comprised of investments in corporate loans, and to a lesser extent, bonds. The assets of the CLO cannot be used by Legg Mason and gains and losses related to these assets have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. The liabilities of this VIE are primarily comprised of debt and the CLO's debt holders have no recourse to the general credit or assets of Legg Mason. The other CLO is not consolidated, as its level of expected subordinated fees is insignificant.

In addition, Legg Mason was the primary beneficiary of one sponsored investment fund VIE, and also held a controlling financial interest in one sponsored investment fund VRE, both of which were consolidated as of March 31, 2013, 2012 and 2011. Effective December 31, 2011, a controlling financial interest of $20,814 in a second sponsored investment fund VRE, which was consolidated by Legg Mason as of March 31, 2011 was redeemed. Accordingly, the fund was deconsolidated by Legg Mason and the fund's balance sheet amounts have been excluded from Legg Mason's consolidated balance sheet as of March 31, 2012 and later, but partial income statement and cash flow amounts for the fund have been included in Legg Mason's consolidated income and cash flow statements for the year ended March 31, 2012. Legg Mason's investment in CIVs as of March 31, 2013 and 2012, was $39,056 and $38,919, respectively, which represents its maximum risk of loss, excluding uncollected advisory fees. The assets of these CIVs are primarily comprised of investment securities. Investors and creditors of these CIVs have no recourse to the general credit or assets of Legg Mason beyond its investment in these funds.

The following tables reflect the impact of CIVs on the Consolidated Balance Sheets as of March 31, 2013 and 2012, respectively, and the Consolidated Statements of Income (Loss) for the years ended March 31, 2013, 2012 and 2011 respectively:

Consolidating Balance Sheets

	March 31, 2013			
	Balance before Consolidation of CIVs	**CIVs**	**Eliminations**	**Consolidated Totals**
Current assets	**$1,908,932**	**$ 73,320**	**$(39,390)**	**$1,942,862**
Non-current assets	**5,115,181**	**211,617**	**—**	**5,326,798**
Total assets	**$7,024,113**	**$284,937**	**$(39,390)**	**$7,269,660**
Current liabilities	**$ 692,261**	**$ 10,539**	**$ (334)**	**$ 702,466**
Long-term debt of CIVs	**—**	**207,835**	**—**	**207,835**
Other non-current liabilities	**1,517,069**	**2,930**	**—**	**1,519,999**
Total liabilities	**2,209,330**	**221,304**	**(334)**	**2,430,300**
Redeemable non-controlling interests	**1,355**	**—**	**19,654**	**21,009**
Total stockholders' equity	**4,813,428**	**63,633**	**(58,710)**	**4,818,351**
Total liabilities and equity	**$7,024,113**	**$284,937**	**$(39,390)**	**$7,269,660**

	March 31, 2012			
	Balance before Consolidation of CIVs	CIVs	Eliminations	Consolidated Totals
Current assets	$2,439,161	$ 58,040	$(39,407)	$2,457,794
Non-current assets	5,801,681	296,272	—	6,097,953
Total assets	$8,240,842	$354,312	$(39,407)	$8,555,747
Current liabilities	$ 971,803	$ 4,467	$ (488)	$ 975,782
Long-term debt of CIVs	—	271,707	—	271,707
Other non-current liabilities	1,603,064	3,872	—	1,606,936
Total liabilities	2,574,867	280,046	(488)	2,854,425
Redeemable non-controlling interests	996	—	23,035	24,031
Total stockholders' equity	5,664,979	74,266	(61,954)	5,677,291
Total liabilities and equity	$8,240,842	$354,312	$(39,407)	$8,555,747

Consolidating Statements of Income (Loss)

	Fiscal Year Ended March 31, 2013			
	Balance before Consolidation of CIVs	**CIVs**	**Eliminations**	**As Reported**
Total operating revenues	**$2,615,047**	**$ —**	**$(2,397)**	**$2,612,650**
Total operating expenses	**3,046,587**	**2,965**	**(2,403)**	**3,047,149**
Operating income (loss)	**(431,540)**	**(2,965)**	**6**	**(434,499)**
Total other non-operating income (expense)	**(72,177)**	**(2,864)**	**(1,067)**	**(76,108)**
Income (loss) before income tax provision (benefit)	**(503,717)**	**(5,829)**	**(1,061)**	**(510,607)**
Income tax provision (benefit)	**(150,859)**	**—**	**—**	**(150,859)**
Net income (loss)	**(352,858)**	**(5,829)**	**(1,061)**	**(359,748)**
Less: Net income (loss) attributable to noncontrolling interests	**469**	**—**	**(6,890)**	**(6,421)**
Net income (loss) attributable to Legg Mason, Inc.	**$ (353,327)**	**$(5,829)**	**$ 5,829**	**$ (353,327)**

	Fiscal Year Ended March 31, 2012			
	Balance before Consolidation of CIVs	CIVs	Eliminations	As Reported
Total operating revenues	$2,665,668	$ —	$ (3,094)	$2,662,574
Total operating expenses	2,323,213	3,709	(3,101)	2,323,821
Operating income (loss)	342,455	(3,709)	7	338,753
Total other non-operating income (expense)	(49,236)	18,336	(4,770)	(35,670)
Income (loss) before income tax provision (benefit)	293,219	14,627	(4,763)	303,083
Income tax provision (benefit)	72,052	—	—	72,052
Net income (loss)	221,167	14,627	(4,763)	231,031
Less: Net income (loss) attributable to noncontrolling interests	350	—	9,864	10,214
Net income (loss) attributable to Legg Mason, Inc.	$ 220,817	$14,627	$(14,627)	$ 220,817

	Fiscal Year Ended March 31, 2011			
	Balance before Consolidation of CIVs	CIVs	Eliminations	As Reported
Total operating revenues	$2,788,450	$ —	$(4,133)	$2,784,317
Total operating expenses	2,396,938	4,704	(4,133)	2,397,509
Operating income (loss)	391,512	(4,704)	—	386,808
Total other non-operating income (expense)	(17,931)	1,704	(5,384)	(21,611)
Income (loss) before income tax provision (benefit)	373,581	(3,000)	(5,384)	365,197
Income tax provision (benefit)	119,434	—	—	119,434
Net income (loss)	254,147	(3,000)	(5,384)	245,763
Less: Net income (loss) attributable to noncontrolling interests	224	—	(8,384)	(8,160)
Net income (loss) attributable to Legg Mason, Inc.	$ 253,923	$(3,000)	$ 3,000	$ 253,923

Other non-operating income (expense) includes interest income, interest expense and net gains (losses) on investments and long-term debt determined on an accrual basis.

The consolidation of CIVs has no impact on Net Income (Loss) Attributable to Legg Mason, Inc.

The fair value of the financial assets and (liabilities) of CIVs were determined using the following categories of inputs as of March 31, 2013:

	Quoted Prices in Active Markets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Value as of March 31, 2013**
ASSETS:				
Trading investments:				
Hedge funds	**$2,076**	**$ 3,268**	**$ 19,448**	**$ 24,792**
Investments:				
CLO loans	**—**	**172,519**	**—**	**172,519**
CLO bonds	**—**	**11,052**	**—**	**11,052**
Private equity funds	**—**	**—**	**26,982**	**26,982**
Total investments	**—**	**183,571**	**26,982**	**210,553**
	$2,076	**$186,839**	**$ 46,430**	**$ 235,345**
LIABILITIES:				
CLO debt	**$ —**	**$ —**	**$(207,835)**	**$(207,835)**
Derivative liabilities	**—**	**(2,930)**	**—**	**(2,930)**
	$ —	**$ (2,930)**	**$(207,835)**	**$(210,765)**

	As of March 31, 2012			
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value as of March 31, 2012
ASSETS:				
Trading investments:				
Hedge funds	$1,016	$ 6,443	$ 24,116	$ 31,575
Investments:				
CLO loans	—	260,690	—	260,690
CLO bonds	—	9,092	—	9,092
Private equity funds	—	—	25,071	25,071
Total investments	—	269,782	25,071	294,853
	$1,016	$276,225	$ 49,187	$ 326,428
LIABILITIES:				
CLO debt	$ —	$ —	$(271,707)	$(271,707)
Derivative liabilities	—	(3,872)	—	(3,872)
	$ —	$ (3,872)	$(271,707)	$(275,579)

Except for the CLO debt, substantially all of the above financial instruments where valuation methods rely on other than observable market inputs as a significant input utilize the NAV practical expedient, such that measurement uncertainty has little relevance. The following table provides a summary of qualitative information relating to the valuation of CLO debt:

Value as of March 31, 2013	**Valuation Technique**	**Unobservable Input**	**Range (Weighted-Average)**
$(207,835)	Discounted cash flow	Discount rate	1.1%–11.0% (2.3%)
		Default rate	3.0%– 4.0% (3.5%)
		Constant prepayment rate	25.0%

Value as of March 31, 2012	Valuation Technique	Unobservable Input	Range (Weighted-Average)
$(271,707)	Discounted cash flow	Discount rate	1.7%–24.5% (3.8%)
		Default rate	2.5%– 4.0% (3.4%)
		Constant prepayment rate	15.0%

Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, both the constant rate of prepayment and default rate are driven by market conditions related to interest rates, credit ratings, and other factors. Each of the inputs noted could move independently depending on specific market conditions, making it possible for varying market conditions to drive changes in these inputs with a positive, negative, or zero correlation.

The changes in assets and (liabilities) of CIVs measured at fair value using significant unobservable inputs (Level 3) for the years ended March 31, 2013 and 2012 are presented in the table below:

	Value as of March 31, 2012	Purchases	Sales	Settlements/ Other	Transfers	Realized and Unrealized Gains/ (Losses), Net	**Value as of March 31, 2013**
ASSETS:							
Hedge funds	$ 24,116	$1,980	$(6,602)	$ —	$—	$ (46)	**$ 19,448**
Private equity funds	25,071	2,622	(2,030)	—	—	1,319	**26,982**
	$ 49,187	$4,602	$(8,632)	$ —	$—	$ 1,273	**$ 46,430**
LIABILITIES:							
CLO debt	$(271,707)	$ —	$ —	$75,798	$—	$(11,926)	**$(207,835)**
Total realized and unrealized gains (losses), net						$(10,653)	

	Value as of March 31, 2011	Purchases	Sales	Transfers In	Transfers Out	Realized and Unrealized Gains, Net	Value as of March 31, 2012
ASSETS:							
Hedge funds	$ 34,272	$17,018	$(32,058)	$3,302	$(3,316)	$ 4,898	$ 24,116
Private equity funds	17,879	4,889	(762)	—	—	3,065	25,071
	$ 52,151	$21,907	$(32,820)	$3,302	$(3,316)	$ 7,963	$ 49,187
LIABILITIES:							
CLO debt	$(278,320)	$ —	$ —	$ —	$ —	$ 6,613	$(271,707)
Total realized and unrealized gains, net						$14,576	

Realized and unrealized gains and losses recorded for Level 3 assets and liabilities of CIVs are included in Other non-operating income (expense) of CIVs on the Consolidated Statements of Income (Loss). Total unrealized gains (losses) for Level 3 investments and liabilities of CIVs relating only to those assets and liabilities still held at the reporting date were $(11,842) and $7,297 for the years ended March 31, 2013 and 2012, respectively.

There were no transfers between Level 1 and Level 2 during either of the years ended March 31, 2013 and 2012.

The NAV values used as a practical expedient by CIVs have been provided by the investees and have been derived from the fair values of the underlying investments as of the respective reporting dates. The following table summarizes, as of March 31, 2013 and March 31, 2012, the nature of these investments and any related liquidation restrictions or other factors which may impact the ultimate value realized:

		Fair Value Determined Using NAV		**As of March 31, 2013**	
Category of Investment	Investment Strategy	**March 31, 2013**	March 31, 2012	**Unfunded Commitments**	**Remaining Term**
Hedge funds	Global macro, fixed income, long/short equity, systematic, emerging market, U.S. and European hedge	**$24,792**[1]	$31,575[2]	**n/a**	**n/a**
Private equity funds	Long/short equity	**26,982**[3]	25,071[3]	**$5,549**	**6 years**
Total		**$51,774**	$56,646	**$5,549**	

n/a—not applicable
(1) 11% daily redemption; 8% monthly redemption; 2% quarterly redemption; and 79% are subject to three to five year lock-up or side pocket provisions.
(2) 5% daily redemption; 6% monthly redemption; 5% quarterly redemption; and 84% are subject to three to five year lock-up or side pocket provisions.
(3) Liquidations are expected over the remaining term.

There are no current plans to sell any of these investments held as of March 31, 2013.

Legg Mason has elected the fair value option for certain eligible assets and liabilities, including corporate loans and debt, of the consolidated CLO. Management believes that the use of the fair value option eliminates certain timing differences and better matches the changes in fair value of assets and liabilities related to the CLO.

The following table presents the fair value and unpaid principal balance of CLO loans, bonds and debt carried at fair value under the fair value option as of March 31, 2013 and March 31, 2012:

	March 31, 2013	March 31, 2012
CLO loans and bonds		
Unpaid principal balance	**$186,839**	$277,156
Unpaid principal balance in excess of fair value	**(3,268)**	(7,374)
Fair value	**$183,571**	$269,782
Unpaid principal balance of loans that are more than 90 days past due and also in nonaccrual status	**$ —**	$ 2,963
Unpaid principal balance in excess of fair value for loans that are more than 90 days past due and also in nonaccrual status	**—**	(1,023)
Fair value of loans more than 90 days past due and in nonaccrual status	**$ —**	$ 1,940
CLO debt		
Principal amounts outstanding	**$225,161**	$300,959
Excess unpaid principal over fair value	**(17,326)**	(29,252)
Fair value	**$207,835**	$271,707

During the years ended March 31, 2013 and 2012, total net gains (losses) of $(8,455) and $2,054, respectively, were recognized in Other non-operating income (loss) of CIVs in the Consolidated Statements of Income (Loss) related to assets and liabilities for which the fair value option was elected. CLO loans and CLO debt measured at fair value have floating interest rates, therefore, substantially all of the estimated gains and losses included in earnings for the years ended March 31, 2013 and 2012, were attributable to instrument specific credit risk.

The CLO debt bears interest at variable rates based on LIBOR plus a pre-defined spread, which ranges from 25 basis points to 400 basis points. All outstanding debt matures on July 15, 2018. The CLO commenced its wind-down in July 2012, such that proceeds from securities cannot be reinvested and are applied to reduce the debt outstanding in the quarter subsequent to receipt, after other required payments.

Total derivative liabilities of CIVs of $2,930 and $3,872 as of March 31, 2013 and 2012, respectively, are recorded in Other liabilities of CIVs. Gains and (losses) of $942 and $(1,223), respectively, for the fiscal year ended March 31, 2013, and $54,603 and $(47,697), respectively, for the fiscal year ended March 31, 2012, related to derivative liabilities of CIVs are included in Other non-operating income (loss) of CIVs. There is no risk to Legg Mason in relation to the derivative assets and liabilities of the CIVs in excess of its investment in the funds, if any.

As of March 31, 2013 and 2012, for VIEs in which Legg Mason holds a variable interest or is the sponsor and holds a variable interest, but for which it was not the primary beneficiary, Legg Mason's carrying value and maximum risk of loss were as follows:

	As of March 31, 2013	
	Equity Interests on the Consolidated Balance Sheet	**Maximum Risk of Loss[1]**
CLOs	**$ —**	**$ 496**
Real Estate Investment Trust	**989**	**2,644**
Other sponsored investment funds	**43,104**	**87,121**
Total	**$44,093**	**$90,261**

	As of March 31, 2012	
	Equity Interests on the Consolidated Balance Sheet	Maximum Risk of Loss[1]
CLO	$ —	$ 442
Public-Private Investment Program[2]	282	282
Other sponsored investment funds	54,161	93,521
Total	$54,443	$94,245

(1) Includes equity investments the Company has made or is required to make and any earned but uncollected management fees.
(2) Upon liquidation of the fund, Legg Mason's investment was fully redeemed in the quarter ended December 31, 2012.

The Company's total AUM of unconsolidated VIEs was $17,090,267 and $17,534,840 as of March 31, 2013 and 2012, respectively.

The assets of these VIEs are primarily comprised of cash and cash equivalents and investment securities, and the liabilities are primarily comprised of debt and various expense accruals. These VIEs are not consolidated because Legg Mason does not absorb a majority of each VIE's expected losses or does not receive a majority of each VIE's expected residual returns.

Quarterly Financial Data

(Dollars in thousands, except per share amounts)
(Unaudited)

Fiscal 2013[1]	Quarter Ended Mar. 31	Dec. 31	Sept. 30	June 30
Operating Revenues	**$667,763**	**$ 673,900**	**$640,295**	**$630,692**
Operating Expenses	**624,750**	**1,307,223**	**560,561**	**554,615**
Operating Income (Loss)	**43,013**	**(633,323)**	**79,734**	**76,077**
Other Non-Operating Income (Expense)	**5,633**	**(5,441)**	**17,758**	**(94,058)**
Income (Loss) before Income Tax Provision (Benefit)	**48,646**	**(638,764)**	**97,492**	**(17,981)**
Income tax provision (benefit)	**17,955**	**(180,214)**	**16,397**	**(4,997)**
Net Income (Loss)	**30,691**	**(458,550)**	**81,095**	**(12,984)**
Less: Net income (loss) attributable to noncontrolling interests	**1,487**	**(4,680)**	**298**	**(3,526)**
Net Income (Loss) Attributable to Legg Mason, Inc.	**$ 29,204**	**$ (453,870)**	**$ 80,797**	**$ (9,458)**
Net Income (Loss) per Share Attributable to Legg Mason, Inc. common shareholders:				
Basic	**$ 0.23**	**$ (3.45)**	**$ 0.60**	**$ (0.07)**
Diluted	**0.23**	**(3.45)**	**0.60**	**(0.07)**
Cash dividend per share	**0.11**	**0.11**	**0.11**	**0.11**
Stock price range:				
High	**32.59**	**26.63**	**27.14**	**28.47**
Low	**25.43**	**23.88**	**23.31**	**22.36**
Assets Under Management:				
End of period	**$664,609**	**$ 648,879**	**$650,700**	**$631,823**
Average	**657,357**	**648,354**	**639,389**	**635,463**

(1) Due to rounding of quarterly results, total amounts for fiscal year may differ immaterially from the annual results.

As of May 21, 2013, the closing price of Legg Mason's common stock was $36.13.

Fiscal 2012[1]	Quarter Ended Mar. 31	Dec. 31	Sept. 30	June 30
Operating Revenues	$648,591	$626,978	$669,897	$717,108
Operating Expenses	576,379	567,655	563,045	616,742
Operating Income	72,212	59,323	106,852	100,366
Other Non-Operating Income (Expense)	37,781	(11,575)	(51,075)	(10,801)
Income before Income Tax Provision (Benefit)	109,993	47,748	55,777	89,565
Income tax provision (benefit)	33,184	12,607	(1,606)	27,867
Net Income	76,809	35,141	57,383	61,698
Less: Net income attributable to noncontrolling interests	740	7,009	719	1,746
Net Income attributable to Legg Mason, Inc.	$ 76,069	$ 28,132	$ 56,664	$ 59,952
Net Income per Share attributable to Legg Mason, Inc. common shareholders:				
Basic	$ 0.54	$ 0.20	$ 0.39	$ 0.40
Diluted	0.54	0.20	0.39	0.40
Cash dividend per share	0.08	0.08	0.08	0.08
Stock price range:				
High	29.49	29.56	34.32	37.82
Low	23.75	22.61	24.11	30.86
Assets Under Management:				
End of period	$643,318	$626,960	$611,794	$662,533
Average	634,916	622,004	643,296	670,761

(1) Due to rounding of quarterly results, total amounts for fiscal year may differ immaterially from the annual results.

Executive Officers

Joseph A. Sullivan
President and Chief Executive Officer

Peter H. Nachtwey
Senior Executive Vice President and Chief Financial Officer

Terence Johnson
Executive Vice President and Head of Global Distribution

Thomas C. Merchant
Executive Vice President and General Counsel

Jennifer Murphy
Executive Vice President and Chief Administrative Officer

Corporate Data

EXECUTIVE OFFICES

100 International Drive
Baltimore, Maryland 21202
(410) 539-0000
www.leggmason.com

FORM 10-K

Legg Mason's Annual Report on Form 10-K for fiscal 2013, filed with the Securities and Exchange Commission and containing audited financial statements, is available upon request without charge by writing to the Corporate Secretary at the Executive Offices of the Company.

Copies can also be obtained by accessing our website at www.leggmason.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
100 E. Pratt Street
Baltimore, Maryland 21202
(410) 783-7600
www.pwc.com

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(866) 668-6550
www.amstock.com

COMMON STOCK

Shares of Legg Mason, Inc. common stock are listed and traded on the New York Stock Exchange (symbol: LM). As of March 31, 2013, there were 1,360 shareholders of record of the Company's common stock.

Total Return Performance

The graph below compares the cumulative total stockholder return on Legg Mason's common stock for the last five fiscal years with the cumulative total return of the S&P 500 Stock Index and the SNL Asset Manager Index over the same period (assuming the investment of $100 in each on March 31, 2008). The SNL Asset Manager Index consists of 34 asset management firms.



150
125
100
75
50
25
0
INDEX VALUE
03/31/08
03/31/09
03/31/10
03/31/11
03/31/12
03/31/13
LEGG MASON, INC.
SNL ASSET MANAGER INDEX
S&P 500

	PERIOD ENDING					
INDEX	03/31/08	03/31/09	03/31/10	03/31/11	03/31/12	03/31/13
Legg Mason, Inc.	100.00	29.65	53.69	67.99	53.23	62.31
SNL Asset Manager Index	100.00	53.16	98.11	114.82	112.23	144.15
S&P 500	100.00	61.91	92.72	107.23	116.39	132.64

Source: SNL Financial LC, Charlottesville, VA
© 2013
www.snl.com






CR's Best
FINANCIALS/INSURANCE/REAL ESTATE
2012
CORPORATE RESPONSIBILITY MAGAZINE

Legg Mason was named **among 2012's Best Corporate Citizens** in the financials/insurance/ real estate sector by *Corporate Responsibility Magazine*.

Corporate Citizenship

At Legg Mason, we affirm our commitment to corporate citizenship each day—through philanthropic giving, environmental awareness, volunteerism efforts and diversity and inclusion in our workplace. Our employees are actively engaged in our corporate citizenship efforts which touch a wide range of causes and reach locales both inside the United States and abroad. We have always believed that by investing in our communities, we invest in our futures.

Philanthropy: Supporting and strengthening our communities. Legg Mason's long history of supporting community efforts and initiatives philanthropically through the Legg Mason Charitable Foundation focuses on our efforts over the long term and making our communities strong and vibrant for generations to come.

Environment: Protecting and improving our world. We are committed to advancing sustainability and environmental initiatives. Our online Sustainability Report details our efforts and dedication to making continued progress towards a more sustainable future.

Volunteerism: Enriching and participating in our communities. At Legg Mason, we strive to enrich our surrounding communities through employee volunteerism, including mentoring programs and our community-based Days of Caring program. We are proud to have been awarded the SIFMA Diversity Leadership Award this year for our work partnering with community-based nonprofit organizations and their boards to provide opportunities for employees to better serve their communities.

Diversity and Inclusion: Appreciating and leveraging our differences. Legg Mason is proud to be a company that promotes respect, inclusion and participation in a team-focused environment. We value collaboration and its impact on achieving creative solutions and new perspectives.









LEGG MASON
GLOBAL ASSET MANAGEMENT

Independent Expertise. Singular Focus.

Legg Mason, Inc.
100 International Drive
Baltimore, MD 21202
(410) 539-0000

www.leggmason.com


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